

VERSANT

Versant Corporation

Proxy Statement
for the 2011 Annual Meeting of Shareholders

Annual Report to Shareholders and Form 10-K
For the Fiscal Year Ended October 31, 2010

February 28, 2011

This Annual Report contains an overview of Versant's business, as well as information regarding Versant's operations and consolidated financial statements for the fiscal year ended October 31, 2010 and other information that our shareholders may find useful.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

VERSANT CORPORATION

Important notice regarding the Internet availability of Proxy materials for the Annual Meeting of Shareholders to be Held on April 18, 2011.

The Notice of the Annual Shareholder Meeting and the related Proxy Statement, Versant's Annual Report to Shareholders for the fiscal year ended October 31, 2010 and Versant's report on Form 10-K for its fiscal year ended October 31, 2010 are available at:

http://bnymellon.mobular.net/bnymellon/vsnt

For directions to the Meeting please call Investor Relations at (650) 232-2416.

90890

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THE BOARD OF DIRECTORS AND MANAGEMENT RECOMMEND A VOTE "FOR" THE PROPOSALS IN ITEMS 1 THROUGH 4.

Please mark your votes as indicated in this example **X**

1. Election of directors:	FOR ALL	WITHHOLD FOR ALL	*EXCEPTIONS
Nominees:	☐	☐	☐

01. Mr. Uday Bellary
02. Mr. William Henry Delevati
03. Dr. Herbert May
04. Mr. Jochen Witte
05. Mr. Bernhard Woebker

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box above and write that nominee's name in the space provided below.)

*Exceptions ______________________

	FOR	AGAINST	ABSTAIN
2. Vote to ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending October 31, 2011.	☐	☐	☐
3. To approve the amendment to the Company's 2005 Equity Incentive plan to increase the number of shares authorized for issuance under the plan by an additional 300,000 shares, from 855,685 to 1,155,685.	☐	☐	☐
4. To approve the amendment to the Company's 2005 Directors Stock Option plan to increase the number of shares authorized for issuance under the plan by an additional 20,000 shares from 119,000 to 139,000.	☐	☐	☐

5. To transact such other business as may properly come before the meeting or any adjournment of the meeting.

(This proxy should be marked, dated and signed by each shareholder exactly as such shareholder's name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. A corporation is requested to sign its name by its President or other authorized officer, with the office held designated. If shares are held by joint tenants or as community property, both holders should sign.)

TO ENSURE YOUR REPRESENTATION AT THE 2011 ANNUAL MEETING OF SHAREHOLDERS, PLEASE MARK, SIGN AND DATE THIS PROXY AND RETURN IT AS PROMPTLY AS POSSIBLE.

Mark Here for Address Change or Comments **SEE REVERSE** ☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature ______________________ **Signature** ______________________ **Date** __________

You can now access your Versant Corporation account online.

Access your Versant Corporation account online via Investor ServiceDirect® (ISD).

BNY Mellon Shareowner Services, the transfer agent for Versant Corporation, now makes it easy and convenient to get current information on your shareholder account.

- View account status
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Choose **MLink**℠ for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you through enrollment.

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THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
Versant Corporation
Proxy for 2011 Annual Meeting of Shareholders
April 18, 2011

The undersigned shareholder(s) of Versant Corporation, a California corporation, hereby acknowledges receipt of the Notice of 2011 Annual Meeting of Shareholders and Proxy Statement, each dated February 28, 2011, and hereby appoints Jochen Witte and Jerry Wong, and each of them, Proxies and Attorneys-in-Fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at our 2011 Annual Meeting of Shareholders to be held at our principal executive offices located at 255 Shoreline Drive, Suite 450, Redwood City, California 94065 USA, on Monday, April 18, 2011, at 10:00 a.m. Pacific Daylight Time, and at any adjournment thereof, and to vote all shares of our Common Stock which the undersigned would be entitled to vote if personally present on any and all of the following matters and with discretionary authority as to any and all other matters that may properly come before the meeting.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE BOARD OF DIRECTOR NOMINEES, FOR THE RATIFICATION OF GRANT THORNTON LLP, FOR THE AMENDMENT OF THE 2005 EMPLOYEE INCENTIVE PLAN, FOR THE AMENDMENT OF THE 2005 DIRECTORS STOCK OPTION PLAN AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXIES HEREIN ON ANY OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OF THE MEETING.

Address Change/Comments (Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

90890

VERSANT

Versant Corporation
255 Shoreline Drive, Suite 450
Redwood City, California 94065 USA

Proxy Supplement for the April 18, 2011
Annual Meeting of Shareholders of Versant Corporation

Dear Shareholders:

This letter is a supplement (the "Supplement") to the Proxy Statement and the notice of the 2011 Annual Meeting of Shareholders (the "2011 Annual Meeting") of Versant Corporation (the "Company" or "Versant") delivered on or about March 11, 2011 to the shareholders of record as of February 23, 2011. This Supplement relates to the departure of the Company's Chief Executive Officer and the appointment of an Interim Chief Executive Officer. All capitalized terms used but not defined in this Supplement have the meanings ascribed to them in the Proxy Statement. Except as expressly supplemented and amended below, all information set forth in the proxy statement and the notice remains accurate and should be considered when voting your shares.

Versant filed with the SEC a definitive proxy statement on February 28, 2011 (the "Proxy Statement") and this Supplement to the Proxy Statement on March 11, 2011. Investors and shareholders may obtain free copies of the Proxy Statement or the Supplement at the SEC's website at www.sec.gov or at http://bnymellon.mobular.net/bnymellon/vsnt. The Proxy Statement, the Supplement and the Company's annual report on Form 10-K (excluding the exhibits thereto), are available free of charge for Versant shareholders by written request to: Secretary, Versant Corporation, 255 Shoreline Drive, Suite 450, Redwood City, California 94065.

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting to Be Held on April 18, 2011. The Notice of the Annual Meeting, this Proxy Statement, this Supplement, Versant's Annual Report to Shareholders for the fiscal year ended October 31, 2010 and Versant's report on Form 10-K for its fiscal year ended October 31, 2010 are available on the internet at: http://bnymellon.mobular.net/bnymellon/vsnt.

The immediately following disclosure supplements and amends the discussion on pages 8 through 29 of the Proxy Statement under the headings "Board of Directors and Corporate Governance", including in particular the discussions under the subheadings "Directors Standing for Election", "Board of Directors Meetings and Committees", "Director Independence" and "Board Leadership Structure"; under the heading "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters"; and under the heading "Proposal No. 1 – Election of Directors".

New Interim Chief Executive Officer

Bernhard Woebker. Effective March 10, 2011, Mr. Bernhard Woebker was appointed as the Company's Interim President and Chief Executive Officer and as Managing Director of Versant GmbH. Mr. Woebker is 61 years of age and has served as a director of Versant since June 2005 and was previously a director of the Company from June 1999 until the Company's merger with Poet Holdings, Inc. in March 2004. Additional biographical information for Mr. Woebker is found on page 9 of the Proxy Statement.

Compensation. Mr. Woebker will initially be paid a base salary at the rate of €216,000 per year. He may also be eligible for a future discretionary bonus and stock option grants as may be determined by the Compensation Committee of the Board of Directors.

Role as Director. Mr. Woebker will continue to serve as a member of the Board of Directors of Versant and is a Board recommended nominee for re-election to the Board of Directors at the 2011 Annual Meeting. As Interim Chief Executive Officer of the Company, Mr. Woebker is no longer an Outside Director nor qualified as an independent director under the rules of The NASDAQ Stock Market or the rules of the SEC for determining independence as required for audit committee members. As a Company employee, Mr. Woebker will no longer receive board fees or equity for his Board service. In addition, Mr. Woebker will no longer serve on the Audit Committee of the Board.

Former Chief Executive Officer

Jochen Witte. On March 10, 2011, Jochen Witte, the Company's President and Chief Executive Officer and the managing director of its Versant GmbH subsidiary, resigned from these positions and entered into a separation agreement (the "Separation Agreement") with the Company. Mr. Witte will continue to serve as a part-time employee at a salary of €9,000 per month and assist in transitioning his responsibilities to Versant's new Interim Chief Executive Officer, Bernhard Woebker, until June 30, 2011, when Mr. Witte's employment will terminate.

Role as Director. Mr. Witte will continue to serve on Versant's Board of Directors and is a Board recommended nominee for re-election to the Board of Directors at the 2011 Annual Meeting. Mr. Witte has renounced any right to receive stock options under the Company's 2005 Directors Stock Option Plan, subject to any different determination by and in the discretion of the Compensation Committee, who could award Mr. Witte compensation for his services as a director in the Compensation Committee's discretion. It is possible that Mr. Witte would resign from the Board if and when the Company hires a new Chief Executive Officer.

Separation Agreement. The terms of Mr. Witte's Separation Agreement provide that, upon Mr. Witte's termination, in exchange for a general release of claims (including any compensation or other benefits to which Mr. Witte may otherwise have been entitled pursuant to his employment agreement), he will receive the following separation benefits: (i) a severance payment consisting of €216,000 (equivalent to approximately $300,200 U.S. Dollars based on recent exchange rates) plus a bonus of approximately €65,768 (equivalent to approximately $91,400 U.S. Dollars based on recent exchange rates), less applicable deductions and withholding; (ii) the vesting of Mr. Witte's Versant stock options will be accelerated by 12 months of vesting; and (iii) the exercise period of his outstanding Versant stock options will be extended so that such options will continue to be exercisable until March 31, 2012. Pursuant to the Separation Agreement Versant will also repurchase approximately 62,545 shares of Versant common stock owned by Mr. Witte (including 15,120 shares owned by his spouse) at a price of $13.50 per share, reflecting recent market trading prices of Versant's common stock.

Supplemental and Amended Disclosures

As a result of these management changes at Versant, certain other disclosures made in the Proxy Statement also require amendment as follows:

The following disclosure is added at page 18 of the Proxy Statement at the end of the Section titled "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters".

As noted above in this Supplement, pursuant to his Separation Agreement with the Company dated as of March 10, 2011, the Company has agreed to repurchase approximately 62,545 shares of Versant common stock owned by Mr. Witte (including 15,120 shares owned by his spouse).

The following disclosure supplements the discussion on page 20 of the Proxy Statement under the heading "Certain Relationships and Related Transactions", and replaces paragraph two under the heading "Certain Related Party Transactions".

Pursuant to the terms of the Separation Agreement between the Company and Jochen Witte entered into after the completion of fiscal year 2010, upon Mr. Witte's termination, in exchange for a general release of claims (including any compensation or other benefits to which Mr. Witte may have been entitled pursuant to his employment agreement), he will receive the following separation benefits: (i) a severance payment consisting of €216,000 (equivalent to approximately $300,200 U.S. Dollars based on recent exchange rates) plus a bonus of approximately €65,768 (equivalent to approximately $91,400 U.S. Dollars based on recent exchange rates), less applicable deductions and withholding; (ii) the vesting of Mr. Witte's Versant stock options will be accelerated by 12 months of vesting; and (iii) the exercise period of his outstanding Versant stock options will be extended so that such options will continue to be exercisable until March 31, 2012. Pursuant to the Separation Agreement Versant will also repurchase approximately 62,545 shares of Versant common stock owned by Mr. Witte (including 15,120 shares owned by his spouse) for approximately $845,000 at the price of $13.50 per share.

Other than these indemnification arrangements, the provisions of the Separation Agreement and the compensation of directors and Named Executive Officers as described elsewhere in this Proxy Statement, to the Company's knowledge there has not been since the beginning of fiscal year 2010 and there is not currently proposed any transaction in which the Company was or is to be a participant, in which the amount involved exceeds $120,000 or one percent of Versant's total assets at year end for the last two completed fiscal years; and in which any director, executive officer, 5% shareholder or any of their "immediate family members" (as defined by SEC regulations) had or will have a direct or indirect material interest.

The following disclosure replaces the second paragraph under the heading "Executive Compensation – Versant's Named Executive Officers" at page 22 of the Proxy Statement.

During Versant's fiscal year ended October 31, 2010, its only Named Executive Officers were Jochen Witte, Versant's President and Chief Executive Officer, and Jerry Wong, Versant's Vice President, Finance, Chief Financial Officer and Secretary (together referred to in this Proxy Statement as the "Named Executive Officers"). Versant has no other executive officers as of the date of this Proxy Statement except for Bernhard Woebker, its Interim President and Chief Executive Officer, and, except for Messrs. Witte and Wong, had no other executive officers during fiscal 2010.

The following disclosure is added at page 25 of the Proxy Statement under "Executive Compensation – Employment Contracts, Termination of Employment and Change-in Control Arrangements as a new third paragraph under the heading "Chief Executive Officer's Employment Arrangements".

On March 10, 2011, Jochen Witte, the Company's then President and Chief Executive Officer and the Managing Director of its Versant GmbH subsidiary, resigned from these positions and entered into the Separation Agreement which is summarized above in this Supplement. Mr. Witte will continue to serve as a part-time employee at a salary of €9,000 per month and assist in transitioning his responsibilities to Versant's new Interim Chief Executive Officer, Bernhard Woebker, until June 30, 2011, when Mr. Witte's employment will terminate.

The following disclosure is added at page 27 of the Proxy Statement as a new footnote 2 to the table set forth under the heading "Executive Compensation – Outstanding Equity Awards at Fiscal Year-End, Fiscal Year 2010".

(2) Bernhard Woebker, who became a Named Executive Officer on March 10, 2011, was not a Named Executive Officer during fiscal year 2010. Information regarding equity awards held by Mr. Woebker as of the end of fiscal year 2010 is set forth under "Board of Directors and Corporate Governance – Director Compensation – Equity Compensation" on page 13 of this Proxy Statement.

The footnote number (1) in the table at page 29 of the Proxy Statement under the heading "Proposal No. 1 – Election of Directors – Nominees" is deleted to reflect that director nominee Bernhard Woebker is no longer a member of the Audit Committee of the Board of Directors.

The following disclosure replaces the discussion on page 44 of the Proxy Statement, Proposal No. 4, Approval of Amendment to Versant's 2005 Directors Stock Option Plan under the heading "New Plan Benefits".

New Plan Benefits

The following table shows all expected fiscal 2011 option grants under the 2005 Directors Plan for the persons indicated assuming shareholders approve the amendment of the plan that is the subject of this proposal. Only Outside Directors are eligible for options under the 2005 Directors Plan. Therefore, we will not make any grants under the 2005 Directors Plan during fiscal 2011 to any individuals other than eligible Outside Directors.

Name and Position	Dollar Value	Number of Options (1)
Bernhard Woebker *Interim President and Chief Executive Officer*	—	—
Jerry Wong *Vice President, Finance, Chief Financial Officer*	—	—
All current executive officers as a group (2 persons)	—	—
All current directors who are not executive officers, as a group (3 persons)	$ *	12,000
All employees, including officers who are not executive officers, as a group	—	—

(*) The exercise price will be the closing price of Versant's Common Stock on August 22, 2011. The grant date fair value of each option will be computed in accordance with ASC 718. On March 9, 2011, the closing price of Versant Common Stock on the NASDAQ Capital Market was $13.84 per share.

(1) If the proposed amendment to the 2005 Directors Option Plan described in this Proxy Statement is approved, then each of our incumbent Outside Directors (currently three directors) who are directors on August 22, 2011 will receive an option to purchase 4,000 shares of our Common Stock on August 22, 2011 at an exercise price per share equal to the closing price of Versant's Common Stock on the date of grant, which option is immediately exercisable and vests as to 50% of the shares on each of the two anniversaries following the grant date subject to continued service as a director or consultant.

Our Board of Directors continues to unanimously recommend that you vote *"For"* all of the nominees for director in Proposal 1 and *"For"* Proposals 2, 3 and 4.

You may vote on the matters described in this Proxy Statement in person or by proxy. Whether or not you plan to attend the Annual Meeting in person - we ask that you please complete and return the enclosed proxy card promptly in the enclosed addressed, postage-paid envelope, so that your shares will be represented and voted at the Annual Meeting in accordance with your wishes.

By Order of the Board of Directors,

/s/ JERRY WONG

Jerry Wong
Secretary
March 11, 2011

VERSANT CORPORATION
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended October 31, 2010

TABLE OF CONTENTS

Without limitation, Versant Object Database, Versant®, FastObjects, db4o, db4objects and other Versant product names referred to herein are trademarks of Versant in the United States and/or other countries. All other corporate or trade names or service marks referred to in this report are the names or marks of their respective owners in the United States and/or other countries.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These forward-looking statements include, among other things, statements regarding the Company's expected future financial performance, assets, liquidity and trends anticipated for the Company's business. These statements are based on the Company's current expectations, assumptions, estimates and projections about the Company's business, the Company's industry and the market for the Company's goods and services, which are based on information that is reasonably available to the Company as of the date of this report. Forward-looking statements may include words such as "believes," "anticipates," "expects," "intends," "plans," "will," "may," "should," "estimates," "predicts," "forecasts," "guidance," "potential," "continue" or the negative of such terms, other variants of such terms or other similar expressions.

We caution investors that forward-looking statements are only predictions, forecasts or estimates based upon our current expectations about future events. The forward-looking statements are not guarantees or assurances of our future performance and are subject to significant risks and uncertainties that are inherently difficult to assess and predict, particularly in light of the continuing recessionary environment in the United States and the global economy. Consequently, our actual future results and performance may differ materially from the results and performance anticipated by any forward-looking statements due to these risks and uncertainties. Some of the important risks and factors that could cause our results and performance to differ from results or performance anticipated by this report are discussed in Item 1A of this report, —"Risk Factors"—which you should read carefully. We undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise or occur after the date of this report or for any other reason. Readers are urged to carefully review and consider the various disclosures made by Versant in this report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of risks and factors that may affect our business.

PART I

Item 1. Business

Overview of the Company

We are a leading provider of object-oriented data management software that forms a critical component of the infrastructure of enterprise computing. We design, develop, market and support object-oriented database management system products that companies use to solve complex data management and data integration problems. We also provide related product support, training, and consulting services to assist users of our products in developing and deploying software applications based on our products. We operate our business within a single operating segment that we refer to as "Data Management".

Our mission is to be a preferred vendor of core data management solutions to world-class enterprises whose businesses require the successful management of large and complex bodies of data. To achieve this goal our general strategy has been to develop and offer powerful, scalable and highly reliable data management solutions capable of handling a wide array of challenging applications for sophisticated customers in many industries. For example, we market our products to companies in the telecommunications and defense industries, as well as to customers in several vertical markets including technology, financial services, transportation and health care. Our software has been used in strategic distributed applications such as network modeling and management, fault diagnosis, fraud prevention, service activation and assurance, and customer billing, scheduling and other applications. We strive to continually improve our core data management products and related tools to make our solutions even more useful, reliable and performance oriented. In our research and development efforts we also strive to make our products usable and accessible by customers using different computing or software platforms, in order to expand the markets and industries we serve.

We were incorporated in California in August 1988 under the name Object Sciences Corporation and completed our initial public offering of our common stock under the name of Versant Object Technology Company in July 1996. The name of the company was changed to Versant Corporation on July 15, 1998. In March 2004, we acquired Poet Holdings, Inc. (Poet) through a merger. Prior to that merger, Poet was a provider of object-oriented data management software headquartered in the United States, whose stock was publicly traded on the Frankfurt Stock Exchange. In June 2004, we acquired the JDO Genie product line and its customers from JDO Genie (PTY) Ltd., a privately held South African company and in July 2004, we acquired FastObjects, Inc., a private company that held North American distribution rights with respect to Poet's FastObjects database management product. In August of 2005, we effected a 1-for-10 reverse split of our outstanding common stock. In February 2006, we sold our WebSphere consulting business. On December 1, 2008 we acquired the assets of the database software business of privately-held Servo Software, Inc. (formerly named db4objects, Inc.), which included an open source object database software solution targeting the embedded device market. Our principal executive offices are located at 255 Shoreline Drive, Suite 450, Redwood City, California 94065 and our telephone number is (650) 232-2400.

Our website URL is www.versant.com. Except as otherwise expressly set forth in this report on Form 10-K, the information contained in, or referred to on, our website is not a part of this report.

We conduct most of our administrative operations from our U.S headquarters in Redwood City, California and the offices of our German subsidiary, Versant GmbH, which is headquartered in Hamburg, Germany. Our research and development activities are primarily conducted by our German subsidiary, Versant GmbH. In September 2009, a restructuring plan was undertaken to consolidate the Company's research and development efforts into one location in Germany and to close a facility in India. This restructuring plan was substantially completed as of April 30, 2010.

Industry Background

Computerized data management has evolved significantly over the past few decades. As business computing became more sophisticated, network and hierarchical databases emerged in the 1970s to serve growing business data requirements. In the 1980s, these types of databases were largely superseded by relational database technology, which continues to be a widely prevalent database technology today. The mid to late 1980s saw the emergence of object-oriented software programming. In object-oriented programming, smaller software building blocks called "objects", which can perform specific functions, are aggregated with other objects in order to create larger software systems. With the advent of object-oriented software programming, it became possible to incorporate the unique features and advantages of object-based software into database management solutions. Our principal products are object-based database management software solutions, which we believe have advantages over relational database technology. In particular, we believe that object-based database management solutions are especially well suited for successfully addressing the complex and challenging data management and analytical requirements of companies who need to rapidly source, update, analyze and use very large changing bodies of complex data for a wide variety of business applications.

Certain Industry Terms

For reference purposes we have listed below certain well-known technical terms often used in our data management industry to assist readers in better understanding the information provided in this report:

- *API*—means application program interface, a software source code interface that an operating system provides to enable other software programs to use and access the functionality of that operating system.
- *Application Server*—deployment software used to build and deploy Internet applications, including commercial websites, internal company websites and applications requiring a higher degree of scalability than is typically deployed in support of solutions for smaller user populations.
- *Cache*—performance enhancing software that works with servers to improve their response times and throughput.
- *Cores*—a multicore chip, i.e., a computer chip that contains more than one central processing unit, allowing for greater increases in computing power in contrast to a chip containing a single central processing unit.
- *Data Integration*—a broad term for a variety of techniques that enable the data from one software system to be used in other software systems.
- *Disk mirroring*—a technique using specialized software, and often specialized hardware, to get the same data on two storage disks for the purpose of increasing the reliability or making a quick snapshot (duplicate backup) of a database.
- *Fault tolerant server*—a server that offers higher reliability through the use of duplicated hardware and specialized software, so that, in the event of a failure of one database, the surviving database can continue offering normal service.
- *Java*—a software programming language originally developed by Sun Microsystems.
- *J2EE-based*—an application or software component that is deployed in a Java 2 Enterprise Edition (J2EE) software environment.
- *JDO*—Java Data Object, a standard-based Java API for Versant.

- *JDBC*—Java Database Connectivity, a standard in the relational database world for processing SQL to Java.
- *JVI*—Java Versant Interface, a proprietary-based Java API for Versant.
- *Object-Oriented*—object-oriented software uses smaller building blocks called objects to create larger software systems.
- *ODBC*—Open Database Connectivity, a standard in the relational database world for processing SQL to a computer language other than Java.
- *Relational Database*—data management software that stores data as tables and columns and can be accessed using SQL.
- *Replication*—a range of technical approaches that enable multiple databases to be approximately synchronized, or to contain the same data.
- *SNMP*—Simple Network Management Protocol is a network protocol used in network management systems to monitor network attached devices for conditions that warrant administration attention.
- *SQL*—an industry standard computer software language used to retrieve and manage data, typically used in relational database management systems.
- *XML*—a standard format used to exchange data (information) between multiple software systems.

Overview of Our Products and Services

We provide sophisticated data management solutions designed to address complex data management needs. Our Versant Object Database product is used primarily by larger enterprises which have significant large-scale data management requirements, such as technology providers, telecommunications carriers, government defense agencies, defense contractors, healthcare companies and companies in the financial services and transportation industries. Since the incorporation of Poet's FastObjects solution into our product line in March 2004, we expanded the scope of our solutions to also address the data management needs of smaller systems. With our acquisition of db4o in December 2008, we added a database solution for the embedded space which we plan to continue to develop and support.

The data management needs of our customers usually involve many business functions, ranging from usage and management of the customer's internal data to the processing of externally originated information such as customer enrollment, billing and payment transaction data. Our solutions have also been used to solve complex data management issues such as fraud detection, risk analysis, yield management, and a host of other problems that require an application specific data management solution.

In addition to our product offerings, to assist users in their development and deployment of applications based on the Versant Object Database, FastObjects and db4o, we offer a variety of related services, including consulting, training, and technical support services. We also provide customers with maintenance and support services with respect to our products.

Benefits of Versant Solutions

Our products provide customers the following benefits for specialized data management:

- *High Performance.* Our object-based architecture provides direct access or navigation to stored objects. The balanced client-server architecture of Versant products enhances performance by efficiently distributing processing burdens between clients and servers to leverage the processing power of networked computers.

- *Highly Scalable Support for Distributed Computing.* Our products can work in various environments ranging from small workgroup operations to operations involving thousands of users over wide area networks or the Internet. This scalability can be achieved through object-level operations and other design features.
- *Reliability, Availability and Serviceability.* Our Versant Object Database product offers a number of features designed to permit continuous operation, including features providing online backup and recovery and online modification of the database system, as well as system utilities that can operate while the system is running. These features, when coupled together with replication and disk mirroring provided by a Fault Tolerant Server, support continuous operation of our products.
- *Language-Independent Support for Object-Oriented Programming.* Our products provide native support for the leading object-oriented software development languages of C++, Microsoft .NET and Java. This facilitates rapid and flexible application development by our customers and the maintenance and evolution of complex and dynamic applications that closely model real-world systems and processes.
- *Support for Component Architectures.* The Versant Object Database client integrates with leading J2EE application servers, including IBM WebSphere, BEA Weblogic and Red Hat JBoss application servers. These application servers enable users to build and deploy J2EE-based applications that will work compatibly and directly with the Versant Object Database in order to gain our productivity and performance advantages.
- *Support of Major Operating Systems.* Versant products operate on a wide range of server platforms, including UNIX platforms from Sun Microsystems, Hewlett-Packard and IBM, Linux platforms from Red Hat, and Microsoft Windows platforms.
- *Support of Major Embedded Operating Systems.* Versant products operate on a wide range of handheld platforms, including J2ME, Microsoft Compact Framework, and Google's Android.

Products

Versant Object Database (VOD)

VOD, an eighth generation object database management system, is Versant's flagship product and is designed to support multi-user, commercial applications in distributed computing environments. VOD enables users to store, manage, and distribute information that often cannot be administered effectively through traditional database technologies, including the following types of information:

- real-time data, graphics, images, video, audio and unstructured text;
- dynamic, graph-oriented data, such as network management data and advanced financial instruments; and
- meta-data, data aiding integration of diverse systems, and workflow information, which together
- enable the construction of applications that integrate diverse systems and add new functionality, often making this functionality available over the Internet.

The object-oriented, balanced client-server architecture of VOD provides the basis for high-performance, scalable distributed applications. We believe that VOD's performance is superior compared to relational database management systems, particularly for complex data applications, for which VOD has the capability of processing a wide variety of abstract data types in a highly concurrent, high performance manner. We also believe that use of VOD allows our customers to reduce the time they need to develop applications for their data management systems and improves their system performance.

VOD is designed to integrate up to 65,000 databases connected over a like number of locations on a variety of hardware and software platforms. Each database has a theoretical storage capacity of 4.6 million terabytes, an amount far beyond the actual capacity of most existing operating systems. VOD implements a variety of database features, including two-phase commitment for distributed transaction integrity and "database triggers" to monitor changing events and data and to notify users and applications when specified events occur. In addition, on-line management utilities enable routine maintenance to be performed while the database is running. These include utilities to perform backup operations, manage log files, dynamically evolve database schema, add, delete and compress volumes on disk storage and related functions. These utilities provide multiple levels of administrative access and application security.

Version 8.0 of VOD includes our core object database management system, C++, Java and .NET language interfaces (proprietary JVI and standards-based JDO), and XML for import and export of data into the database. By bundling these components with VOD, we believe we are enhancing the solution that we are offering, thereby making it easier for customers to deploy applications requiring these components.

As part of the VOD family of solutions, we also offer a range of add-on options that a customer can use in situations requiring advanced capabilities, including the following:

- *Versant FTS (Fault Tolerant Server)* provides highly reliable operations in mission-critical environments. This product provides transparent failure recovery by connecting database clients to synchronized copies of the database stored on physically separate computers. If one of the databases fails due to operating system failure, hardware breakdown or any other form of interruption, the other database continues operation without application interruption. When the failed database is restored, the two databases automatically resynchronize and resume operations without any interruption in application processing.

- *Versant Management Center* is an add-on tool for the monitoring of Versant Object Databases, following the standard managing console/remote agent paradigm. The remote agent resides on the Versant server system, while the managing console is a graphical interface running on a Versant client system to display the ongoing activity of the monitored database. The tool also supports industry standard formats for monitoring known as SNMP and can be integrated with other third party SNMP enabled monitoring tools.

- *Versant Asynch Replication* supports both master-slave and peer-to-peer asynchronous replication between multiple object servers. This can be used to replicate data to a distributed recovery site or to replicate data between multiple local object servers for increased performance and reliability.

- *Versant Compact* allows the online compaction of production database data volumes for special categories of applications that are performing heavy data deletions. This option allows customers to ensure continuous operations at required performance levels by eliminating performance degradation due to fragmentation, a common problem for databases in this application category.

- *Versant SQL* provides JDBC/ODBC driver connectivity, allowing the use of standard SQL enabled tooling to access VOD. This is especially useful for customers who use industry standard reporting tools such as Crystal Reports and Microsoft Access.

- *Versant HA Backup (High Availability Backup)* enables VOD to use the mirroring and backup features of other enterprise storage systems to take an online backup of very large data volumes within seconds, without impacting transaction response times.

FastObjects

FastObjects is an object database management system designed to provide minimal administration and to work natively with the customer's product. The primary target application for our FastObjects product line is for use as an embedded data management system to be integrated in a customer's products. FastObjects is used in a vast range of applications, including medical devices, vending machines, telecom equipment, and defense systems. The majority of FastObjects installations are now running under the Microsoft Windows Operating System.

db4o

db4o is an open source object database that enables Java and .NET developers to store and retrieve any application object with only one line of code, eliminating the need to predefine or maintain a separate, rigid data model. The db4o product targets embedded applications and embedded operating system deployments.

Services

We derived approximately 47% of our revenues from services in fiscal 2010, predominantly from maintenance services. Our services include maintenance and support programs for our data management products, consulting services and the development of customer-specific extensions to our products.

Maintenance Services. We provide maintenance and technical support services for our products that are generally available at an annual fee that varies depending on the type and level of support the customer requires. Maintenance and support contracts, which typically have twelve-month terms, are offered concurrently with the initial license of our product and entitle a customer to telephone support, product upgrades, and documentation updates. For additional fees, customers may purchase a special support package that provides dedicated support engineers and telephone support available for 24 hours per day and seven days a week. Maintenance contracts are typically renewable annually and typically are paid for in advance for all products, but in some instances maintenance and support fees are paid in arrears. For the support of older versions of our products, we offer specific obsolescence support options.

Professional Services. We also provide a variety of training and consulting services to assist customers in the design, development, training and management of applications that are built based on our core products. Training services are offered for a variety of Versant-specific and other object-related technologies and range from beginning to advanced levels. Consulting services are available for analysis and design assistance, mentoring and technical information transfer, application coding, design reviews and performance analysis. In addition, we provide custom development services to customers that request unique or proprietary product extensions.

Our Customers

We categorize our customers into two broad groups, End-Users and Value Added Resellers ("VARs"). End-Users are companies who use our products internally and do not redistribute our products outside their corporate organizations. VAR customers, on the other hand, include traditional Value Added Resellers, Systems Integrators, OEMs and other vendors who redistribute Versant products to third party customers, either individually or as part of an integrated product.

We license our data management products through two types of perpetual licenses—development licenses and deployment licenses. Development licenses, typically sold on a per seat basis, authorize a customer to develop an application program that uses our software product. Under a deployment license, a customer is permitted to deploy an application that it has developed under a development license from us. End-Users generally purchase deployment licenses based on the number of central processing units (CPUs) accessing the server that will run the application using our database management system. For certain applications, we offer deployment licenses priced on a per user basis. Pricing of Versant Object Database and FastObjects varies according to several factors, including the number of CPUs/Cores per server on which the applications run, and the number of users that are able to access the server at any particular time. Customers may elect to simultaneously purchase development and deployment licenses for their projects, or instead may initially purchase only a development license and purchase a deployment license later when their applications developed on our software are completed. Pricing of db4o also varies according to several factors, including the number of CPUs/Cores per server on which the applications run, and the number of users that are able to access the server at any particular time. However, due to the open source nature of the db4o product, for db4o at this time we only offer use/deployment licenses (and not development licenses).

VARs and distributors purchase development licenses from us on a per seat basis and on terms similar to those of development licenses that we sell directly to End-Users. VARs are authorized to sublicense directly to the End-User deployment copies of our data management products, which are either bundled or embedded in the VARs' applications. VARs are required to report the distribution of our software to us and are charged a royalty that is based either on the number of copies of the application software that are distributed or computed as a percentage of the selling price charged by the VAR to its end-user customers. These royalties may be prepaid in full or paid upon deployment.

Frequently a significant portion of our total revenues have been derived from a limited number of large organizations who tend to change from year to year. In fiscal year 2010, one customer accounted for 13% of our total revenues for the first quarter; two customers accounted for 12% and 17%, respectively, of our total revenues for the second quarter; one customer accounted for 15% of our total revenues for the third quarter; and two customers accounted for 12% and 13%, respectively, of our total revenues in the fourth quarter. One customer accounted for 12% of our total revenues for the fiscal year ended October 31, 2010. In fiscal year 2009, no one customer accounted for 10% or more of our total revenues for the fiscal year or in any fiscal quarter as we experienced smaller average license transactions in fiscal 2009. In fiscal 2008, one customer accounted for 23% of our total revenues for the first quarter; two customers accounted for 15% and 14%, respectively, of our total revenues for the second quarter of fiscal 2008; and two customers accounted for 22% and 11%, respectively, of our total revenues for the third quarter of fiscal 2008; although no one customer accounted for 10% or more of our total revenues for the fourth quarter of fiscal 2008 or for fiscal 2008.

Our Vertical Markets

Versant Object Database and FastObjects are licensed for development or deployment, or both, and db4o is licensed only for deployment, in a wide range of applications. A substantial amount of our sales is for applications in the telecommunications, transportation, technology, healthcare, financial services, media and defense sectors. Many of our customers have licensed multiple copies of our products for use in different applications.

Our future performance will depend in significant part on achieving increased usage and sales of the Versant Object Database and FastObjects in telecommunications, transportation, technology, healthcare, financial market applications, media, defense and online gaming, the continued acceptance of our products within these industries and achieving use and acceptance of our products in other industries.

Sales and Marketing

Sales Channels. We market and sell our products principally through our direct sales force and through value-added resellers, systems integrators, and distributors.

Direct Sales. Our direct sales organization is based in our corporate offices in Redwood City, California and Hamburg, Germany, and in some regional and other offices in the U.S. and Europe. The direct sales organization includes field sales personnel, who are responsible for account management, and systems engineers, who answer technical questions and assist customers in running benchmarks against competitive products and in developing prototype applications.

Indirect Sales. Part of our sales strategy is to further develop indirect distribution channels, such as value-added resellers and systems integrators who address new markets or industries. Systems integrators may integrate our products with their own or those of other vendors, in order to provide a complete solution to their customers. Under their agreements with Versant, value-added resellers and systems integrators are typically not subject to any minimum purchase or resale requirements and can cease marketing our products at any time. Some of our value-added resellers and systems integrators offer products they produced by themselves or by other vendors, which may in some cases compete with our products. In addition we distribute our products in certain markets through distributors who resell our products without integrating them in other solutions.

Marketing. The primary objective of our marketing efforts is to build increased visibility for Versant and its products and to generate sales leads for our business. Our marketing programs have included our efforts at cultivating media and analyst relations, fostering valuable investor communications, speakers' programs, online marketing, partner-marketing programs, sponsoring database technology scholarship programs at the university level, participation in conferences and tradeshows and in some cases preparation of white papers or other marketing / advertising initiatives targeting a discrete industry or market.

Sales Process. The cycle for a complete sale of our products to new and large enterprise customers can often exceed six months and may extend to a year or beyond. For existing customers with successfully deployed applications, sales cycles for new applications of our core products are generally shorter. During the sales cycle, meetings involving both Versant technical and management staff are conducted frequently at the prospective customer's site and at our headquarters. As part of their product selection process, our prospective customers typically perform a detailed technical evaluation or benchmark of our object-based technologies, often directly comparing them to competitive products. Upon completion of the evaluation, a customer that chooses our solution may purchase one or more development licenses, which entitle the customer to develop applications that use a Versant software product. The number of development licenses a customer may acquire depends upon the number of programmers who will develop and build the customer's application. Additionally, a customer may purchase technical support, training courses and consulting services. Our customers may also purchase deployment licenses from us that enable them to sell and market product applications developed under a Versant development license. In some cases our customers purchase deployment licenses at the same time they purchase development licenses. In other cases customers may instead defer their purchase of deployment licenses and related maintenance until they complete the application development under their development license (a process that typically takes at least six months and can exceed one year).

Shipping and Backlog. Our software may be either physically or electronically delivered to the customer. If physically delivered, our software product is shipped from either our Redwood City or Hamburg facilities and is delivered to the customer upon receipt of an approved order and a signed license agreement. We typically do not have a material backlog of unfilled license orders at any given time, and we do not consider backlog to be a meaningful indicator of our future performance.

International Sales and Marketing. Our international sales are primarily recorded by our subsidiary in Germany, which sells our products through distributors and value-added resellers, as well as directly to end-users. In fiscal 2009, we partnered with a distributor in China to access potential long-term growth opportunities in that geographic region and continued that activity in fiscal 2010. For fiscal 2010, our international revenues derived from customers outside North America made up approximately 60% of our total revenues, compared to 62% for fiscal 2009 and 63% for fiscal 2008. Risks particularly associated with our international sales are discussed below in Item 1A under the risk factor captioned "International Operations pose unique risks".

Competition

Our software products compete with products of companies offering object and relational database management systems. Our competitors, especially Oracle and Progress Software, have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings, larger and more established distribution channels and a larger installed base of customers than does Versant. In addition, many of our competitors have well-established relationships with our current and potential customers and may offer broader suites of products with a wide array of complementary applications which may incentivize customers to purchase these competitors' data management products. We may not be able to compete successfully against current or future competitors, and competitive pressures could have a material adverse effect on the business, pricing, operating results and financial condition of the company.

Research and Development

Currently our research and development activities are conducted primarily in Hamburg, Germany and consist primarily of the development of enhancements of and improvements to our existing product line, (quality assurance engineering) and development of add-on option solutions used with our principal products. In fiscal 2010, fiscal 2009 and fiscal 2008, our research and development expenses were $3.8 million, $4.0 million and $4.1 million, respectively. Our research and development expenses consist primarily of personnel and related expenses, including payroll and employee benefits, expenses for facilities and payments made to outside software development contractors and, to a lesser degree, depreciation of capital equipment.

Intellectual Property and Other Proprietary Rights

We consider our products as proprietary. We attempt to protect our technology by relying primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. For example, we license our software pursuant to signed license agreements and, to a lesser extent, "shrink-wrap" licenses displayed in evaluation downloads and in software installation screens, which impose certain restrictions on the licensee's ability to utilize our software. In addition, we take steps to avoid disclosure of our trade secrets, such as requiring persons with access to our proprietary information to execute non-disclosure agreements, and we restrict access to our software source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We were awarded a United States patent (No. 5,822,759) for our proprietary cache system used within our product suites, which expires in 2015. We also have certain trademarks and service marks for certain of our products and services.

Employees

As of October 31, 2010, we and our subsidiaries had a total of 61 full time employees, of whom 19 were based in the United States and 42 in Europe. As of October 31, 2010, 31 employees were engaged in engineering and technical services, 14 were engaged in sales and marketing and the remaining 16 were engaged in general administration and finance. To the best of our knowledge, none of our employees is represented by a labor union. We have not experienced any organized work stoppage to date and believe that our relationship with our employees is generally good.

Our future performance depends mostly upon the continued service of our key technical, sales, and senior management personnel. The loss of the services of one or more of our key employees could have a material adverse effect on our business, operating results and financial condition.

Restructuring

In September 2009, a restructuring plan was undertaken to consolidate the Company's research and development efforts into one location in Germany in order to streamline operations, create management efficiencies and increase productivity. The Company committed to closing its research and development facility in Pune, India and winding down the affairs of its subsidiary, Versant India Private Limited. The restructuring was substantially completed during the second fiscal quarter ended April 30, 2010. See Note 13 of our "Notes to Consolidated Financial Statements" in Item 8 of this report for more information regarding this transaction.

As part of restructuring efforts to refocus the Company on its core object database management business, in February 2006, we sold our WebSphere consulting business in exchange for a one-time cash payment plus certain contingent payments payable over a 24-month period following the close of the transaction. As a result, the results of operations of our WebSphere consulting practice for fiscal 2008 were reflected as discontinued operations. Therefore, reported revenues for this period no longer include any revenues from the WebSphere consulting practice. The results from the discontinued WebSphere operations, however, are reported as net income from discontinued operations, net of income taxes. See Note 15 of our "Notes to Consolidated Financial Statements" in Item 8 of this report for more information regarding this transaction.

Investor Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, or the "Exchange Act" pursuant to which we file our periodic reports on Forms 10-Q, 10-K, 8-K, proxy statements and other information with the Securities and Exchange Commission, or "the SEC". These reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, DC 20549. Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1(800) SEC-0330. In addition, the SEC maintains an Internet site (at http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Information regarding our revenues, net income, total assets and other financial information for our fiscal years ended October 31, 2010, 2009 and 2008 can be found in Item 8 of this report on Form 10-K, which is incorporated here by reference.

Financial and other information about Versant can also be accessed at our Investor Relations website. The address of Versant's website is: (www.versant.com). We make available, free of charge, copies of our annual reports, annual reports on Forms 10-K, quarterly reports on Forms 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after filing such materials with the SEC.

Item 1A. Risk Factors.

This annual report on Form 10-K contains forward-looking statements regarding the Company that involve risks and uncertainties, including, but not limited to, those set forth below in this Item 1A, that could cause our actual results of operations and financial condition to differ materially from those contemplated in the forward-looking statements. The risks and uncertainties set forth below should be carefully considered when evaluating our business and prospects.

Current economic conditions may harm our business and results of operations. Global economic conditions and financial markets have continued to be challenging to the enterprise software market, as many economies and financial markets continue to experience a deep recession stemming from a multitude of factors, including adverse credit conditions, slower economic activity, concerns about the debt levels and financial viability of certain European countries and the instability of financial institutions and other businesses, inflation and deflation, continuing high rates of unemployment, reduced corporate capital spending, adverse business conditions and liquidity concerns and other factors. Economic growth in the U.S. and many other countries has remained very slow and the length of time these adverse economic conditions may persist are unknown. During challenging economic times and in tight credit markets, many prospective customers delay or reduce technology purchases. This has resulted, and could continue to result in, reductions in sales of our products and services, longer sales cycles, smaller sales levels, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. Continued softness in corporate information technology spending would have a direct adverse impact on our business and any of these events would likely materially harm our business, including by decreasing our revenues, decreasing cash provided by operating activities and negatively impacting our liquidity. We cannot predict the duration of these economic conditions or the impact they will have on our customers or business.

We are dependent on a limited number of products, especially Versant Object Database or "VOD". Most of our license revenues to date have been derived from our VOD product, its predecessors and related products that add to or extend the capabilities of VOD. Consequently, if our ability to generate revenues from VOD were negatively impacted, our business, cash flows and results of operations would be materially and adversely affected. Many factors could negatively impact our ability to generate revenues from Versant Object Database, including without limitation softness in demand in the North American or European markets for enterprise software, the current downturn in the global economy and any slowness in the U.S. or European economies or in key industries we serve, such as the telecommunications and defense industries, the success of competitive products of other vendors, reduction in the prices we can obtain for our products due to competitive or economic factors, the adoption of new technologies or standards that make our products technologically obsolete and customer reluctance to invest in object-oriented technologies. Although we have taken steps to diversify our product line through our 2004 acquisition of Poet and its FastObjects data management product and our December 2008 acquisition of db4o, we still expect that sales of VOD will continue to be very critical to our revenues for the foreseeable future. Accordingly, any significant reduction in revenue levels from our VOD product can be expected to have a material negative impact on our business and results of operation.

Efforts to expand and diversify our product line may adversely affect our operating results and may not result in the development of successful new products. In order to sustain our revenues, we may need to develop new products to expand and diversify our product offerings beyond our core products, VOD, FastObjects and db4o. However expanding our product line will likely require substantial marketing, research and development and sales expenditures, and in some cases product acquisition costs, with no assurance that we will receive incremental additional revenue from such new products. To develop successful new products typically requires us to incur significant marketing expenditures to determine the viability of new products and applications and target customers, as well as substantial research and development expenditures and additional sales expense associated with selling new products to new customers. A significant portion of such expenses would likely be incurred well in advance of our recognition of any revenues from such new products, and thus could adversely affect our results of operations and cash flows for certain fiscal periods before we derive any significant revenues from such new products. In addition, there can be no assurance that any new products will be accepted in the marketplace or generate meaningful amounts of revenue or net income. Failure to develop successful new products may adversely affect our ability to successfully market other products and our future revenues. Consequently, the Company must act carefully when making product or technology development decisions. In December 2008 we acquired the db4o database assets of Servo Software, with the objective of giving us a new product, as well as access to new customers and additional revenue opportunities. However the financial costs of this acquisition and associated operational costs have adversely affected our results of operations for fiscal years 2010 and 2009 and may continue to do so.

Reduced demand for our products and services may prevent us from achieving targeted revenues and profitability. Our revenues and our ability to achieve and sustain profitability depend on continuing or increasing the level of overall demand for the software products and services we offer. Reduced demand for our product line may result from alternative technologies offered by competitors, negative customer perception of our object-oriented technology or other causes, including economic conditions that adversely affect the industries of our most significant customers, such as the defense and telecommunications industries. In addition, we have experienced continued hesitancy on the part of our existing and potential customers to commit to additional products or services from us, particularly in our North American markets. Any significant reduction in the demand for our products or services could have a material adverse effect on our business and results of operations.

Our products face significant competition from larger competitors. Our VOD, FastObjects and db4o products compete with products of other companies that offer database management systems. We face substantial competition from substantially larger and well-established relational database management companies including Oracle, Computer Associates, Sybase, IBM, and Microsoft. We also face competition from object database companies including Progress Software Corporation and Objectivity. Additionally, some of our prospective customers might attempt to build specialized data storage capability themselves using their own internal engineering resources, sometimes starting with low level operating system functionality, and other times utilizing lower level data storage routines that are commercially available, such as Oracle Berkeley DB, a simplified database without query processing capability. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing, service and other resources, better and wider name recognition, broader suites of product offerings, stronger sales and distribution channels and a much larger installed base of customers than ours. In addition, many of our competitors have well-established relationships with our current and potential customers. Our competitors may be able to devote greater resources to the development, promotion, and sale of their products. They may also have more direct access to corporate decision-makers of key customers based on their previous relationships with these customers. Our competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, and may have the competitive advantage of being able to sell products competitive to ours through package sales of a suite of a variety of products for different applications that we do not offer. We may not be able to compete successfully against our current or future competitors, and competitive pressures could cause us to lose revenues or lower the prices for our products to increase or maintain our sales revenues, or to take other market-responsive actions, any of which could have a material adverse effect on our business, operating results and financial condition.

Our customer concentration increases the potential volatility of our operating results. Due to the nature of our products a significant portion of our total revenues has been, and we believe will continue to be, derived from a limited number of significant orders placed by large organizations. In fiscal year 2010, one customer accounted for 13%, 12%, 15% and 9% of our total revenues in the first, second, third and fourth fiscal quarter, respectively, and 12% of total revenues for the fiscal year. Another customer accounted for 17% of our total revenues in the second fiscal quarter of 2010. Two different customers accounted for 12% and 13% of our total revenues in our fourth fiscal quarter of 2010. In fiscal year 2009, no one customer accounted for 10% or more of our total revenues in any fiscal quarter. The timing of large orders and their fulfillment has caused, and in the future is likely to cause, material fluctuations in our operating results, particularly on a quarterly basis. In addition, our major customers tend to change from year to year. The loss of any one or more of our major customers, or our inability to replace a customer making declining purchases with a new customer of comparable significance, could each have a material adverse effect on our business.

Our quarterly revenue levels are not predictable. Our revenues have fluctuated (in some cases significantly) on a quarterly basis, and we expect this trend to continue. For example, in fiscal 2010, our quarterly revenues fluctuated from a high of $4.5 million in the first quarter of 2010 to a low of $3.4 million in the third quarter of 2010. These quarterly fluctuations result from a number of factors, including but not limited to the following:

- delays by our customers (including customers who are resellers) in signing revenue-bearing contracts that were expected to be entered into in a particular fiscal quarter and, in particular, the timing of any significant sales transactions;
- the status of the market for enterprise software and general macroeconomic factors that impact our potential customers' capital purchasing decisions for information technology (or "IT") solutions, such as our products and may result in fewer licenses or smaller license transactions;
- the lengthy sales cycle associated with our products, which complicates our ability to accurately forecast the timing of our revenues;
- changes in customer purchasing patterns, such as customer's selecting lower levels of maintenance and support services;
- fluctuations in domestic and foreign demand for our products and services, particularly in the telecommunications and defense markets;
- customer and market perceptions of the value and currency of object-oriented software technology;
- uncertainty regarding the timing and scope of our customers' deployment of VOD-based applications, where our revenues are contingent upon the customer's deployment of our product;
- any failure by us to timely develop and launch successful new products;
- the impact of new product introductions, both by us and by our competitors;
- our unwillingness to lower prices significantly to meet reduced prices set by our competitors or to successfully meet other competitive market conditions;
- the effect of the publication by industry writers or others regarding their opinions about us, our competitors, our products and our competitors' products;
- customer deferrals of orders for our products or services in anticipation of our product enhancements, or the pending release of new product versions or new product offerings by us or our competitors;
- the extent to which we do or do not complete tasks under contracts for consulting projects which must be completed in order for us to recognize certain revenues under such contracts;
- failure to transition db4o customers to other Versant products; and
- potential customers' unwillingness to invest in our products given our size and assets.

Our future revenues are substantially dependent upon our installed customers continuing to license Versant products and renew their maintenance agreements for our products. Our future professional services and maintenance revenues are dependent on future sales of our software products. We depend heavily on our installed customer base for future revenues from licenses of additional products or upgrades of existing products and related fees from the renewal of maintenance and support agreements. If our existing customers do not purchase additional products, upgrade existing products or renew their maintenance and support agreements with us, this could materially and adversely affect our business and future quarterly and annual operating results. The terms of our standard license arrangements provide for a one-time license fee and a prepayment of one year of software maintenance and support fees. Our maintenance agreements are generally renewable annually at the option of the customer, and there are no minimum payment obligations or obligations to license additional software. Therefore, our current customers may not necessarily generate significant maintenance revenues in future periods if they choose not to renew our maintenance services or renew them at lower service levels. This risk may be increased in the case of long-term customers who have not upgraded our products which they license. In addition, our customers may choose not to purchase additional products, upgrades or professional services. Our professional services and maintenance revenues are also dependent upon the continued use of our products by our installed customer base. Consequently, any downturn in our software license revenues would likely have a corresponding negative impact on the growth of our professional service and maintenance revenues.

We plan to increase our sales and marketing efforts and related expense in fiscal 2011, which may adversely affect our operating results if these efforts are unsuccessful. As we did in fiscal 2010, in fiscal 2011 we again anticipate increasing our sales and marketing efforts and associated sales and marketing expense in order to attract new customers and to find new applications for our products with existing customers. If our enhanced sales and marketing activities do not result in additional revenues and new customers, the related increased sales and marketing expenses associated with these efforts would likely adversely affect our results of operations. Further, even if our increased sales and marketing efforts are successful, due to the relatively long sales cycles of our products, the benefits of these efforts likely will not be realized until future fiscal periods, so that such increased sales and marketing expenses will still be likely to adversely affect our results of operations in the fiscal periods in which they are incurred.

We depend on successful technology development. We believe that it will be necessary for us to continue to incur significant research and development expenditures in order for us to remain competitive. While we believe our research and development expenditures will improve our product lines, because of the uncertainty of software development projects and risks posed by the current economic downturn, these expenditures will not necessarily result in successful product introductions or sustained revenue levels. Uncertainties affecting the success of software development project introductions include technical difficulties, delays in the introductions of new products, market conditions, competitive products, and customer acceptance of and demand for new products and the operating systems they run on. We also face certain challenges in integrating third-party technology embedded in our products. These challenges include the technological challenges of integration, which may result in development delays, and uncertainty regarding the economic terms of our relationship with our third-party technology providers, which may result in delays of the commercial release of new products. In addition, if we are required to adopt cost-conservation measures, we may be compelled to reduce the amounts of our investment in research and development activities, which could adversely affect our ability to maintain the competitiveness of our existing products, our ability to develop new products, and our future research and development capabilities. Failure to continue to timely develop technologies and products necessary for us to remain competitive is likely to have a material and adverse effect on our business.

Our products have a lengthy sales cycle. The sales cycle for our VOD, FastObjects and db4o products varies substantially from customer to customer. This sale cycle often exceeds six months and can sometimes extend to a year or more, especially for sales to defense sector customers. Due in part to the critical and strategic nature of our products and the level of expenditures associated with their purchase, our potential customers are typically very cautious in making decisions to acquire our products. In order for us to influence our customers' decision to license our products we often must provide a significant level of education to prospective customers regarding the uses and benefits of our products, and we frequently commit to provide that education without any charge or reimbursement. Generally, pre-sales support efforts, such as assistance in performing benchmarking and application prototype development, are also conducted with no charge to customers. Because of the lengthy sales cycle for our products and the relatively large average dollar size of our individual licenses, a lost or delayed sales transaction could potentially have a significant negative impact on our operating results for a particular fiscal period.

We may not be able to manage our costs effectively given the unpredictability of our revenues. We expect to continue to maintain a relatively high percentage of fixed expenses. Inasmuch as we completed a restructuring in fiscal 2005 and 2006 to significantly reduce our operating expenses, reduced the rent expense for our U.S. headquarters in fiscal 2007 and restructured our former Indian operations in fiscal 2009 and 2010, we might be unable to further reduce certain fixed expenses in order to accommodate any revenue reductions. Additionally, we expect our sales and marketing expenses to continue to increase as we invest in efforts to expand our customer base. Consequently, if our forecasted revenue does not materialize, our business, financial condition and results of operations will be materially harmed.

We rely on revenues from the telecommunications and to a lesser degree, certain other industries; and these industries are characterized by complexity, intense competition and changes in purchasing cycles. Historically, we have been highly dependent upon the telecommunications industry and, more recently, we are also becoming increasingly dependent upon the transportation, information technology, medical and finance industries for sales of VOD. Our success in these markets depends, to a large extent, on the general economic conditions affecting these industries, our ability to compete with other technology providers of solutions that directly compete with, or provide alternatives to, our products, our ability to develop products that can successfully interoperate in different computing environments and whether our existing and potential customers believe we have the expertise and financial stability necessary to provide effective solutions and support in these markets on an ongoing basis. If these conditions, among others, are not satisfied, we may not be successful in generating additional opportunities in these markets. As previously noted, the current global economy is in a recession and, in the past, general economic downturns have also adversely affected our ability to generate revenues from customers in the telecommunications and other industries. In addition, the types of applications and commercial products for the telecommunications and other markets are continuing to develop and are rapidly changing, and these markets are characterized by an increasing number of new entrants whose products may compete with ours. As a result, we cannot predict the future growth of (or whether there will be future growth in) these markets, and demand for object-oriented databases applications in these markets may not develop or be sustainable. We also may not be successful in attaining a significant share of these markets due to competition and other factors, such as our limited size and working capital. Moreover, potential customers in these markets generally develop sophisticated and complex applications that require substantial consulting expertise to implement and optimize. There can be no assurance that we can hire and retain adequate skilled personnel to provide such ongoing consulting services.

We rely on a substantial portion of our revenues being generated through our international operations and will continue to do so in the future. A large portion of our revenues is derived from customers located outside North America, and it is critical for us to maintain these international revenues. Following our 2004 acquisition of Poet, which had a strong European presence, international revenues have represented a larger percentage of our total revenues than they had prior to that time.

Consequently, we maintain a significant portion of our workforce in Germany and must conduct our operations internationally and maintain a significant presence in international markets. For fiscal 2010, international revenues derived from customers outside North America made up approximately 60% of our total revenues for the fiscal year, compared to 62% for fiscal 2009 and 63% for fiscal 2008. Our North American revenues were 40% of total revenues for fiscal 2010, compared to 38% for fiscal 2009 and 37% for fiscal 2008. Most of our non-North American revenues are derived from Europe, but we recently have taken initial steps to develop a new distribution channel in China in an effort to expand our customer base and future revenues. We have substantially less experience in the sale and marketing of our products and services in China and there can be no assurance that our efforts to develop new customers there will be successful or will not result in increased sales and marketing costs that may not generate corresponding revenue, which would adversely affect our operating results. We expect international revenues to continue to be critical to our operations and cash flows.

International Operations pose unique risks. Our international operations are subject to a number of unique risks in addition to the risks faced by our domestic operations. These risks include, but are not limited to the following areas:

- longer receivable collection periods;
- adverse changes in regulatory requirements;
- dependence on independent resellers;
- fluctuations in foreign exchange rates;
- compliance with multiple and conflicting laws, regulations and technology standards in different jurisdictions, some of which are more burdensome and restrictive than U.S. laws;
- import and export restrictions, tariffs, local taxes and other regulatory restrictions;
- difficulties in, and increased costs of, staffing and managing foreign operations;
- potentially adverse tax consequences arising from international operations and inter-company transactions;
- the burdens of complying with a variety of foreign laws, including more protective employment laws affecting our sizable workforce in Germany;
- limited ability to enforce agreements, intellectual property rights and other rights in some foreign countries; and
- the impact of business cycles, economic and political instability and potential hostilities outside the United States.

In addition, in light of increasing concerns about global security and terrorism, and the recent global economic downturn, there may be additional risks of disruption to our international sales activities. Any prolonged disruption in the markets in which we derive significant revenues may potentially have a material adverse impact on our revenues and results of operations.

In order to be successful, Versant must attract, retain and motivate key employees, for whom competition is intense; and failure to do so could seriously harm the Company, particularly given the smaller size of our executive management team. In order to effectively execute our business strategy, we must attract, retain and motivate our executives and other key employees, including those in managerial, sales and technical positions. Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel. The loss of the services of one or more of our key employees could have a material adverse effect on our business, particularly so given the relatively smaller size of our executive management team, which currently consists of Jochen Witte, our President and Chief Executive Officer, and Jerry Wong, our Vice President Finance, Chief Financial

Officer and Secretary. For example, in December 2008, the employment of our Germany-based Executive VP of Field Operations terminated, and as a result, that officer's duties were partially assumed by Jochen Witte, Versant's President and Chief Executive Officer, increasing his responsibilities. Although in May 2009, we hired a manager to assume responsibility for our North American sales team and in April 2010, we hired a manager to take charge of our global marketing initiatives, Mr. Witte has continued to be the executive manager of our sales and marketing functions. Our future success also depends on our continuing ability to attract, train and motivate highly qualified technical, sales and managerial personnel. Constraints on our ability to offer compensation at levels that may be offered by larger competitors and other circumstances may adversely affect our ability to attract and retain key management in the future. We must continue to motivate our employees and keep them focused on the achievement of our strategies and goals. We now employ a sizable German workforce subject to German employment law, which generally provides greater financial protection to terminated employees than does United States law. Consequently, failure to retain our German employees may cause us to incur significant severance costs, which could adversely affect our operating results and financial condition.

Our personnel, management team and operations are located in different countries and as a result, we may experience difficulty in coordinating our activities and successfully implementing Company goals. Following our 2004 merger with Poet, we acquired significant operations and personnel in Europe and now have approximately 42 employees based in Europe, whose activities must be well coordinated with those of our U.S. workforce and our other employees. Our management team resides in both our U.S. headquarters in Redwood City, California, where our Chief Financial Officer is located, and in our offices in Hamburg, Germany, where our Chief Executive Officer resides. The significant geographic dispersion of our management team and our workforce may make it more difficult for us to successfully manage our long-term objectives, coordinate activity across the Company, and integrate our operations and business plans, and causes us to incur certain additional travel and other expenses to maintain communications between our various offices.

We are subject to litigation and the risk of future litigation. During fiscal 2006, we settled a litigation that commenced in the last quarter of fiscal 2004 when we were sued by Systems America, Inc., a privately held company, in an action which alleged that, prior to our acquisition of a smaller privately-held company in November 2002, persons associated with that company misappropriated trade secrets and confidential information of Systems America, unfairly competed with Systems America with respect to its customer relationships, and infringed Systems America's trademarks and trade names. Additionally, during fiscal 2008, we settled another related litigation in which a prior customer was seeking indemnification from us for costs the customer had incurred in defending a suit brought against it by Systems America Inc., which alleged that a Versant product that was discontinued in 2004 infringed Systems America's intellectual party. Litigation can be expensive to defend, can consume significant amounts of management time and can result in judgments or settlements that could have adverse effects on our results of operations, financial condition and cash reserves.

Our ability to use our net operating loss carry forwards and certain other tax attributes may be limited. Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation's ability to use its pre-change net operating loss carry forwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We may experience ownership changes in the future as a result of shifts in our stock ownership which are beyond our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry forwards to offset United States federal taxable income may be subject to limitations, which could potentially result in increased tax liability to us in the future.

Although we believe our internal control over financial reporting is effective, there remain risks that our controls may become inadequate. Since we are required to assess our internal control over financial reporting on an annual basis, any future adverse results from such an assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404"), and the rules and regulations promulgated by the SEC to implement SOX 404, we are required to furnish an annual report in our Form 10-K regarding the effectiveness of our internal control over financial reporting. The report's assessment of our internal control over financial reporting as of the end of our fiscal year must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Management's assessment of internal control over financial reporting requires management to make subjective judgments and therefore, we may have difficulties in accurately assessing the effectiveness of our internal controls. In addition, if we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

Adoption and application of accounting regulations and related interpretations and policies regarding revenue recognition could cause us to defer recognition of revenue or recognize lower revenues and profits. Although we use standardized license agreements designed to meet current revenue recognition criteria under generally accepted accounting principles, we must often negotiate and revise terms and conditions of these standardized agreements, particularly with new customers and in multi-element or multi-year transactions. Negotiation of mutually acceptable terms and conditions with our customers can extend the sales cycle for our products and, in certain situations, may require us to defer recognition of revenue on such licenses. We believe that we are in compliance with ASC 985-605, *Software, Revenue Recognition*; however, these future, more complex, multi-element, multi-year license transactions, which may require additional accounting analysis to account for them accurately, could lead to unanticipated changes in our current revenue accounting practices and may contain terms affecting the timing of our revenue recognition.

Failure to adequately protect our intellectual property could impair our ability to successfully compete. Despite our efforts to protect our proprietary rights, third parties may attempt to misappropriate or copy aspects of our products or our technologies, obtain or wrongfully use information we regard as proprietary or use or make unauthorized copies of our products or technologies in violation of license agreements. Policing unauthorized use of our products is difficult and enforcing our proprietary rights is potentially expensive. In addition, the laws of many jurisdictions do not protect our proprietary rights to as great an extent as do the laws of the United States. Shrink-wrap licenses may be wholly or partially unenforceable under the laws of certain jurisdictions and copyright and trade secret protection for software may be unavailable or very difficult to effectively enforce in certain foreign countries. Our means of protecting our proprietary rights may not be adequate, and our competitors may independently develop similar technologies, which they could then market and sell to our customers, which could have an adverse impact on our revenues.

We may be subject to claims of intellectual property infringement. Developers of software such as the Company are frequently subject to intellectual property infringement claims as the number of products, competitors and patents in our industry sector grows. Intellectual property infringement litigation can also arise when we acquire businesses or assets. For example, in 2004 we were the subject of a suit alleging that a company we purchased misappropriated intellectual property and the plaintiff in this litigation also brought an action against one of our customers on related facts, which resulted in that customer making a claim for indemnification against us. Although these suits were settled, any claim of this type, whether meritorious or not, could be time-consuming, could result in significant litigation expenses, could cause product shipment delays and require us to enter into royalty or licensing agreements or pay amounts in settlement of the claims or pursuant to judgments. If any of our products or technologies were found to infringe third-party rights, royalty or licensing agreements to use such third-party rights might not be available on terms acceptable to us, or at all, and we might be enjoined from marketing an infringing product or technology, each of which circumstances could have a material adverse effect on our business, operating results and financial condition.

Our use of open source software could negatively impact our ability to sell our products. The products, services or technologies we acquire, license, provide or develop may incorporate or use open source software. We monitor our use of open source software in an effort to avoid unintended consequences, such as reciprocal license grants, patent retaliation clauses, and the requirement to license our products at no cost. There is little or no legal precedent for interpreting the terms of these open source licenses, therefore we may be subject to unanticipated obligations regarding our products that incorporate open source software. In addition, disclosing the content of our source code could limit the intellectual property protection we can obtain or maintain for that source code or the products containing that source code and could facilitate intellectual property infringement claims against us.

We may engage in future acquisitions of businesses or assets that could dilute our shareholders and cause us to incur debt or assume contingent liabilities. As part of our strategy, we may from time to time review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer us growth opportunities. In the event of any future acquisitions, we potentially might take any or all of the following actions:

- pay amounts of cash to acquire assets or businesses;
- issue stock that would dilute current shareholders' percentage ownership;
- incur debt; and/or
- assume liabilities.

Such acquisitions also involve numerous risks, including the following:

- problems combining the acquired operations, technologies or products or integration of new personnel;
- the incurrence of substantial transaction costs to effect such acquisitions;
- the incurrence of unanticipated costs in completing such acquisitions or in inheriting unforeseen liabilities and expenses of acquired businesses;
- diversion of management's attention from our core business;
- adverse effects on existing business relationships with suppliers and customers;
- risks associated with entering markets in which we have no or limited prior experience; and
- potential loss of key employees of purchased organizations.

For example, in December 2008 we acquired for cash from privately-held Servo Software Inc., assets associated with Servo Software's db4o open source database solution for the embedded device market. We acquired these assets with the objective of expanding our product line and obtaining access to new customers and additional revenue opportunities. However this acquisition continues to be subject to many of the risks of acquisitions outlined above, including the fact that this product may generate losses for future fiscal periods and adversely affect our results of operations. In addition, the db4o business employees are located in many different countries, and thus, we face additional challenges in integrating these new personnel and retaining or replacing them.

There can be no assurance that we will be able to successfully integrate the db4o business or any other businesses, products or technologies that we might purchase in the future.

Our common stock is listed on the NASDAQ Capital Market. The listing of our common stock on The NASDAQ Capital Market may be perceived as a negative by investors and may adversely affect the liquidity and trading price of our common stock. We may be unable to list our common stock on The NASDAQ Global Market System, or NGMS.

Charges to earnings resulting from our acquisition of businesses or assets may adversely affect the market value of our common stock. In accordance with U.S. generally accepted accounting principles, we account for our merger with Poet, our acquisition of FastObjects, Inc. and our fiscal 2009 acquisition of the db4o assets of Servo Software using the purchase method of accounting, which result in charges to earnings that could have a material adverse effect on the market value of our common stock. Under the purchase method of accounting, we have allocated the total estimated purchase price of Poet, FastObjects and db4o to net tangible assets and amortizable intangible assets based on their fair values as of the respective dates of the closing of these acquisitions, and recorded the excess of the purchase price over those fair values as goodwill. We will incur additional amortization expense over the useful lives of certain intangible assets acquired in connection with these acquisitions, which will extend into future fiscal years. In addition, to the extent the value of goodwill or intangible assets is impaired we may be required to incur material charges relating to the impairment of those assets. Such amortization and potential impairment charges could have a material impact on our results of operations.

An impairment loss could have a material adverse impact on our financial condition and results of operations. The continued global economic crisis, resulting in, among other things, lower demand for our offerings and disruption of capital and credit markets could significantly affect our stock price and market capitalization. It is possible that further decline of economic conditions would result in a goodwill impairment loss that could have a material adverse impact on our financial condition and results of operations.

Our stock price is volatile. Our revenues, operating results and stock price have historically been and may continue to be subject to significant volatility, particularly on a quarterly basis. We have previously experienced revenues and earnings results that were significantly below levels expected by investors, which have had an immediate and significant adverse effect on the trading price of our common stock. This may occur again in the future. Additionally, as a significant portion of our revenues are often realized late in a fiscal quarter, we may not be aware of any revenue shortfall until late in a fiscal quarter and an unanticipated announcement of such a revenue shortfall, could result in an even more immediate and adverse effect on the trading price of our common stock. In addition, we have a relatively smaller number of holders of our stock and the market for our common stock is characterized by relatively small sales volumes, which contributes to the volatility of our stock price and its sensitivity to larger trades of stock. In December 2008, our Board of Directors approved a stock repurchase program under which the Company repurchased $3.2 million worth of our outstanding common shares. In November 2009, our Board of Directors approved a stock repurchase program under which the Company repurchased $4.3 million worth of our outstanding common shares. In November 2010, our Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to potentially repurchase up to $5.0 million of its common stock in fiscal year 2011. Repurchases of our shares will reduce the number of our outstanding common shares and might incrementally increase the potential for volatility in our stock by reducing the potential volumes at which our common shares may trade in the public markets.

The Company may face risks associated with the trend of increased shareholder activism. Publicly traded companies have increasingly become subject to campaigns by investors seeking to increase short-term shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases or even sales of assets or the entire company. Given the Company's market capitalization and other factors, it is possible that shareholders may in the future attempt to effect such changes or acquire control over the Company. Responding to proxy contests and other actions by activist shareholders would be costly and time-consuming, disrupting our operations and diverting the attention of our Board of Directors and senior management from the pursuit of business strategies, which could adversely affect the Company's results of operations and financial condition.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses. Our worldwide operations could be subject to natural disasters and other business disruptions, which could seriously harm our revenue and financial condition and increase our costs and expenses. Our corporate headquarters in Redwood City, California, is located near major earthquake faults. The ultimate impact on us and our general infrastructure of being located near major earthquake faults is unknown, but our revenue, profitability and financial condition could suffer in the event of a major earthquake or other natural disaster. Losses and interruptions could also be caused by earthquakes, power shortages, telecommunications failures, water shortages, floods, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal administrative, sales and marketing operations are headquartered at an approximately 6,800 square foot office facility we lease that is located at 255 Shoreline Drive, Suite 450, Redwood City, California 94065. Our current lease of this facility expires in May 2013.

Our international subsidiary in Hamburg, Germany entered into a lease which commenced in December 2009 for a term of 60 months ending in November 2014. Our prior Hamburg office lease expired by its terms on December 31, 2009. Our Pune, India office lease expired by its terms on February 28, 2010. We believe that all of our current facilities are in reasonably good operating condition and will be adequate for our requirements for the next several years. Based on current commercial real estate market conditions, we believe that we will be able to lease alternative comparable facilities in Germany or in the U.S. if required to do so.

Item 3. Legal Proceedings.

We may from time to time be subject to legal proceedings in the ordinary course of business. Currently, we are not subject to any material legal proceedings required to be disclosed under this Item 3.

Item 4. Reserved.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock is listed on the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market) under the symbol "VSNT." Our common stock commenced trading on the Nasdaq National Market on July 18, 1996. From July 19, 1999 until March 7, 2000, our common stock was traded on the Nasdaq SmallCap Market. From March 8, 2000 until September 30, 2002, our common stock was traded on the Nasdaq National Market. Our common stock has been traded on the Nasdaq Capital Market since October 1, 2002. We requested that listing of our common stock be transferred to the Nasdaq Capital Market as of October 1, 2002 since at that time it seemed unlikely that, in the near term, we would continue to be able to satisfy the then-applicable listing criteria of the Nasdaq National Market System.

The following table lists the high and low selling price of our common stock, based on the last daily sale reported on the Nasdaq Capital Market for the periods indicated during the last two fiscal years.

Fiscal year ended October 31, 2010	High	Low
Fourth quarter	$11.94	$10.58
Third quarter	$15.05	$10.63
Second quarter	$15.58	$14.35
First quarter	$19.31	$14.70
Fiscal year ended October 31, 2009		
Fourth quarter	$19.59	$14.86
Third quarter	$15.99	$13.34
Second quarter	$17.69	$11.90
First quarter	$16.70	$11.50

Shareholders

There were approximately 91 holders of record of our common stock as of January 19, 2011. We believe that a significant number of beneficial owners of our common stock hold their shares in street name.

Dividend Policy

We have neither declared nor paid any cash dividends on our common stock in the past. We currently intend to retain future earnings, if any, to fund development and growth of our business and, therefore, do not at this time anticipate that we will declare or pay cash dividends on our common stock in the foreseeable future.

Recent Sales of Unregistered Securities

Versant made no issuances of unregistered securities in fiscal 2010.

Issuer Purchases of Equity Securities

On December 1, 2008, Versant's Board of Directors approved a stock repurchase program authorizing Versant to repurchase up to $5.0 million worth of its outstanding common shares from time to time on the open market, in block trades or otherwise. That stock repurchase program expired by its terms on October 31, 2009. Versant acquired 222,688 common shares on the open market for approximately $3.2 million at an average purchase price of $14.52 per share under this stock repurchase program.

On November 30, 2009, our Board of Directors approved a new stock repurchase program authorizing Versant to repurchase up to $5.0 million worth of its outstanding common shares from time to time on the open market, in block trades or otherwise (the "fiscal 2010 stock repurchase program"), which expired by its terms on October 31, 2010. Pursuant to this fiscal 2010 stock repurchase program, Versant acquired 356,104 common shares on the open market and in block trades for approximately $4.3 million at an average purchase price of $12.06 per share.

The stock repurchase activity under our stock repurchase program during the three months and fiscal year ended October 31, 2010 is summarized in the following table:

	Total Number of Shares Purchased	Average Price Paid Per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Program(2)	Approximate Dollar Value of Shares That May Yet be Purchased Under the Program(2)
Period:				
August 1, 2010–August 31, 2010	4,010	$10.55	4,010	$1,339,662
September 1, 2010–September 30, 2010	54,916	$11.49	54,916	$ 708,543
October 1, 2010–October 31, 2010	400	$11.64	400	$ 703,887
Three months ended October 31, 2010	59,326	$11.43	59,326	
December 1, 2009–July 31, 2010	296,778	$12.19	296,778	
Fiscal year 2010 stock repurchase activity	356,104	$12.06	356,104	

(1) Average price paid per share is calculated on a settlement basis and excludes commission.

(2) All repurchases reflected in the above table were made pursuant to the Company's fiscal 2010 stock repurchase program, which authorized the repurchase of up to $5,000,000 of common stock. This repurchase program was announced on November 30, 2009 and terminated on October 31, 2010.

On November 29, 2010 our Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2011. The stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2011, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however the program may be suspended, discontinued, terminated or extended at any time by the Company.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information as of October 31, 2010 with respect to compensation plans under which our equity securities are authorized for issuance:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Plan category:			
Equity compensation plans approved by security holders(1)	515,287	$16.84	219,808
Equity compensation plans not approved by security holders	—	—	—
Total	515,287	$16.84	219,808

(1) Please see Note 10 of our "Notes to Consolidated Financial Statements" in Item 8 of this report for a description of our equity compensation plans.

Stock Price Performance Graph and Cumulative Total Return

The graph below compares the cumulative total stockholder return on Versant common stock with the cumulative total return on the Nasdaq Composite Index and the Nasdaq Computer and Data Processing Index for each of the last five fiscal years ended October 31, 2010, assuming an investment of $100 at the beginning of such period and the reinvestment of any dividends. The comparisons in the graphs below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Versant Corporation, The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index
$800
$700
$600
$500
$400
$300
$200
$100
$0
10/05
10/06
10/07
10/08
10/09
10/10
Versant Corporation
NASDAQ Composite
NASDAQ Computer & Data Processing

* $100 invested on 10/31/05 in stock or index, including reinvestment of dividends. Fiscal year ending October 31.

Item 6. Selected Financial Data

The following selected consolidated financial data are qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of this report and the Consolidated Financial Statements and related Notes of Versant included in Item 8 of this report. The selected consolidated balance sheet data as of October 31, 2010 and 2009 and selected consolidated statements of income data for the years ended October 31, 2010, 2009 and 2008, are derived from our audited consolidated financial statements included elsewhere in this report. The selected consolidated balance sheet data as of October 31, 2008, 2007 and 2006 and the selected consolidated statements of operations data for the years ended October 31, 2007 and 2006 were derived from audited consolidated financial statements not included in this report. Our historical results are not necessarily indicative of our future results.

	Fiscal Year Ended October 31,				
	2010	2009	2008	2007	2006
Consolidated statements of operations data:					
Total revenues	$15,766	$18,150	$25,298	$21,150	$16,745
Gross profit	$13,653	$15,919	$23,116	$19,112	$13,654
Income from operations(1)(2)(3)(4)	$ 1,971	$ 4,045	$ 9,951	$ 7,664	$ 3,515
Net income from continuing operations before income taxes	$ 2,121	$ 4,277	$10,822	$ 8,196	$ 3,992
Net income from continuing operations(5)	$ 1,654	$ 4,839	$ 9,391	$ 7,329	$ 3,602
Net income	$ 1,654	$ 4,839	$ 9,489	$ 7,633	$ 4,301
Net income from continuing operations, basic	$ 0.48	$ 1.33	$ 2.52	$ 2.01	$ 1.01
Net income from continuing operations, diluted	$ 0.48	$ 1.32	$ 2.48	$ 1.98	$ 1.01
Net income, basic	$ 0.48	$ 1.33	$ 2.54	$ 2.09	$ 1.20
Net income, diluted	$ 0.48	$ 1.32	$ 2.51	$ 2.06	$ 1.20

	October 31,				
	2010	2009	2008	2007	2006
Consolidated balance sheets data:					
Cash and cash equivalents	$24,911	$27,812	$27,234	$19,086	$ 8,231
Total assets(6)	$39,129	$41,373	$38,561	$30,466	$20,261
Total long-term liabilities	$ 205	$ 272	$ 374	$ 674	$ 770
Total stockholders' equity(7)(8)	$34,444	$36,257	$33,154	$23,165	$13,792

(1) Restructuring charges of approximately $39,000, $139,000 and $218,000 were recorded in fiscal 2010, 2009, and 2006, respectively.

(2) In fiscal 2007, a loss on the liquidation of a foreign subsidiary of approximately $245,000 was recorded.

(3) Beginning in fiscal year 2006, we determined stock-based compensation expense in accordance with ASC 718.

(4) In fiscal 2008, a charge of $800,000 to settle litigation was recorded in operating expenses.

(5) In fiscal 2009, we released approximately $939,000 of the valuation allowance against our net deferred tax assets.

(6) In fiscal 2009, we acquired the assets of db4o for approximately $2.6 milllion. $2.4 million of the acquistion costs were paid in fiscal 2009 and $180,000 of the acquistion costs were paid in fiscal 2010.

(7) In fiscal 2009, we repurchased 222,688 shares of Versant common stock for approximately $3.2 million.

(8) In fiscal 2010, we repurchased 356,104 shares of Versant common stock for approximately $4.3 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

As indicated in the paragraph above Item 1 of this report, this report on Form 10-K (including this Item 7) contains certain forward-looking statements within the meaning of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These forward-looking statements include, among other things, statements regarding the Company's expected future financial performance, assets, liquidity and trends anticipated for the Company's business. These statements are based on the Company's current expectations, assumptions, estimates and projections about the Company's business, the Company's industry and the market for the Company's goods and services, which are based on information that is reasonably available to the Company as of the date of this report. Forward-looking statements may include words such as "believes," "anticipates," "expects," "intends," "plans," "will," "may," "should," "estimates," "predicts," "forecasts," "guidance," "potential," "continue" or the negative of such terms, other variants of such terms or other similar expressions.

We caution readers that these forward-looking statements are not assurances of our future performance or financial condition and are subject to and involve significant known and unknown risks, uncertainties and other factors that may cause the Company's actual operating results, financial condition, levels of activity, performance or achievement to be materially different from any future operating results, financial condition, levels of activity, performance or achievements that are expressed, estimated, forecasted, projected, implied in, anticipated or contemplated by the forward-looking statements. These known and unknown risks, uncertainties and other factors include, but are not limited to, those risks, uncertainties and factors discussed in Item 1A of this report under the heading "Risk Factors." Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, financial performance or financial condition. Versant undertakes no obligation to revise or update any forward-looking statement in order to reflect events or circumstances that may arise or occur after the date of this report.

Background and Overview

We design, develop, market and support high performance, object-oriented database management software solutions and provide related maintenance and professional services. Our products and services address the complex data management needs of enterprises and providers of products requiring data management functions. Our products and services collectively comprise our single operating segment, which we call "Data Management."

Our end-user customers typically use our products to manage data for business systems and to enable these systems to access and integrate data necessary for the customers' data management applications. Our data management products and services offer customers the ability to manage real-time, XML and other types of hierarchical and navigational data. We believe that by using our data management solutions, customers cut their hardware costs, accelerate and simplify their development efforts, significantly reduce administration costs and deliver products and services with a significant competitive edge.

Our Data Management business is currently comprised of the following key products:

- *Versant Object Database or "VOD",* previously known as VDS, an eighth generation object-oriented database management system that is used in high-performance, large-scale, real-time commercial applications in distributed computing environments. We also offer several optional ancillary products for use with Versant Object Database to extend its capabilities, provide compatibility and additional protection of stored data.
- *FastObjects*, an object-oriented database management system that can be embedded as a high performance component into customers' applications and systems.

- *db4o,* an open source object-oriented database software solution targeting the embedded device market.

Our Versant Object Database product offerings are used primarily by larger organizations, such as technology providers, telecommunications carriers, government defense agencies, defense contractors, healthcare companies and companies in the financial services and transportation industries, each of which have significant large-scale data management requirements. With the incorporation of the FastObjects solution into our product line following our March 2004 merger with Poet Holdings, Inc., we expanded the scope of our solutions to also address the data management needs of smaller business systems. By our recent acquisition of db4o in December 2008, we further expanded the scope of our solutions to include the embedded device market.

Our customers' data management needs can involve many business functions, ranging from management of the use and sharing of a company's internal enterprise data to the processing of externally originated information such as customer enrollment, billing and payment transaction data. Our solutions have also been used to solve complex data management issues such as fraud detection, risk analysis and yield management and can be adapted for use with many different applications.

In addition to our product offerings, we provide maintenance and technical support services to assist users in using our products. We also offer a variety of consulting and training services to assist users in developing and deploying applications based on Versant Object Database, FastObjects and db4o.

We license our products and sell associated maintenance, training and consulting services to end-users through our direct sales force and through value-added resellers, systems integrators and distributors.

In addition to these products and services, we resell related software developed by third parties. To date, substantially all of our revenues have been derived from the following data management products and related services:

- Sales of licenses for Versant Object Database and FastObjects;
- Maintenance and technical support services for our products, including db4o;
- Consulting and training services;
- Nonrecurring engineering fees received in connection with providing services associated with Versant Object Database;
- The resale of licenses, and maintenance, training and consulting services for third-party products that complement Versant Object Database;
- Reimbursements received for out-of-pocket expenses, which we incurred and are recorded as revenues in our statements of income.

Continued Adverse Global Economic Conditions Are Negatively Impacting Our Business

The United States and global economies and financial markets have experienced a prolonged downturn stemming from a multitude of factors, including adverse credit conditions, slower economic activity, the more recent crises relating to concerns about the debt and financial stability of certain European countries, concerns about failures or the instability of major financial institutions and other businesses, inflation and deflation, high rates of unemployment, reduced corporate profits and capital spending, adverse business conditions, liquidity concerns and other factors. The severity of these economic and financial market conditions and the length of time they may persist are unknown.

Our business has been negatively affected by these ongoing worldwide economic conditions. It is unclear when or to what extent the macroeconomic environment may improve. During fiscal 2010, our selling environment remained very challenging, causing customers to delay or reduce technology purchases or to make smaller investments in our solutions and services. We are seeing continuing pressures on our customers' budgets, and as they are facing uncertainty and cost pressures in their own businesses, some of our customers are deferring purchases of our products. The current difficult and uncertain economic conditions are causing some of our customers to face financial challenges and they may continue to face such challenges for the foreseeable future. The current economic downturn in our customers' industries has contributed to the substantial reduction in both our license and maintenance revenues and could continue to harm our business, operating results and financial condition.

Financial Highlights for Fiscal 2010

- Our net revenues in fiscal 2010 were $15.8 million, a decrease of $2.4 million (or 13%) from net revenues of $18.2 million in fiscal 2009. This decrease in revenues was primarily due to decreases in maintenance revenues related to fewer back maintenance transactions and customers choosing less expensive support options and to a lesser extent, fewer license transactions and the relative absence of larger license transactions. In fiscal 2010, our license revenues were negatively impacted by the weakened global economy. One customer accounted for 12% of our total revenues for the fiscal year ended October 31, 2010.We depend heavily on our installed customer base for future revenues from maintenance renewal fees.
- Our net income for fiscal 2010 was $1.7 million compared to a net income of $4.8 million in fiscal 2009. The decrease in net income in fiscal 2010 was primarily due to the decrease in our revenues and an increase in the provision for income taxes, partially offset by modest decreases in our cost of revenues and operating costs. The increase in the provision for income taxes resulted primarily from an adjustment to the Company's deferred tax assets in fiscal 2009 that was not repeated in fiscal 2010.
- Our combined sales and marketing, research and development, general and administrative and restructuring expenses were $11.7 million in fiscal 2010, representing a decrease of $192,000 (or 2%) from $11.9 million of such expenses reported in fiscal 2009. This decrease was primarily due to a $522,000 decrease in our general and administrative expenses, a $191,000 decrease in our research and development expenses and a $100,000 decrease in restructuring expense, partially offset by a $621,000 increase in our sales and marketing expenses during fiscal 2010.
- Cash provided by operations in fiscal 2010 was $2.3 million compared to $5.8 million in fiscal 2009. This decrease in cash provided by operations in fiscal 2010 was primarily due to an approximate $2.1 million reduction in operating income and a $979,000 increase in trade accounts receivable.
- Cash used in investing activities in fiscal 2010 was $645,000 compared to $2.5 million in fiscal 2009. The decrease in cash used in investing activities was primarily related to our acquisition of the db4o assets for approximately $2.4 million in cash in fiscal 2009, and $180,000 in cash in fiscal 2010.
- Cash used in financing activities in fiscal 2010 was $4.1 million compared to $3.0 million in fiscal 2009. The increase in cash used in financing activities in fiscal 2010 when compared to fiscal 2009 was due to an increase of approximately $1.1 million we used to repurchase shares of our common stock pursuant to our stock repurchase programs, together with a decrease of $118,000 in the proceeds we received from issuance of common stock. During fiscal 2010, our cash and cash equivalents balance decreased by $2.9 million to $24.9 million at October 31, 2010 compared to $27.8 million at October 31, 2009.

Fiscal 2010 and Beyond

During fiscal 2010, we focused our sales and marketing efforts on our data management products, (Versant Object Database, FastObjects and db4o) and on related maintenance, consulting and training services. Versant Object Database was the key focus of our marketing efforts and the major source of our license and service revenues in fiscal 2010.

We again expect to derive most of our revenues in fiscal 2011 from Versant Object Database, FastObjects and db4o licenses and related services.

On December 1, 2008 we acquired the assets of the database software business of privately-held Servo Software, Inc. (formerly db4objects, Inc.) for $2.6 million in cash. db4o is an open source object database software solution targeting the embedded device market. It is distributed under free open source licenses to a large, open source community of approximately 100,000 registered members located around the world, and in some cases is licensed on a fee-bearing basis to certain customers for redistribution.

Like many other software companies, we do not operate with a significant backlog of orders. Our license revenues, in particular, are difficult to forecast. The outlook into the Company's anticipated performance in fiscal 2011 is uncertain, due principally to the prolonged worldwide recession and economic instability. In addition, Versant has plans to increase its sales and marketing spending levels by approximately 21% in fiscal 2011 compared to the prior fiscal year. The Company expects to recognize benefits from these additional sales and marketing expenditures over the medium term, and currently expects its total revenues in fiscal year 2011 to increase modestly from the fiscal year 2010 total revenues of $15.8 million. Due to the projected increased spending in sales and marketing, the Company is currently projecting income from operations to remain relatively stable for fiscal year 2011. Without limitation, the estimates, forecasts and other statements in this paragraph are forward-looking statements.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of our assets and liabilities at the date of our financial statements and of our revenues and expenses during the reporting period covered by our financial statements. We base these estimates and judgments on information reasonably available to us, such as our historical experience and trends, industry, economic and seasonal fluctuations and on our own internal projections that we derive from that information. Although we believe our estimates to be reasonable under the circumstances, there can be no assurances that such estimates will be accurate given that the application of these accounting policies necessarily involves the exercise of subjective judgment and the making of assumptions regarding many future variables and uncertainties. We consider "critical" those accounting policies that require our most difficult, subjective or complex judgments, and that are most important to the portrayal of our financial condition and results of operations. These critical accounting policies relate to revenue recognition, goodwill and acquired intangible assets, and income taxes.

Revenue Recognition

We recognize revenues in accordance with accounting principles generally accepted in the United States of America ("GAAP"), as set forth in:

- Accounting Standards Codification (ASC) 985-605, *Software, Revenue Recognition,* (formerly known as and comprised of Statement of Position ("SOP") 97-2, *Software Revenue Recognition,* SOP 98-9 and Modification of SOP 97-2, *Software Revenue Recognition with Respect to Certain Transactions*),
- ASC 605-35, *Revenue Recognition, Construction-Type and Production-Type Contracts,* (formerly known as SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*).

Our revenues consist mainly of revenues earned under software license agreements, maintenance support agreements (otherwise known as post-contract customer support or "PCS") and, to a lesser degree, agreements for consulting and training activities.

We use the residual method to recognize revenues when a license agreement includes one or more elements to be delivered by us at a future date. If there is an undelivered element under the license arrangement, we defer revenues based on vendor-specific objective evidence ("VSOE") of the fair value of the undelivered element, as determined by the price charged when the element is sold separately. If VSOE of fair value does not exist for all undelivered elements of a transaction, we defer all revenues from that transaction until sufficient evidence of the fair value exists or until all elements have been delivered. Under the residual method, discounts are allocated only to the delivered elements in a multiple element arrangement, with any undelivered elements being deferred based on the vendor-specific objective evidence of the fair value of such undelivered elements. We typically do not offer discounts on future undeveloped products.

We have established VSOE of fair value of our PCS as evidenced by stand alone renewal transactions using the "bell shaped curve approach." PCS of our Versant Object Database is priced as a percentage of the original software license fees. We perform quarterly analysis on a transaction by transaction basis to document the range of pricing in PCS renewals. We conclude that we have established VSOE of fair value for our PCS, if substantial majorities (greater than 80%) of our stand-alone renewal transactions are priced within a reasonably narrow range (plus or minus 15% from the midpoint of the range). For the year ended October 31, 2010, the pricing of over 95% of our stand alone PCS renewal transactions fell within the predefined pricing range.

Revenues from software license arrangements, including prepaid license fees, are recognized when all of the following criteria are met:

- Persuasive evidence of an arrangement exists.
- Delivery has occurred and there are no future deliverables except PCS.
- The fee is fixed and determinable. If we cannot conclude that a fee is fixed and determinable, then assuming all other criteria have been met, we recognize the revenues as payments become due in accordance with ASC 985-605.
- Collection is reasonably assured.

If an acceptance period or other contingency exists, revenues are not recognized until customer acceptance or expiration of the acceptance period, or until satisfaction of the contingency, as applicable. Our license fees are generally non-cancelable and non-refundable. Also, our customer agreements for prepaid deployment licenses typically do not make payment of our license fees contingent upon the actual deployment of the software. Therefore, a customer's delay or acceleration in its deployment schedule generally does not impact our revenue recognition in the case of a prepaid deployment license.

Revenues from related PCS for all product lines are usually billed in advance of the service being provided and are deferred and recognized on a straight-line basis over the term in which the PCS is to be performed, which is generally twelve months. In some cases PCS revenues are paid in arrears of the service being provided and are recognized as revenues at the time the customer provides a report to us for deployments made during a given time period. Training and consulting revenues are recognized when a purchase order is received, the services have been performed and collection is deemed probable. Consulting services are billed on an hourly, daily or monthly rate. Training classes are billed based on group or individual attendance.

We categorize our customers into two broad groups, End-Users and Value Added Resellers (VARs). End-User customers are companies who use our products internally and do not redistribute our product outside of their corporate organizations. VAR customers include traditional Value Added Resellers, Systems Integrators, Original Equipment Manufacturers ("OEMs") and other vendors who redistribute our products to their external third party customers, either separately or as part of an integrated product.

We license our data management products through two types of perpetual licenses—development licenses and deployment licenses. Development licenses are typically sold on a per seat basis and authorize a customer to develop and test an application program that uses our software product. Before an End-User customer may deploy an application that it has developed under our development license, it must purchase deployment licenses in which the license fees are based on the number of computers connected to the server that will run the application using our product, or for certain applications, are based on the number of users. Pricing of Versant Object Database and FastObjects licenses varies according to several factors, including the number of computer servers on which the application runs and the number of users that are able to access the server at any one time. Customers may elect to simultaneously purchase development and deployment licenses for an entire project. These development and deployment licenses may also provide for prepayment to us of a nonrefundable amount for future deployment.

VARs and distributors purchase development licenses from us on a per seat basis on terms similar to those of development licenses that we sell directly to End-Users. VARs are authorized to sublicense deployment copies of our data management products that are either bundled or embedded in the VAR's applications and sold directly to End-Users. VARs are required to report their distribution of our software and are charged a royalty that is either based on the number of copies of the application software that are distributed or computed as a percentage of the selling price charged by the VARs to their end-user customers. These royalties from VARs may be prepaid in full or paid upon deployment. Our VAR agreements for prepaid royalty arrangements are non-cancelable, non-refundable and do not make payment of our license fees contingent upon the actual deployment of our software, and therefore, the future deployment schedules of our VARs have no impact on revenue recognition. Provided that all other conditions for revenue recognition have been met, revenues from arrangements with VARs are recognized, (i) as to prepaid license arrangements, when the prepaid licenses are sold to the VAR, and (ii) as to other license arrangements, at the time the VAR provides a royalty report to us for sales made by the VAR during a given period.

Revenues from our resale of third-party products or services are recorded at total contract value with the corresponding cost included in the cost of sales when we act as a principal in these transactions by assuming the risks and rewards of ownership (including the risk of loss for collection, delivery or returns). When we do not assume the risks and rewards of ownership, revenues from the resale of third-party products or services are recorded at contract value net of the cost of sales.

On occasion, at a customer's request, we perform engineering work to port our products to an unsupported platform, to customize our software for specific functionality, or to perform other non-routine technical assignments for a customer. In these instances, we recognize revenues in accordance with ASC 605-35, *Construction-Type and Production-Type Contracts*, and use either the time and material percentage of completion method or the completed contract method for recognizing revenues. We use the percentage of completion method if we can make reasonable and dependable estimates of labor costs and hours required to complete the work in question. We periodically review these estimates in connection with the work performed and rates actually charged and recognize any losses when identified. Progress to completion is determined using the cost-to-cost method, whereby cost incurred to date as a percentage of total estimated cost determines the percentage completed and revenue recognized. When using the percentage of completion method, the following conditions must exist:

- An agreement must include provisions that clearly specify the rights regarding goods or services to be provided and received by both parties, the consideration to be exchanged and the manner and terms of settlement.
- The customer is able to satisfy its obligations under the contract.
- Versant is able to satisfy its obligations under the contract.

The completed contract method is used when reasonable or dependable estimates of labor costs and time to complete the work cannot be made. As a result, in such situations, we defer all revenues until such time as the work is fully completed.

Management makes significant judgments and estimates in connection with the determination of the revenue we recognize in each accounting period. If we had made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized would have resulted.

Goodwill and Acquired Intangible Assets

We account for purchases of acquired companies in accordance with ASC 805, *Business Combinations*, and allocate the cost of the acquired companies to the identifiable tangible and intangible assets acquired according to their respective fair values as of the date of completion of the acquisition, with the remaining amount being classified as goodwill.

In accordance with ASC 350, *Intangibles—Goodwill and Other,* we test for any goodwill impairment within our single Data Management operating segment and reporting unit. All our goodwill reflected in the financial statements included in this report has been aggregated from, and acquired in connection with, the following acquisitions:

- Versant Europe, acquired in 1997;
- Poet Holdings, Inc., acquired in March 2004;
- Technology of JDO Genie (PTY) Ltd, acquired in June 2004;
- FastObjects, Inc., acquired in July 2004; and
- db4o, acquired in December 2008.

Financial Accounting Standards Board ("FASB") guidance requires that goodwill be tested for impairment at the reporting unit level, at least annually and more frequently upon the occurrence of certain events. We use the market approach to assess the fair value of our assets and this value is compared with the carrying value of those assets to test for impairment. The total fair value of our assets is estimated by summing the fair value of our equity (as indicated by Versant's publicly traded share price and shares outstanding plus an estimated control premium) less our liabilities. Under this approach, if the estimated fair value of our assets is greater than their carrying value, then there is no goodwill impairment. If the estimated fair value of our assets is less than their carrying value, then we allocate the reporting unit's estimated fair value to its assets and liabilities as though the reporting unit had just been acquired in a business combination. The impairment loss is the amount, if any, by which the implied fair value of goodwill allocable to the reporting unit is less than that reporting unit's goodwill carrying amount and would be recorded in operating results during the period of such impairment.

Identifiable intangibles are currently amortized using the straight-line method over five years in relation to the JDO Genie (PTY) Ltd acquisition, six years in relation to the FastObjects, Inc.

acquisition, seven years in relation to our acquisition of Poet, nine years in relation to the acquisition of the db4o customer relationships, and five years for other db4o related acquired intangible assets.

We performed our annual valuation and analysis of goodwill in October 2010, October 2009 and October 2008. We did not perform impairment tests related to our intangible assets during fiscal 2010, fiscal 2009 and fiscal 2008, as there were no triggering events which might indicate impairment. As a result, we determined that the value of our goodwill and intangible assets had been fairly recorded in our financial statements, and therefore no impairment charges were recorded against our goodwill and intangible assets in fiscal 2010, fiscal 2009 and fiscal 2008.

Income Taxes

We account for income taxes using the asset and liability method provided by ASC 740, *Income taxes*. We estimate our income taxes in each of the jurisdictions in which we operate and account for income taxes payable as part of the preparation of our consolidated financial statements. This process involves estimating our actual current tax expense as well as assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for financial and tax reporting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet to the extent deemed realizable. We assess the likelihood that, and the extent to which, our deferred tax assets will be realized and establish a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not. If we establish or release a valuation allowance then we must increase or decrease the tax provision in our statements of income.

Significant management judgment is required in determining any valuation allowance recorded against our net deferred tax assets. Based upon our operating results in recent years and through October 31, 2010 as well as an assessment of our expected future results of operations, we determined that it is more likely than not that we will realize the benefit of a portion of our net deferred tax assets in Germany to the extent of our expected taxable income for fiscal 2011. Due to uncertainties related to our ability to utilize the balance of our deferred tax assets, we have maintained a valuation allowance at October 31, 2010 of $33.9 million. As of October 31, 2009, we had a valuation allowance of $36.4 million for our deferred tax assets.

As required by ASC 740, *Income taxes*, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

We are subject to U.S. federal income taxes and to income taxes in various states in the U.S. as well as in foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state and local, or foreign tax examinations by tax authorities for tax years before 2005. With respect to prior tax years no longer subject to examination due to expiration of the statute of limitations, income may nevertheless be recomputed for the purpose of determining the amount of NOL that may be carried over to "open" years.

We recognize interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes for all periods presented, which were not significant.

Results of Operations

The following table sets forth the historical results of operations for Versant for our three fiscal years ended October 31, 2010, 2009 and 2008, expressed as a percentage of our total revenues for the fiscal year in question.

	Percentage of Revenues Fiscal Year Ended October 31,		
	2010	2009	2008
Revenues:			
License	53%	50%	63%
Maintenance	46	49	36
Professional services	1	1	1
Total revenues	100	100	100
Cost of revenues:			
License	2	1	1
Amortization of intangible assets	2	2	1
Maintenance	9	8	6
Professional services	—	1	1
Total cost of revenues	13	12	9
Gross profit	87	88	91
Operating expenses:			
Sales and marketing	30	22	14
Research and development	24	22	16
General and administrative	20	20	22
Restructuring	—	1	—
Total operating expenses	74	65	52
Income from operations	13	23	39
Interest and other income, net	1	1	4
Income from continuing operations before income taxes	14	24	43
Income tax benefit (expense)	(3)	3	(6)
Net income from continuing operations	11	27	37
Net income from discontinued operations, net of income taxes	—	—	1
Net income	11%	27%	38%

Revenues

Total Revenues: The following table summarizes our total revenues (in thousands, except percentages) for fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	2009	2008	In Dollars	Percentage	In Dollars	Percentage
Total revenues	$15,766	$18,150	$25,298	$(2,384)	(13%)	$(7,148)	(28%)

Total revenues are comprised of license fees and fees for maintenance, training, consulting, technical and other support services. Fluctuations in our total revenues can be attributed to changes in economic and industry conditions, product and customer mix, general trends in information technology spending, changes in geographic mix, and the corresponding impact of fluctuations in foreign currency exchange rates. Further, product life cycles impact revenues periodically as old contracts expire and new products are released. Our revenues as shown in the above table and in the accompanying statements of income included in this report do not include revenues from our disposed WebSphere consulting practice. Instead, as required by generally accepted accounting principles, our financial statements report former WebSphere activities as "net income from discontinued operations, net of income taxes". See Note 15 of our "Notes To Consolidated Financial Statements" in Item 8 of this report for more information regarding this transaction.

Our total revenues decreased by $2.4 million (or 13%) in fiscal 2010 compared to fiscal 2009. This decrease resulted primarily from a decrease of $1.5 million (or 17%) in maintenance revenues and from a decrease of $703,000 (or 8%) in license revenues in fiscal 2010 compared to fiscal 2009. The decrease in maintenance revenues in fiscal 2010 was principally due to fewer back maintenance transactions and customers choosing less expensive support options. We believe the principal factors that caused our license revenues to decrease in fiscal 2010 included adverse global economic conditions, smaller license transactions and fewer license transactions.

Our total revenues decreased by $7.1 million (or 28%) in fiscal 2009 compared to fiscal 2008. This decrease resulted primarily from a decrease of $6.9 million (or 43%) in license revenues in fiscal 2009 compared to fiscal 2008. The decrease in total revenues also included approximately $1.2 million resulting from unfavorable foreign currency exchange rate fluctuations which comprised 17% of the $7.1 million decrease in total revenues. We believe factors that caused our license revenues to decrease in fiscal 2009 included the adverse global economic conditions, the relative absence of larger license transactions, fewer license transactions and the stronger U.S. Dollar as compared to the Euro in fiscal 2009, which resulted in lower consolidated revenues in fiscal 2009 compared to fiscal 2008. Maintenance revenues remained relatively stable in fiscal 2009 over fiscal 2008, decreasing by $208,000 (or 2%).

In fiscal year 2010, one customer accounted for 12% of our total revenues for the fiscal year. Two different customers accounted for 12% and 13% of our total revenues in our fourth fiscal quarter of 2010. No one customer accounted for 10% or more of our total revenues in fiscal 2009 and fiscal 2008 and for the quarters ended October 31, 2009 and October 31, 2008.

The inherently unpredictable business cycle of an enterprise software company makes discernment of continued and meaningful business trends difficult. In terms of license revenues, we are still experiencing lengthy sales cycles and customers' preference for licensing our software on an "as needed" basis where payment is tied to actual usage or deployment of our software, versus the older historical practice of prepaying license fees in advance of usage, a factor which can adversely affect the amount of our license revenues. License revenues also are a critical factor in driving the amount of our services revenues, as new license customers typically enter into support and maintenance agreements with us, from which our maintenance revenues are derived over future fiscal periods. The outlook into the Company's anticipated performance in fiscal 2011 is uncertain, due principally to the significant worldwide economic slowdown.

We are currently expecting our total revenues for fiscal 2011 to increase approximately 5% from fiscal 2010.

Revenues by Category: The following table summarizes our revenues by category (in thousands, except percentages) in fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	**2009**	**2008**	**In Dollars**	**Percentage**	**In Dollars**	**Percentage**
Total revenues by category:							
License	$ 8,342	$ 9,045	$15,922	$ (703)	(8)%	$(6,877)	(43)%
Maintenance	7,331	8,833	9,041	(1,502)	(17)	(208)	(2)
Professional services	93	272	335	(179)	(66)	(63)	(19)
Total	$15,766	$18,150	$25,298	$(2,384)	(13)%	$(7,148)	(28)%
Percentage of revenues by category:							
License	53%	50%	63%				
Maintenance	46	49	36				
Professional services	1	1	1				
Total	100%	100%	100%				

Fiscal 2010 Compared to Fiscal 2009

License revenues: License revenues represent perpetual license fees received and recognized from our End-Users and Value Added Resellers.

License revenues were $8.3 million (or 53% of total revenues) for fiscal 2010, a decrease of approximately $703,000 (or 8%) from $9.0 million (or 50% of total revenues) reported for fiscal 2009. The reduced license revenues in absolute dollars for fiscal 2010 were mainly attributable to fewer and smaller license transactions. The decrease in license revenues from fiscal 2010 compared to fiscal 2009 included unfavorable foreign currency fluctuations of approximately $14,000. The majority of our license revenues in fiscal 2010 continued to be transactions with existing VAR customers in the telecommunications industry, which was our largest vertical market in fiscal 2010.

Maintenance revenues: Maintenance and technical support revenues include revenues derived from maintenance agreements, under which we provide customers with internet and telephone access to support personnel and software upgrades, dedicated technical assistance and emergency response support options.

Maintenance revenues were $7.3 million (or 46% of total revenues) for fiscal 2010, a decrease of $1.5 million (or 17%) from $8.8 million (or 49% of total revenues) reported for fiscal 2009. The decrease in maintenance revenues for fiscal 2010 was partially due to an approximate decrease of $671,000 in recognized back maintenance compared to fiscal 2009 and an approximate decrease of $441,000 resulting from certain customers electing less expensive support and maintenance options in fiscal 2010. The decrease in maintenance revenues from fiscal 2010 compared to fiscal 2009 included unfavorable foreign currency fluctuations of approximately $27,000.

Professional services revenues: Professional services revenues consist of revenues from consulting, training and technical support, as well as billable travel expenses incurred by our professional services organization.

Professional services revenues were $93,000 (or 1% of total revenues) in fiscal 2010, a decrease of $179,000 (or 66%) from $272,000 (or 1% of total revenues) reported in fiscal 2009. This decrease in the absolute dollar amount of professional services revenues for fiscal 2010 compared to fiscal 2009 was attributable to decreases in consulting and training revenues in both the US and the European operations including the absence in fiscal 2010 of $62,000 of consulting revenue derived from one customer and recognized in fiscal 2009 that was not repeated in fiscal 2010.

Fiscal 2009 Compared to Fiscal 2008

License revenues: License revenues were $9.0 million (or 50% of total revenues) for fiscal 2009, a decrease of approximately $6.9 million (or 43%) from $15.9 million (or 63% of total revenues) reported for fiscal 2008. The reduced license revenues for fiscal 2009 were mainly attributable to fewer larger license transactions in fiscal 2009 and included unfavorable foreign currency fluctuations of approximately $677,000 comprising approximately 10% of the $6.9 million decrease in license revenues. During fiscal year 2008 we derived approximately $5.3 million of revenues from several significant license transactions with four telecommunications customers, whereas we did not have comparable license transactions of this scale during fiscal year 2009.

The majority of our license revenues in fiscal 2009 resulted from transactions with existing VAR customers in the telecommunications industry, which was our largest vertical market in fiscal 2009.

Maintenance revenues: Maintenance revenues were $8.8 million (or 49% of total revenues) for fiscal 2009, a decrease of approximately $208,000 (or 2%) from $9.0 million (or 36% of total revenues) reported for fiscal 2008. The decrease in maintenance revenues for fiscal 2009 included unfavorable foreign currency fluctuations of approximately $544,000 (or 262% of the $208,000 decrease), back maintenance of approximately $200,000 earned in fiscal 2008 that was not repeated in fiscal 2009, and the lapse of a project with one European telecom customer for $91,000.These decreases were partially offset by back maintenance of $617,000 derived from two European customers in fiscal 2009.

Professional services revenues: Professional services revenues were $272,000 (or 1% of total revenues) in fiscal 2009, a decrease of $63,000 (or 19%) from $335,000 (or 1% of total revenues) reported in fiscal 2008. This decrease in the absolute dollar amount of professional services revenues for fiscal 2009 compared to fiscal 2008 was attributable to decreases in consulting and training revenues in both the US and the European operations and relates to the decrease in license transactions in fiscal 2009.

International revenues: The following table summarizes our total revenues by geographic area (in thousands, except percentages) in fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	2009	2008	In Dollars	Percentage	In Dollars	Percentage
Total revenues by geographic area:							
North America	$ 6,232	$ 6,964	$ 9,292	$ (732)	(11)%	$(2,328)	(25)%
Europe	8,764	10,656	13,275	(1,892)	(18)	(2,619)	(20)
Asia	770	530	2,731	240	45	(2,201)	(81)
Total	$15,766	$18,150	$25,298	$(2,384)	(13)%	$(7,148)	(28)%
Percentage of revenues by geographic area:							
North America	40%	38%	37%				
Europe	55	59	52				
Asia	5	3	11				
Total	100%	100%	100%				

Fiscal 2010 Compared to Fiscal 2009

Total revenues decreased $2.4 million (or 13%) in fiscal 2010 compared to fiscal 2009. The decrease in total revenues occurred across geographic regions as the global economy remained weak. The decrease in absolute dollars from fiscal 2010 compared to fiscal 2009 was primarily due to a revenue decrease of $1.9 million in Europe, and to a lesser extent a revenue decrease of $732,000 in North America, partially offset by a revenue increase of $240,000 in Asia. As a percentage of total revenues, international (non-North American) revenues decreased slightly representing approximately 60% and 62% of our total revenues in fiscal 2010 and fiscal 2009, respectively.

Revenues from North America: The $732,000 (or 11%) decrease in revenues from North America in fiscal 2010 compared to fiscal 2009 was primarily due to a decrease of $432,000 in maintenance revenues and a decrease of $300,000 in license revenues. North American maintenance revenues declined from fiscal 2009 to fiscal 2010 as customers chose less expensive support options or maintained fewer licenses. North American license revenues decreased due to fewer license transactions and the approximate $170,000 decrease to license revenues resulting from one customer's previous misreporting and overpayment of royalties to Versant. See Note 7 of our "Notes to Consolidated Financial Statements" in Item 8 of this report for more information regarding this transaction.

Revenues from Europe: The $1.9 million (or 18%) decrease in revenues from Europe in fiscal 2010 compared to fiscal 2009 was primarily due to a decrease of $1.3 million in European maintenance revenues and to a lesser extent, a $594,000 decrease in European license revenues. The decrease in European maintenance revenues from fiscal 2009 to fiscal 2010 included an approximate $663,000 decrease in back maintenance transactions and an approximate $394,000 decrease as a result of customers choosing less expensive support options. The decrease in European license revenues from fiscal 2009 to fiscal 2010 reflected fewer license transactions in Europe and the relative absence of larger license transactions. The decrease in total revenues from Europe also included approximately $42,000 resulting from unfavorable foreign currency exchange rate fluctuations.

Since the Company's acquisition of Poet Holdings, Inc. in early 2004, we have generally derived a higher percentage of international revenues due to stronger demand for our products in Europe. We expect in the future to continue to experience a somewhat stronger demand for our products in Europe as compared to our other geographic markets.

Revenues from Asia: We experienced an increase of $240,000 (or 45%) in revenues from our Asia Pacific region during fiscal 2010 compared to fiscal 2009, primarily due to increased revenues from our distributor in Japan.

A variety of factors may impact Versant's future revenues, including the potential strengthening of the U.S. dollar (which would have the effect of reducing portions of our revenue resulting from favorable currency exchange fluctuations) and the generally difficult economic environment currently being experienced in the global economy, which may negatively impact demand for our products and services.

Fiscal 2009 Compared to Fiscal 2008

Total revenues decreased $7.1 million (or 28%) in fiscal 2009 compared to fiscal 2008. The decrease in total revenues occurred across geographic regions as the global economy slowed. The decrease in absolute dollars of revenue from fiscal 2009 compared to fiscal 2008 was due to revenue decreases of $2.3 million in North America, $2.6 million in Europe and $2.2 million in Asia. As a percentage of total revenues, international (non-North American) revenues remained stable representing approximately 62% and 63% of our total revenues in fiscal 2009 and fiscal 2008, respectively.

Revenues from North America: The $2.3 million (or 25%) decrease in revenue from North America in fiscal 2009 compared to fiscal 2008 was primarily due to fewer license transactions and the relative absence of larger license transactions in fiscal 2009. For example in fiscal 2008 we closed license transactions with two customers totaling approximately $1.9 million, while there were no such comparable transactions in fiscal 2009.

Revenues from Europe: The $2.6 million (or 20%) decrease in revenue from Europe in fiscal 2009 compared to fiscal 2008 reflected in large part the closing of license transactions with a European based telecommunications customer totaling approximately $1.7 million in fiscal 2008, which were not matched by comparable transactions in fiscal 2009. The decrease in total revenues from Europe also included approximately $1.0 million resulting from unfavorable foreign currency exchange rate fluctuations.

Revenues from Asia: We also experienced a decrease of $2.2 million (or 81%) in revenues from our Asia Pacific region during fiscal 2009, which reflected three significant license transactions totaling approximately $1.9 million with two Asia Pacific telecommunications customers in fiscal 2008, for which there were no comparable transactions in fiscal 2009.

Cost of Revenues

Cost of Revenues: The following table summarizes the cost of revenues (in thousands, except percentages) in fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	2009	2008	In Dollars	Percentage	In Dollars	Percentage
Total revenues	$15,766	$18,150	$25,298	$(2,384)	(13)%	$(7,148)	(28)%
Cost of license revenues	279	273	309	6	2	(36)	(12)
Amortization of intangibles	303	373	315	(70)	(19)	58	18
Cost of maintenance revenues	1,470	1,452	1,446	18	1	6	0
Cost of professional services revenues	61	133	112	(72)	(54)	21	19
Total cost of revenues	$ 2,113	$ 2,231	$ 2,182	$ (118)	(5)%	$ 49	2%
Gross margin	$13,653	$15,919	$23,116	$(2,266)	(14)%	$(7,197)	(31)%
Gross margin percentage	87%	88%	91%				

Cost of revenues was $2.1 million (or 13% of total revenues) in fiscal 2010, a decrease of $118,000 (or 5%) from the cost of revenues of $2.2 million (or 12% of total revenues) reported in fiscal 2009. The decrease resulted from a $70,000 reduction in amortization of intangible assets and a $72,000 reduction in the cost of professional services revenue in fiscal 2010 compared to fiscal 2009 and was partially offset by slight increases in the cost of license and maintenance revenues.

Cost of revenues was $2.2 million (or 12% of total revenues) in fiscal 2009, an increase of $49,000 (or 2%) from the cost of revenues of $2.2 million (or 9% of total revenues) reported in fiscal 2008. This increase (discussed further below) was primarily due to an increase in the amortization of intangibles related to our acquisition of db4o of $95,000 and an increase in the cost of maintenance revenues to support db4o of $58,000, partially offset by favorable foreign currency fluctuations of $96,000.

Gross margin percentages (gross margin as a percentage of total revenues) remained relatively stable at 87% in fiscal 2010, 88% in fiscal 2009 and 91% in fiscal 2008.

Cost of license revenues: Cost of license revenues consists primarily of royalties and costs of third party products, which we resell to our customers, as well as product media and shipping and packaging costs.

The following table summarizes the cost of license revenues (in thousands, except percentages) in fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	2009	2008	In Dollars	Percentage	In Dollars	Percentage
License:							
Revenues	$8,342	$9,045	$15,922	$(703)	(8)%	$(6,877)	(43)%
Cost	279	273	309	6	2	(36)	(12)
Margin	$8,063	$8,772	$15,613	$(709)	(8)%	$(6,841)	(44)%
Margin percentage	97%	97%	98%				

Fiscal 2010 Compared to Fiscal 2009

Cost of license revenues was $279,000 (or 3% of license revenues) in fiscal 2010, remaining stable in both absolute dollars and as a percentage of license revenues compared to $273,000 (or 3% of license revenues) in fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

Cost of license revenues was $273,000 (or 3% of license revenues) in fiscal 2009, remaining relatively stable in both absolute dollars and as a percentage of license revenues compared to $309,000 (or 2% of license revenues) in fiscal 2008. The decrease of $36,000 in fiscal 2009 was primarily attributable to favorable foreign currency fluctuations of $18,000.

Cost of maintenance revenues: Cost of maintenance revenues consists primarily of salaries, bonuses and consulting fees for customer support personnel and related expenses, including payroll, employee benefits and allocated overhead.

The following table summarizes the cost of maintenance revenues (in thousands, except percentages) in fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	2009	2008	In Dollars	Percentage	In Dollars	Percentage
Maintenance:							
Revenues	$7,331	$8,833	$9,041	$(1,502)	(17)%	$(208)	(2)%
Cost	1,470	1,452	1,446	18	1	6	0
Margin	$5,861	$7,381	$7,595	$(1,520)	(21)%	$(214)	(3)%
Margin percentage	80%	84%	84%				

Fiscal 2010 Compared to Fiscal 2009

Cost of maintenance revenues was $1.5 million (or 20% of maintenance revenues) in fiscal 2010, remaining consistent in absolute dollars compared to $1.5 million (or 16% of maintenance revenues) in fiscal 2009. The Company has elected to maintain our core technical support team and its associated costs, which has resulted in the slight increase in the cost of maintenance revenues as a percentage of maintenance revenues in fiscal 2010, in which our maintenance revenues were lower than in fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

Cost of maintenance revenues was $1.5 million (or 16% of maintenance revenues) in fiscal 2009, remaining consistent in both absolute dollars and as a percentage of maintenance revenues compared to $1.5 million (or 16% of maintenance revenues) in fiscal 2008. The slight increase of $6,000 in fiscal 2009 was primarily attributable to increased consulting costs of approximately $58,000 related to db4o technical support services and an increase in allocated overhead in our domestic operations of $25,000, substantially offset by favorable foreign currency fluctuations of $68,000.

Cost of professional services revenues: Cost of professional services consists of salaries, bonuses, third party consulting fees and other costs associated with supporting our professional services organization.

The following table summarizes the cost of professional services revenues (in thousands, except percentages) in fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	2009	2008	In Dollars	Percentage	In Dollars	Percentage
Professional Services:							
Revenues	$93	$272	$335	$(179)	(66)%	$(63)	(19)%
Cost	61	133	112	(72)	(54)	21	19
Margin	$32	$139	$223	$(107)	(77)%	$(84)	(38)%
Margin percentage	34%	51%	67%				

Fiscal 2010 Compared to Fiscal 2009

Cost of professional services revenues was $61,000 (or 66% of professional services revenues) in fiscal 2010, a decrease of $72,000 (or 54%) compared to $133,000 (or 49% of professional services revenues) in fiscal 2009.

Cost of professional services as a percentage of professional services revenues is affected by the mix of services provided (i.e., training vs. consulting) and the travel costs incurred. Versant provided fewer consulting and training services in fiscal 2010 when compared to fiscal 2009, and incurred higher costs related to fewer students per training class.

Fiscal 2009 Compared to Fiscal 2008

Cost of professional services revenues was $133,000 (or 49% of professional services revenues) in fiscal 2009, an increase of $21,000 (or 19%) compared to $112,000 (or 33% of professional services revenues) in fiscal 2008.

Cost of professional services as a percentage of professional services revenues is affected by the mix of services provided (i.e., training vs. consulting) and the travel costs incurred. Versant provided more consulting service and fewer training classes in fiscal 2009 compared to fiscal 2008, and therefore incurred higher relative costs.

Amortization of Intangible Assets: The amortization of intangible assets in fiscal 2010 related to our fiscal 2004 acquisitions of Poet Holdings, Inc., FastObjects, Inc. and JDO Genie technology and our fiscal 2009 acquisition of db4o.

The following table summarizes the amortization of intangible assets (in thousands, except percentages) in fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	2009	2008	In Dollars	Percentage	In Dollars	Percentage
Amortization of intangible assets:							
Poet Holdings, Inc.	$189	$189	$189	$ —	—%	$ —	—%
JDO Genie (PTY), LTD	—	73	110	(73)	(100)	(37)	(34)
FastObjects, Inc.	11	16	16	(5)	(31)	—	—
db4o	103	95	—	8	8	95	100
Total amortization of purchased intangibles	$303	$373	$315	$ (70)	(19)%	$ 58	18%

Fiscal 2010 Compared to Fiscal 2009

Amortization of intangible assets was $303,000 (or 4% of license revenues) in fiscal 2010, a $70,000 (or 19%) decrease compared to $373,000 (or 4% of license revenues) in fiscal 2009. Intangible assets related to JDO Genie technology were fully amortized in the third quarter of fiscal 2009 and intangible assets related to FastObjects customer relationships were fully amortized in the third quarter of fiscal 2010, resulting in a decrease of $70,000 in amortization of intangible assets in fiscal 2010 as compared to fiscal 2009. Based on current conditions, we expect to incur quarterly amortization charges of approximately $73,000 for the first quarter of fiscal 2011, $65,000 for the second quarter of fiscal 2011 and $26,000 for the third and fourth quarters of fiscal 2011.

Fiscal 2009 Compared to Fiscal 2008

Amortization of intangible assets was $373,000 (or 4% of license revenues) in fiscal 2009, a $58,000 (or 18%) increase compared to $315,000 (or 2% of license revenues) in fiscal 2008. The increase in fiscal 2009 was primarily due to amortization of the intangible assets acquired with the db4o business of $95,000, partially offset by a decrease of $37,000 as the JDO Genie intangible asset was fully amortized in the third quarter of fiscal 2009.

Operating Expenses

Operating Expenses. The following table summarizes our operating expenses (in thousands, except percentages) for fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	2009	2008	In Dollars	Percentage	In Dollars	Percentage
Operating expenses:							
Sales and marketing	$ 4,722	$ 4,101	$ 3,620	$ 621	15%	$ 481	13%
Research and development	3,778	3,969	4,066	(191)	(5)	(97)	(2)
General and administrative	3,143	3,665	5,479	(522)	(14)	(1,814)	(33)
Restructuring	39	139	—	(100)	(72)	139	100
Total	$11,682	$11,874	$13,165	$(192)	(2)%	$(1,291)	(10)%

Fiscal 2010 Compared to Fiscal 2009

Total operating expenses were $11.7 million (or 74% of total revenues) for fiscal year 2010 and $11.9 million (or 65% of total revenues) for fiscal year 2009. The decrease of $192,000 (or 2%) in total operating expenses in fiscal 2010 (discussed further below) resulted from a $522,000 decrease in our general and administrative expenses primarily related to reduced professional services and regulatory compliance costs, a $191,000 decrease in research and development expenses predominantly related to the reduced use of outside consultants, and a $100,000 decrease in restructuring costs related to the substantial completion of the restructuring plan in our second fiscal quarter, with these decreases being partially offset by increases in sales and marketing costs of $621,000 primarily related to the expansion of our global sales and marketing efforts. Operating expenses for fiscal year 2010 include favorable foreign currency exchange fluctuations of approximately $47,000 when compared to fiscal 2009. However, due to the decrease in total revenues from fiscal 2009 to fiscal 2010, total operating expenses represented a higher percentage of total revenues in fiscal 2010 than in fiscal 2009.

Sales and Marketing: Sales and marketing expenses consist primarily of personnel and related expenses, commissions earned by sales personnel, trade shows, travel and other marketing communication costs, such as advertising and other marketing programs.

Sales and marketing expenses were $4.7 million (or 30% of revenues) for fiscal year 2010 and $4.1 million (or 22% of total revenues) for fiscal year 2009. The $621,000 (or 15%) increase in absolute dollars for fiscal 2010 was primarily due to an expansion of our global sales operations, including increases in total compensation expense, recruiting, higher facility costs attributable to additional personnel, travel and related costs resulting in an approximate increase of $331,000 related to U.S. sales operations, an approximate increase of $103,000 in European sales operations and an approximate increase of $66,000 in Asian sales operations. The year over year increase also includes an approximate $451,000 increase in global marketing programs including the addition of a new marketing manager and our VP Marketing and Strategic Product Development, along with lead generation and qualification, emarketing and other new initiatives. These increases in sales and marketing costs for fiscal 2010 when compared to fiscal 2009 were partially offset by an approximate decrease of $275,000 related to a non-recurring separation payment made to the former Executive Vice President of Field Operations in the first quarter of fiscal 2009, an approximate reduction of $29,000 in executive bonuses and a decrease of $22,000 in favorable foreign exchange fluctuations.

We expect our sales and marketing expenses to increase approximately 21% in fiscal 2011 over fiscal 2010 due to anticipated increases in sales and marketing personnel and programs and we expect that sales and marketing expenses will continue to represent a considerable percentage of our total operating expenditures in the future.

Research and Development: Research and development expenses consist primarily of personnel and related expenses, including payroll and employee benefits, expenses for facilities and payments made to outside software development contractors.

Research and development expenses were $3.8 million (or 24% of revenues) for fiscal 2010 and $4.0 million (or 22% of revenues) in fiscal 2009. The $191,000 (or 5%) decrease in absolute dollars for research and development expenses in fiscal 2010 was due primarily to an approximate $157,000 decrease related to the reduced use of outside engineering services and an approximate $16,000 decrease due to favorable foreign currency exchange fluctuations. The closure of our Indian operations resulted in an approximate $472,000 decrease in research and development costs in fiscal 2010 compared to fiscal 2009, and this decrease was fully offset by an approximate $489,000 increase in salary and related costs for personnel additions in our European operations consolidating our engineering activities into one location.

We anticipate that we will continue to invest significant resources in research and development activities in the future to develop new products, advance the technology of our existing products and develop new business opportunities, including research and development activities related to our acquisition of db4o in December 2008. We expect our research and development expenses to remain relatively stable in fiscal 2011 compared to our research and development expense levels in fiscal 2010.

General and Administrative: General and administrative expenses consist primarily of personnel and related expenses, professional services and general operating expenses.

General and administrative expenses were $3.1 million (or 20% of total revenues) in fiscal 2010 and $3.7 million (or 20% of total revenues) in fiscal 2009. The $522,000 (or 14%) decrease in absolute dollars in general and administrative expenses in fiscal 2010 was primarily due to an approximate $231,000 decrease in professional services and regulatory compliance costs, including audit fees, consulting services and salary related expenses. The year over year decrease also included an approximate $82,000 decrease in share based compensation and travel expenses of the executives and directors, a decrease of $50,000 in bad debt expense, a decrease of $37,000 in facilities costs and favorable foreign currency exchange fluctuations of approximately $9,000.

We expect our general and administrative expenses in fiscal 2011 to remain relatively stable compared to fiscal 2010.

Restructuring: On September 22, 2009, the Company committed to the implementation of a restructuring pursuant to which it closed its research and development facility in Pune, India. The restructuring plan was undertaken to consolidate our research and development efforts into one location in Germany in order to streamline operations, create management efficiencies and increase productivity. The restructuring was substantially completed during the second fiscal quarter ended April 30, 2010.

The following table reflects the restructuring charges included in operating expenses for fiscal year 2010 and 2009 (in thousands):

	Fiscal Year Ended October 31,	
	2010	2009
Restructuring:		
Severance, retention and related charges	$ 38	$ 32
Impairment of fixed assets (non-cash charges)	2	61
Reserve for (recovery of) impairment of other current assets	(29)	42
Contract termination costs	8	—
Other direct costs of closure	20	4
Total restructuring charges	$ 39	$139

There were no restructuring charges during fiscal 2008.

Fiscal 2009 Compared to Fiscal 2008

Total operating expenses were $11.9 million (or 65% of total revenues) for fiscal year 2009 and $13.2 million (or 52% of total revenues) for fiscal year 2008. The decrease of $1.3 million (or 10%) in total operating expenses in fiscal 2009 (discussed further below) resulted primarily from a $1.1 million decrease in our general and administrative expenses, due to litigation settlement-related expenses incurred in fiscal 2008 not being repeated in fiscal 2009, a decrease of $530,000 in our general and administrative expenses in fiscal 2009 related to regulatory compliance, and favorable foreign currency exchange fluctuations of $736,000, with these decreases partially offset by increases in sales, marketing and research and development costs of $867,000 primarily related to db4o. However, due to the decrease in total revenues from fiscal 2008 to fiscal 2009, total operating expenses represented a higher percentage of total revenues in fiscal 2009 than in fiscal 2008.

In December 2008, we acquired the db4o assets to further expand the scope of our solutions to include the embedded device market. Our results of operations thus include db4o transactions from the acquisition date of December 1, 2008, or eleven months in fiscal 2009.

Sales and Marketing: Sales and marketing expenses were $4.1 million (or 22% of revenues) for fiscal year 2009 and $3.6 million (or 14% of total revenues) for fiscal year 2008. The $481,000 (or 13%) increase in absolute dollars for fiscal 2009 was primarily due to an expansion of our U.S. sales operations, including an approximate $301,000 increase in total compensation expense, recruiting, higher facility costs attributable to additional personnel, travel and related costs associated with hiring two additional salespeople and a VP of Sales North America, and an increase of $177,000 in marketing consulting fees. The year over year increase also includes db4o-related sales and marketing expenses for an approximate $107,000 of salary and related costs for one employee, $132,000 in consulting fees and international distributor costs as well as $75,000 in advertising costs. These increases were partially offset by favorable foreign currency exchange fluctuations of $207,000. The increase in sales and marketing costs related to expansion of our U.S. sales efforts and included an approximate $275,000 non-recurring separation payment made to the former Executive Vice President of Field Operations in the first quarter of fiscal 2009. This increase was partially offset by reduced expenses in our European operations of approximately $367,000 in salary and related expenses attributable to the departure of the Executive Vice President of Field Operations and two other sales and marketing personnel, and reduced trade show and collateral expenses of $88,000.

As db4o was acquired on December 1, 2008, only eleven months of sales and marketing expenditures associated with db4o as described above are reflected in the Company's statement of income for fiscal year 2009 and no db4o associated expenses are reflected for fiscal year 2008.

Research and Development: Research and development expenses were $4.0 million (or 22% of revenues) for fiscal 2009 and $4.1 million (or 16% of revenues) in fiscal 2008. The $97,000 (or 2%) decrease in absolute dollars for research and development expenses in fiscal 2009 was due to favorable foreign currency exchange fluctuations of approximately $438,000, reduced costs of third party contractors of approximately $140,000 and decreased operating costs of $90,000 as our Indian operations begin to wind down, with these decreases being partially offset by approximately $553,000 of increased consulting and personnel costs related to db4o.

General and Administrative: General and administrative expenses were $3.7 million (or 20% of total revenues) in fiscal 2009 and $5.5 million (or 22% of total revenues) in fiscal 2008. The $1.8 million (or 33%) decrease in absolute dollars in general and administrative expenses in fiscal 2009 was primarily due to a decrease of $1.1 million in expenses related to the settlement of litigation occurring in fiscal 2008 and not repeated in fiscal 2009, an approximate $530,000 decrease in regulatory compliance costs including audit fees, consulting services and salary related expenses, an approximate decrease of $192,000 in employee bonuses due to reduced revenue and net income levels, and favorable foreign currency exchange fluctuations of approximately $91,000.These decreases were partially offset by an $82,000 increase in share based compensation expense as a result of the higher average market value of stock option grants.

Restructuring: On September 22, 2009, the Company committed to the implementation of a restructuring pursuant to which it closed its research and development facility in Pune, India. During the fourth quarter of our fiscal 2009, we incurred $32,000 of severance and retention costs, $61,000 of impairment charges to our fixed assets, $4,000 of direct costs of closure and a $42,000 impairment charge to other current assets. There were no restructuring charges during fiscal 2008.

Interest and Other Income, Net

Interest and other income, net consists of interest income earned from our cash and cash equivalents net of interest expense due to our financing activities, miscellaneous refunds and foreign exchange rate gains and losses as a result of settling transactions denominated in currencies other than our functional currency.

The following table summarizes our interest and other income, net (in thousands, except percentages) in fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	**2009**	**2008**	**In Dollars**	**Percentage**	**In Dollars**	**Percentage**
Interest and other income, net:							
Interest income	$ 59	$267	$880	$(208)	(78)%	$(613)	(70)%
Interest expense	(1)	—	(1)	(1)	(100)	1	100
Foreign exchange gain (loss)	91	(35)	(13)	126	360	(22)	(169)
Other income	1	—	5	1	100	(5)	(100)
Total	$150	$232	$871	$ (82)	(35)%	$(639)	(73)%

Fiscal 2010 Compared to Fiscal 2009

Interest and other income, net was $150,000 (or 1% of total revenues) in fiscal 2010 compared to $232,000 (or 1% of revenues) in fiscal 2009. The absolute dollar decrease of $82,000 (or 35%) was primarily due to a decrease of $208,000 in interest income from both our European and U.S. operations as a result of significantly reduced interest rates, partially offset by a favorable change of approximately $126,000 in foreign exchange gains and losses resulting from settling transactions denominated in currencies other than our functional currency.

Fiscal 2009 Compared to Fiscal 2008

Interest and other income, net was $232,000 (or 1% of total revenues) in fiscal 2009 compared to $871,000 (or 4% of revenues) in fiscal 2008. The absolute dollar decrease of $639,000 (or 73%) was primarily due to a decrease of $566,000 in interest income from both our European and U.S. operations as a result of significantly reduced interest rates, and included unfavorable foreign currency fluctuations of approximately $54,000.

Provision for Income Taxes

Provision for income taxes primarily consists of corporate income taxes for our subsidiaries in Germany and India, foreign withholding taxes and state income and franchise taxes in the U.S. The provision also reflects the release of the estimated realizable portion of the valuation allowance against the net deferred tax assets.

The following table summarizes our provision for (benefit from) income taxes (in thousands, except percentages) in fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	2009	2008	In Dollars	Percentage	In Dollars	Percentage
Provision for income taxes:							
Foreign withholding taxes	$ 68	$ 54	$ 253	$ 14	26%	$ (199)	(79)%
Provision for income taxes Europe	395	(653)	1,155	1,048	160	(1,808)	(157)
Provision for income taxes India	—	14	19	(14)	(100)	(5)	(26)
Federal, state and franchise taxes	4	23	4	(19)	(83)	19	475
Total	$467	$(562)	$1,431	$1,029	183%	$(1,993)	(139)%

Fiscal 2010 Compared to Fiscal 2009

In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including our past operating results in the most recent fiscal years and our assessment of expected future results of operations on a jurisdiction by jurisdiction basis. Based on all the available evidence, we determined that it had become more likely than not that we would realize a portion of our net deferred tax assets in Germany. As a result, we released approximately $939,000 of our valuation allowance in fiscal year 2009, which was recorded as an income tax benefit. As of October 31, 2010, we have concluded that it is more likely than not that the Company will realize the benefit of its deferred tax assets related to its German net operating loss carry forwards only to the extent of its expected taxable income in fiscal 2011. We have a remaining valuation allowance of approximately $33.9 million against net deferred tax assets in the U.S. and foreign jurisdictions. Significant management judgment is required to determine when, in the future, the realization of our net deferred tax assets will become more likely than not. The Company will continue to assess the realizability of the tax benefit available based on actual and forecasted operating results.

As of October 31, 2010, we had U.S. federal and state net operating loss carry forwards of approximately $66.9 million and $11.6 million, respectively, and U.S. federal and state tax credit carry forwards of approximately $1.4 million and $627,000, respectively. The federal and state net operating loss carry forwards expire on various dates through 2029, including $6.9 million of federal net operating loss carry forward expiring in 2011. The U.S. federal tax credit carry forwards expire on various dates through 2023, if not utilized. The state tax credit can be carried forward indefinitely. Additionally, at October 31, 2010, we had German net operating tax loss carry forwards of approximately $26.2 million. The German tax code provides for certain annual statutory limitations related to the use of tax loss carry forward amounts. For each taxable year, we may utilize German tax loss carry forwards fully up to the first million euros of taxable income, and thereafter, the tax loss carry forwards are limited to 60% of taxable income. The provision for income taxes in Germany included approximately $395,000 and $285,000 for fiscal 2010 and fiscal 2009, respectively, attributable to taxable income related to our German operations that were in excess of the allowable utilization of the tax loss carry forwards, and therefore, subject to corporate taxes. During fiscal 2010, the strengthening of the US dollar against the euro created taxable gains from US denominated currencies held by our German operations which increased our taxable income in Germany.

Due to "change in ownership" provisions of the Internal Revenue Code of 1986, the availability of net operating loss and tax carry forwards to offset federal taxable income in future periods is subject to an annual limitation. Future shifts in our stock ownership could subject our net operating loss and tax carry forwards to additional limitations restricting their use in sheltering future taxable income.

We incurred foreign withholding taxes and state income and franchise taxes of approximately $72,000 and $77,000 in fiscal 2010 and fiscal 2009, respectively, which we have included in our income tax provision.

A portion of deferred tax assets relating to net operating losses pertains to net operating loss carry forwards resulting from tax deductions upon the exercise of employee stock options of approximately $1.6 million. When recognized, the tax benefit of these loss carry forwards will be accounted for as a credit to additional paid-in capital rather than a reduction of income tax expense.

Fiscal 2009 Compared to Fiscal 2008

As of October 31, 2008, a full valuation allowance was recorded against our net deferred tax assets. Based on all the available evidence, we determined that it had become more likely than not that we would realize a portion of our net deferred tax assets in Germany. As a result, we released approximately $939,000 of our valuation allowance in fiscal year 2009 which was recorded as an income tax benefit.

The provision for income taxes in Germany included approximately $285,000 and $1.2 million for fiscal 2009 and fiscal 2008, respectively, attributable to taxable income related to our German operations that were in excess of the allowable utilization of the tax loss carry forwards, and therefore, subject to corporate taxes.

We incurred foreign withholding taxes and state income and franchise taxes of approximately $77,000 and $257,000 in fiscal 2009 and fiscal 2008, respectively, which we have included in our income tax provision.

Income from Discontinued Operations, Net of Income Taxes

In February 2006, we sold our WebSphere consulting business to Sima Solutions, a privately held company, in exchange for a one-time cash payment plus certain contingent payments during a 24-month period following the close of the transaction. As a result, we have reflected the results of operations of the WebSphere consulting practice for fiscal 2008 as income from discontinued operations, net of income taxes. (Our results for fiscal 2009 and 2010 do not include any amounts from discontinued operations since our rights to receive revenues from our Websphere business terminated in January, 2008.) Therefore, reported revenues for these periods no longer include any revenues from the WebSphere consulting practice.

The following table summarizes our income from discontinued operations, net of income taxes (in thousands, except percentages) in fiscal 2010, 2009 and 2008:

	Fiscal Year Ended October 31,			Fiscal 2010 vs 2009 Increase (Decrease)		Fiscal 2009 vs 2008 Increase (Decrease)	
	2010	**2009**	**2008**	**In Dollars**	**Percentage**	**In Dollars**	**Percentage**
Income from discontinued operations, net of income taxes	$—	$—	$98	$—	—%	$(98)	(100)%

Liquidity and Capital Resources

The following table sets forth certain consolidated balance sheets and consolidated statements of cash flows data for the fiscal years 2010 and 2009 (in thousands, except percentages):

	October 31, 2010	October 31, 2009	Percentage Change
	(unaudited)		
Working Capital	$24,889	$26,791	(7)%
Cash and cash equivalents	$24,911	$27,812	(10)%

	Fiscal Year Ended		
	October 31, 2010	October 31, 2009	Percentage Change
	(unaudited)		
Net cash provided by operating activities	$ 2,285	$ 5,771	(60)%
Net cash used in investing activities	(645)	(2,547)	75
Net cash used in financing activities	$(4,143)	$(2,961)	(40)%

Cash and Cash Equivalents

In fiscal 2010, we financed our operations and met our capital expenditure requirements primarily through cash flows from operations and cash reserves. As of October 31, 2010, we had cash and cash equivalents of approximately $24.9 million, a decrease of $2.9 million over the $27.8 million of cash and cash equivalents we held at October 31, 2009. The decrease in cash and cash equivalents was primarily attributable to our repurchase of 356,104 share of our common stock for approximately $4.3 million during fiscal 2010.

As of October 31, 2010, $6.6 million of our $24.9 million in cash and cash equivalents were held in foreign financial institutions, of which $2.3 million was held in foreign currencies.

The following table summarizes our cash balances held in foreign currencies and their equivalent U.S. dollar amounts (in thousands):

	As of October 31, 2010	
	Local Currency	U.S. Dollar
Cash in foreign currency:		
Euros	€1,375	$1,917
British Pound	£32	52
Indian Rupee	*Rs* 13,692	302
Total		$2,271

We transact business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. The effect of changes in foreign currency exchange rates on our net operating results in fiscal 2010 were comprised of $42,000 of unfavorable foreign currency fluctuations on our revenues, $7,000 of favorable foreign currency fluctuations on our cost of revenues, and $47,000 of favorable foreign currency fluctuations on our operating expenses, resulting in a net favorable effect of approximately $12,000 on our operating income for fiscal 2010. Operating expenses incurred by our foreign subsidiaries are denominated primarily in local currencies. We currently do not use financial instruments to hedge these operating expenses. We intend to continue to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis during fiscal 2011.

Our exposure to foreign exchange risk is primarily related to the magnitude of foreign net profits and losses denominated in euros, as well as our net position of monetary assets and monetary liabilities in the euro (though in the future the same could be true of other foreign currencies depending on the source of our revenues). This exposure has the potential to produce fluctuations within our consolidated results. However, in some instances our European operations act as a natural hedge, since both operating expenses as well as revenues are denominated in local currencies. In these instances, although an unfavorable change in the exchange rate of the euro against the U.S. dollar will result in lower revenues when translated into U.S. dollars, our European operating expenditures will be lower as well. Additionally, we held approximately 91% of our total cash balances at October 31, 2010 in the form of U.S. dollars to assist in neutralizing the impact of foreign currency fluctuations.

In relation to our cash balances held overseas, there were no European Union foreign exchange restrictions on repatriating our overseas-held cash to the United States. However, we may be subject to income tax withholding in the source countries and to U.S. federal and state income taxes in the future if the payment or transfer of cash from our subsidiaries to the U.S. parent were to be classified as a dividend. Other payments made by our European overseas subsidiaries in the ordinary course of business (e.g. payment of royalties or interest from the subsidiaries to the U.S. parent) were generally not subject to income tax withholding due to tax treaties.

Our cash equivalents primarily consist of money market accounts and short-term time deposits; accordingly, our interest rate risk is not considered significant.

In December 2008, we committed $2.6 million in cash (including $280,000 of contingent payments subsequently made in fiscal 2009 and 2010) to acquire the assets of the database software business of privately-held Servo Software, Inc. (formerly db4objects, Inc.).

On December 1, 2008, Versant's Board of Directors approved a stock repurchase program authorizing Versant to repurchase up to $5.0 million worth of its outstanding common shares from time to time on the open market, in block trades or otherwise. This stock repurchase program expired by its terms on October 31, 2009. Versant acquired 222,688 common shares on the open market for approximately $3.2 million at an average purchase price of $14.52 per share under this stock repurchase program.

On November 30, 2009, Versant's Board of Directors approved a stock repurchase program pursuant to which the Company was authorized to repurchase up to $5.0 million of its common stock in fiscal year 2010. The stock repurchase program expired by its terms on October 31, 2010. Versant acquired 356,104 common shares on the open market for approximately $4.3 million at an average purchase price of $12.06 per share under the stock repurchase program.

On November 29, 2010 Versant's Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2011. The stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2011, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however this program may be suspended, discontinued, terminated or extended at any time by the Company.

Taking into consideration the cash outflows related to potential common stock repurchases and with our current and estimated revenues, collections and cost structure, we expect to operate with a moderate negative cash flow in fiscal 2011.

Cash Flows from Operating Activities

The main source of our operating cash flows is cash collections from customers who have purchased our products and services. Our primary uses of cash in operating activities are payments for personnel related expenditures and facilities costs.

Fiscal 2010

We generated $2.3 million of cash flows from operations in fiscal 2010. This amount resulted from $1.7 million in net income, adjusted for non-cash charges of $1.6 million and partially offset by a $1.0 million increase in operating assets net of liabilities since the beginning of fiscal 2010. The increase in operating assets net of liabilities was primarily attributable to an increase of $979,000 in trade accounts receivable.

Non-cash adjustments were approximately $1.6 million, as reflected in our cash flow statement in fiscal 2010, which were primarily share based compensation expense of $1.1 million and depreciation and amortization expense of $612,000. Non-cash adjustments may increase or decrease in the future and, as a result, this might positively or negatively impact our future operating results, but they will not have a direct impact on our cash flows.

The timing of payments to our vendors for accounts payable and collections from our customers for accounts receivable will impact our cash flows from operating activities. We typically pay our vendors and service providers in accordance with their invoice terms and conditions. Our standard payment terms for our invoices are usually between 30 and 90 days net.

We measure the effectiveness of our collection efforts by an analysis of our accounts receivable and our days sales outstanding (DSO). We calculate DSO by taking the ending accounts receivable balances (net of bad debt allowance) divided by the average daily sales amount. Average daily sales amount is calculated by dividing the total quarterly revenue recognized net of changes in deferred revenues by 91.25 days. Collection of accounts receivable and related DSO could fluctuate in future periods, due to the timing and amount of our revenues and the effectiveness of our collection efforts. Our DSOs were 69 days, 55 days and 51 days for the three months ended October 31, 2010, October 31, 2009 and October 31, 2008, respectively.

Fiscal 2009

We generated $5.8 million of cash flows from operations in fiscal 2009. This was primarily derived from $4.8 million in net income, adjusted for non-cash charges of $895,000.

Non-cash adjustments were approximately $895,000, as reflected in our cash flow statement in fiscal 2009, which were primarily share based compensation expense of $970,000, depreciation and amortization expense of $710,000 and restructuring charges of $135,000, partially offset by the deferred income tax benefit of $939,000.

Our working capital was $26.8 million as of October 31, 2009 compared to $25.4 million as of October 31, 2008.

Fiscal 2008

We generated $8.7 million of cash flows from operations in fiscal 2008. This was primarily derived from $9.5 million in net income offset by a $936,000 reduction in accounts payables and other liabilities.

Non-cash adjustments were $1.5 million, as reflected in our cash flow statement in fiscal 2008, which were primarily share based compensation expense of $921,000 and depreciation and amortization expense of $638,000.

Our working capital was $25.4 million as of October 31, 2008 compared to $15.3 million as of October 31, 2007.

Cash Flows from Investing Activities

Our primary uses of cash in investing activities have typically been for the purchases of property and equipment (mostly information technology related equipment). Purchases of property and equipment were $480,000, $164,000 and $240,000 in fiscal years 2010, 2009 and 2008, respectively. Our cash used in investing activities also reflects our acquisition of db4o for $180,000 and $2.4 million in fiscal years 2010 and 2009, respectively.

We anticipate a moderate decrease in our overall spending related to property and equipment in fiscal 2011 compared to fiscal 2010.

Cash Flows from Financing Activities

Our primary use of cash in financing activities has been the repurchase of common stock under our stock repurchase programs, partially offset by cash proceeds from sales of common stock under our employee stock option and stock purchase plans. Purchases of our common stock were approximately $4.3 million and $3.2 million in fiscal years 2010 and 2009, respectively. No stock repurchases were made in fiscal 2008. Proceeds from issuance of our common stock were approximately $167,000, $285,000 and $792,000 in fiscal years 2010, 2009 and 2008, respectively.

Our future liquidity and capital resources could be impacted by the exercise of outstanding common stock options and the cash proceeds we receive upon exercise of these securities. As of October 31, 2010 we had approximately 220,000 shares available to issue under our current equity incentive and director plans. The timing of the issuance of options under these plans, the duration and timing of their vesting schedules and their grant price will all impact the timing of any exercises and proceeds. Accordingly, we cannot estimate the amount of such proceeds at this time.

On November 29, 2010 Versant's Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2011. The stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2011, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however the program may be suspended, discontinued, terminated or extended at any time by the Company.

We currently do not anticipate establishing a credit or loan facility in fiscal 2011.

Commitments and Contingencies

Our principal commitments as of October 31, 2010 consist of obligations under operating leases for facilities and equipment. In September 2009, the Company entered into an amended lease agreement to extend the office facilities lease for its U.S. headquarters and in July 2009, the Company entered into a new lease agreement for its European headquarters.

On November 29, 2010 Versant's Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2011. The stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2011, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however the program may be suspended, discontinued, terminated or extended at any time by the Company. Any repurchases made under the stock repurchase program are expected to be funded from the Company's working capital.

After taking into account potential common stock repurchases under our current stock repurchase program, we believe that our existing cash and cash equivalents and cash forecast from operations will be sufficient to finance our operations during the next twelve months.

Recent Accounting Pronouncements

For information with respect to new accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, see Note 2 of Notes to Consolidated Financial Statements under item 8 of this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Foreign currency exchange risk.

We transact business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. The effect of changes in foreign currency exchange rates on our net operating results in fiscal 2010 were comprised of $42,000 of unfavorable foreign currency fluctuations on our revenues, $7,000 of favorable foreign currency fluctuations on our cost of revenues, and $47,000 of favorable foreign currency fluctuations on our operating expenses, resulting in a net favorable effect of approximately $12,000 on our operating income for fiscal 2010. Operating expenses incurred by our foreign subsidiaries are denominated primarily in local currencies. We currently do not use financial instruments to hedge these operating expenses. We intend to continue to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis during fiscal 2011.

Our exposure to foreign exchange risk is primarily related to the magnitude of foreign net profits and losses denominated in euros, as well as our net position of monetary assets and monetary liabilities in the euro (though in the future the same could be true of other foreign currencies depending on the source of our revenues). This exposure has the potential to produce fluctuations within our consolidated results. However, in some instances our European operations act as a natural hedge, since both operating expenses as well as revenues are denominated in local currencies. In these instances, although an unfavorable change in the exchange rate of the euro against the U.S. dollar will result in lower revenues when translated into U.S. dollars, our European operating expenditures will be lower as well. Additionally, we held approximately 91% of our total cash balances at October 31, 2010 in the form of U.S. dollars to assist in neutralizing the impact of foreign currency fluctuations.

We do not own any derivative financial instruments as of October 31, 2010.

Interest rate risk. Our cash equivalents primarily consist of money market accounts and short-term time deposits; therefore, we do not believe that our interest rate risk is significant at this time.

Item 8. Financial Statements and Supplementary Data.

VERSANT CORPORATION AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND OTHER INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Versant Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Versant Corporation and Subsidiaries as of October 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended October 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Versant Corporation and Subsidiaries at October 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
San Francisco, California
January 31, 2011

VERSANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share amounts)

	October 31, 2010	October 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 24,911	$ 27,812
Trade accounts receivable, net of allowance for doubtful accounts of $8 and $36 at October 31, 2010 and 2009, respectively	3,186	2,251
Deferred income taxes	884	939
Other current assets	388	633
Total current assets	29,369	31,635
Property and equipment, net	634	488
Goodwill	8,589	8,410
Intangible assets, net	499	802
Other assets	38	38
Total assets	$ 39,129	$ 41,373
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 164	$ 154
Accrued liabilities	1,294	1,215
Deferred revenues	3,022	3,475
Total current liabilities	4,480	4,844
Deferred revenues	66	177
Deferred rent	49	—
Other long-term liabilities	90	95
Total liabilities	4,685	5,116
Commitments and contingencies (Notes 6 & 7)		
Stockholders' equity:		
Common stock, no par value, 7,500,000 shares authorized, 3,213,122 shares issued and outstanding at October 31, 2010, and 3,552,946 shares issued and outstanding at October 31, 2009	92,654	95,730
Accumulated other comprehensive income, net	43	434
Accumulated deficit	(58,253)	(59,907)
Total stockholders' equity	34,444	36,257
Total liabilities and stockholders' equity	$ 39,129	$ 41,373

See accompanying notes to consolidated financial statements.

VERSANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except for per share amounts)

	Fiscal Year Ended		
	October 31, 2010	October 31, 2009	October 31, 2008
Revenues:			
License	$ 8,342	$ 9,045	$15,922
Maintenance	7,331	8,833	9,041
Professional services	93	272	335
Total revenues	15,766	18,150	25,298
Cost of revenues:			
License	279	273	309
Amortization of intangible assets	303	373	315
Maintenance	1,470	1,452	1,446
Professional services	61	133	112
Total cost of revenues	2,113	2,231	2,182
Gross profit	13,653	15,919	23,116
Operating expenses:			
Sales and marketing	4,722	4,101	3,620
Research and development	3,778	3,969	4,066
General and administrative	3,143	3,665	5,479
Restructuring	39	139	—
Total operating expenses	11,682	11,874	13,165
Income from operations	1,971	4,045	9,951
Interest and other income, net	150	232	871
Income from continuing operations before income taxes	2,121	4,277	10,822
Income tax benefit (expense)	(467)	562	(1,431)
Net income from continuing operations	1,654	4,839	9,391
Net income from discontinued operations, net of income taxes	—	—	98
Net income	$ 1,654	$ 4,839	$ 9,489
Basic income per share:			
Net income from continuing operations	$ 0.48	$ 1.33	$ 2.52
Net income from discontinued operations, net of income taxes	$ —	$ —	$ 0.02
Net income per share, basic	$ 0.48	$ 1.33	$ 2.54
Diluted income per share:			
Net income from continuing operations	$ 0.48	$ 1.32	$ 2.48
Net income from discontinued operations, net of income taxes	$ —	$ —	$ 0.03
Net income per share, diluted	$ 0.48	$ 1.32	$ 2.51
Shares used in per share calculation:			
Basic	3,411	3,626	3,729
Diluted	3,444	3,663	3,783

See accompanying notes to consolidated financial statements.

VERSANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands, except for share amounts)

	Common		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Total Comprehensive Income
	Shares	Amount				
Balance at October 31, 2007	**3,671,924**	**$96,004**	**$(74,185)**	**$ 1,346**	**$23,165**	
Adjustment to retained earnings related to ASC §740			(50)		(50)	
ESPP	18,984	290			290	
Exercise of stock options	55,673	502			502	
Non-cash share based compensation expense		921			921	
Net income			9,489		9,489	9,489
Foreign currency translation adjustments				(1,163)	(1,163)	(1,163)
Total comprehensive income						**$8,326**
Balance at October 31, 2008	**3,746,581**	**$97,717**	**$(64,746)**	**$ 183**	**$33,154**	
Repurchases of common stock	(222,688)	(3,242)			(3,242)	
ESPP	15,691	164			164	
Exercise of stock options	13,362	121			121	
Non-cash share based compensation expense		970			970	
Net income			4,839		4,839	4,839
Foreign currency translation adjustments				251	251	251
Total comprehensive income						**$5,090**
Balance at October 31, 2009	**3,552,946**	**$95,730**	**$(59,907)**	**$ 434**	**$36,257**	
Repurchases of common stock	(356,104)	(4,310)			(4,310)	
ESPP	13,093	132			132	
Exercise of stock options	3,187	35			35	
Non-cash share based compensation expense		1,067			1,067	
Net income			1,654		1,654	1,654
Foreign currency translation adjustments				(391)	(391)	(391)
Total comprehensive income						**$1,263**
Balance at October 31, 2010	**3,213,122**	**$92,654**	**$(58,253)**	**$ 43**	**$34,444**	

VERSANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended October 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 1,654	$ 4,839	$ 9,489
Adjustments to reconcile net income to net cash provided by operating activities:			
Net income from discontinued operations, net of income taxes	—	—	(98)
Deferred income tax benefit	—	(939)	—
Depreciation and amortization	309	337	323
Amortization of intangible assets	303	373	315
Share based compensation	1,067	970	921
Charges to (reduction of) restructuring costs	(19)	135	—
Provision for (recovery of) allowance for doubtful accounts receivable	(26)	19	(54)
Changes in assets and liabilities:			
Trade accounts receivable	(979)	778	(536)
Other assets	235	(75)	(18)
Accounts payable	(40)	(233)	224
Accrued liabilities and other long-term liabilities	222	(418)	(1,160)
Deferred revenues	(441)	(15)	(748)
Net cash provided by operating activities	2,285	5,771	8,658
Cash flows from investing activities:			
Acquisition of business	(180)	(2,383)	—
Proceeds from sale of property and equipment	15	—	—
Purchases of property and equipment	(480)	(164)	(240)
Net cash used in investing activities	(645)	(2,547)	(240)
Cash flows from financing activities:			
Proceeds from issuance of common stock	167	285	792
Repurchases of common stock	(4,310)	(3,242)	—
Principal payments under capital lease obligations	—	(4)	(10)
Net cash (used in) provided by financing activities	(4,143)	(2,961)	782
Effect of foreign exchange rate changes on cash and cash equivalents	(398)	315	(1,150)
Net increase (decrease) in cash and cash equivalents from operating, investing and financing activities	(2,901)	578	8,050
Net increase in cash and cash equivalents from discontinued operations—operating activities	—	—	98
Cash and cash equivalents at beginning of period	27,812	27,234	19,086
Cash and cash equivalents at end of period	$24,911	$27,812	$27,234
Supplemental disclosures of cash flows information:			
Cash paid for:			
Interest	$ 1	$ —	$ 1
Income taxes	$ 385	$ 713	$ 1,806

See accompanying notes to consolidated financial statements.

NOTE 1. THE COMPANY AND BASIS OF PRESENTATION

Versant Corporation (with its subsidiaries, collectively referred to in this report as "Versant" or "the Company") was incorporated in California in August 1988. Versant is a leading provider of object-oriented data management software that forms a critical component of the infrastructure of enterprise computing. The Company designs, develops, markets and supports object-oriented database management system products to solve complex data management and data integration problems of enterprises. Versant also provides related product support, training and consulting services to assist users in the use of its products and in development and deployment of software applications based on its products. The Company operates its business within a single operating segment referred to as Data Management. Versant's principal executive offices are located in Redwood City, California. Versant has international operations in Germany and India and markets its software products and related maintenance services directly through telesales and field sales organizations in North America and Germany and indirectly through distributors and resellers worldwide.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include 100% of the assets, liabilities, revenues, expenses and cash flows of Versant and all entities in which Versant has a controlling voting interest (subsidiaries) required to be consolidated in accordance with Financial Accounting Standards Board (FASB) guidance pursuant to Accounting Standards Codification (ASC) 810, *Consolidation*. All significant intercompany accounts and transactions among consolidated companies have been eliminated in consolidation.

The financial position and operating results of foreign operations are consolidated using the local currency as their functional currency. Local currency assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated using rates that approximate the average rates of exchange during the period. Resulting translation gains or losses are included in the accompanying consolidated statement of stockholders' equity as a component of accumulated other comprehensive income.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less at the time of purchase. The Company's cash and cash equivalents at October 31, 2010 and October 31, 2009 consisted of deposits in banks, short-term time deposits and money market funds. As of October 31, 2010 and 2009 cash balances held in foreign financial institutions were $6.6 million and $14.7 million, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company's financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents, with balances which may exceed insured limits, with financial institutions and invests in highly rated short-term securities. The Company maintains an allowance for doubtful accounts as an estimate of the inability of its customers to make required payments. The allowance was $8,000 and $36,000 at October 31, 2010 and October 31, 2009, respectively. The amount of the Company's allowance is based on historical experience and an analysis of its accounts receivable balances. Credit losses to date have been within management's expectations. However, actual results could differ from such estimates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, computed using the straight-line method based on the estimated useful lives of the assets, generally ranging from three to five years. Depreciation commences upon placing the asset in service. Each capital lease is recorded at the lesser of the fair value of the leased asset at the inception of the lease or the present value of the minimum lease payments as of the beginning of the lease term. Leased assets are amortized on a straight-line basis over the estimated useful life of the asset or the lease term. Leasehold improvements are amortized over the shorter of the useful life or the remaining lease term. The Company reviews its property and equipment for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The following table summarizes the breakdown of the Company's property and equipment as of October 31, 2010 and October 31, 2009 (in thousands):

	As of October 31,	
	2010	2009
Property and equipment:		
Computer equipment	$ 1,395	$ 1,508
Furniture and fixtures	222	360
Software	694	749
Leasehold improvements	393	255
Capital lease and other assets	35	35
	2,739	2,907
Less: accumulated depreciation and amortization	(2,105)	(2,419)
Total	$ 634	$ 488

Total depreciation expense for fiscal 2010, fiscal 2009 and fiscal 2008 was $309,000, $337,000, and $323,000, respectively.

Impairment of Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed in business combinations. As required by

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 350, *Intangibles—Goodwill and Other*, the Company evaluates its goodwill for impairment on an annual basis.

In accordance with ASC 350, *Goodwill*, we test for any goodwill impairment within our single Data Management operating segment and reporting unit. FASB guidance requires that goodwill be tested for impairment at the reporting unit level, at least annually and more frequently upon the occurrence of certain events. The Company uses the market approach to assess the fair value of its assets and this value is compared with the carrying value of those assets to test for impairment. The total fair value of the Company's assets is estimated by summing the fair value of the Company's equity (as indicated by the publicly traded share price for Versant's shares and the number of shares outstanding plus an estimated control premium) and its liabilities. Under this approach, if the estimated fair value of the Company's assets is greater than their carrying value, then there is no goodwill impairment. If the estimated fair value of the Company's assets is less than their carrying value, an allocation would be made of the reporting unit's estimated fair value to its assets and liabilities as though the reporting unit had just been acquired in a business combination. The impairment loss is the amount, if any, by which the implied fair value of goodwill allocable to the reporting unit is less than that reporting unit's goodwill carrying amount and would be recorded in operating results during the period of such impairment.

Versant performed its annual evaluations of the Company's goodwill based on the requirements of ASC 350 in October 2010, October 2009 and October 2008. As a result of these impairment tests and valuation analyses, Versant determined that no impairment charges against the Company's goodwill were required in fiscal 2010, fiscal 2009 or fiscal 2008.

Purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets with definite lives are carried at cost less accumulated amortization. Identifiable intangibles are currently amortized using the straight-line method over useful lives ranging from 5-9 years. Intangible assets consist of acquired technology, customer relationships and trade names. Versant tests and evaluates its intangible assets for impairment whenever indicators of potential impairment are identified.

In fiscal 2010, fiscal 2009 and fiscal 2008, there were no triggering events to indicate impairment of Versant's intangible assets, and the Company did not perform impairment tests and valuation analyses of its intangible assets. Versant determined that the value of the Company's intangible assets had been fairly recorded in its financial statements, and therefore, no impairment charges against the Company's intangible assets related to the Company's Poet, FastObjects, JDO Genie and db4o acquisitions were recorded in fiscal 2010, fiscal 2009 or fiscal 2008.

Revenue Recognition

We recognize revenues in accordance with GAAP, as set forth in:

- ASC 985-605, *Software, Revenue Recognition* (formerly known as and comprised of Statement of Position ("SOP") 97-2, *Software Revenue Recognition and* SOP 98-9, Modification of SOP 97-2, *Software Revenue Recognition with Respect to Certain Transactions*),

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- ASC 605-35, *Revenue Recognition, Construction-Type and Production-Type Contracts* (formerly known as SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*).

The Company's revenues consist mainly of revenues earned under software license agreements, maintenance support agreements (otherwise known as post-contract customer support or "PCS") and, to a lesser degree, agreements for consulting and training activities.

Versant uses the residual method to recognize revenues when a license agreement includes one or more elements to be delivered by the Company at a future date. If there is an undelivered element under the license arrangement, the Company defers revenues based on vendor-specific objective evidence ("VSOE") of the fair value of the undelivered element, as determined by the price charged when the element is sold separately. If VSOE of fair value does not exist for all undelivered elements of a transaction, the Company defers all revenues from that transaction until sufficient evidence of the fair value exists or until all elements have been delivered. Under the residual method, discounts are allocated only to the delivered elements in a multiple element arrangement, with any undelivered elements being deferred based on the vendor-specific objective evidence of the fair value of such undelivered elements. Versant typically does not offer discounts on future undeveloped products.

The Company has established VSOE of fair value of PCS as evidenced by stand alone renewal transactions using the "bell shaped curve approach." PCS of the Versant Object Database is priced as a percentage of the original software license fees. The Company performs quarterly analysis on a transaction by transaction basis to document the range of pricing in PCS renewals. The Company has established VSOE of fair value for PCS, if substantial majorities (greater than 80%) of stand-alone renewal transactions are priced within a reasonably narrow range (plus or minus 15% from the midpoint of the range). For the year ended October 31, 2010, the pricing of over 95% of stand alone PCS renewal transactions fell within the predefined pricing range.

Revenues from software license arrangements, including prepaid license fees, are recognized when all of the following criteria are met:

- Persuasive evidence of an arrangement exists.
- Delivery has occurred and there are no future deliverables except PCS.
- The fee is fixed and determinable. If we cannot conclude that a fee is fixed and determinable, then assuming all other criteria have been met, we recognize the revenues as payments become due in accordance with ASC 985-605.
- Collection is reasonably assured.

If an acceptance period or other contingency exists, revenues are not recognized until customer acceptance or expiration of the acceptance period, or until satisfaction of the contingency, as applicable. The Company's license fees are generally non-cancelable and non-refundable. Also, the Company's customer agreements for prepaid deployment licenses generally do not make payment of our license fees contingent upon the actual deployment of the software. Therefore, a customer's delay or acceleration in its deployment schedule typically does not impact our revenue recognition in the case of a prepaid deployment license.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenues from related PCS for all product lines are usually billed in advance of the service being provided and are deferred and recognized on a straight-line basis over the term in which the PCS is to be performed, which is generally twelve months. In some cases PCS revenues are paid in arrears of the service being provided and are recognized as revenues at the time the customer provides the Company a report for deployments made during a given time period. Training and consulting revenues are recognized when a purchase order is received, the services have been performed and collection is deemed probable. Consulting services are billed on an hourly, daily or monthly rate. Training classes are billed based on group or individual attendance.

Versant categorizes its customers into two broad groups, End-Users and Value Added Resellers (VARs). End-User customers are companies who use Versant's products internally and do not redistribute the Company's product outside of their corporate organizations. VAR customers include traditional Value Added Resellers, Systems Integrators, Original Equipment Manufacturers ("OEMs") and other vendors who redistribute Versant's products to their external third party customers, either separately or as part of an integrated product.

Versant licenses its data management products through two types of perpetual licenses—development licenses and deployment licenses. Development licenses are typically sold on a per seat basis and authorize a customer to develop and test an application program that uses Versant's software product. Before an End-User customer may deploy an application that it has developed under the Company's development license, it must purchase deployment licenses based on the number of computers connected to the server that will run the application using Versant's product or, for certain applications, the number of users. Pricing of Versant Object Database and FastObjects licenses varies according to several factors, including the number of computer servers on which the application runs and the number of users that are able to access the server at any one time. Customers may elect to simultaneously purchase development and deployment licenses for an entire project. These development and deployment licenses may also provide for prepayment to Versant of a nonrefundable amount for future deployment.

VARs and distributors purchase development licenses from Versant on a per seat basis on terms similar to those of development licenses that the Company sells directly to End-Users. VARs are authorized to sublicense deployment copies of Versant's data management products that are either bundled or embedded in the VAR's applications and sold directly to End-Users. VARs are required to report their distribution of Versant's software and are charged a royalty that is either based on the number of copies of the application software that are distributed or computed as a percentage of the selling price charged by the VARs to their end-user customers. These royalties from VARs may be prepaid in full or paid upon deployment. VAR agreements for prepaid royalty arrangements are non-cancelable, non-refundable and do not make payment of the license fees contingent upon the actual deployment of the software, and therefore, the future deployments of the VARs have no impact on revenue recognition. Provided that all other conditions for revenue recognition have been met, revenues from arrangements with VARs are recognized, (i) as to prepaid license arrangements, when the prepaid licenses are sold to the VAR, and (ii) as to other license arrangements, at the time the VAR provides a royalty report to Versant for sales made by the VAR during a given period.

Revenues from the Company's resale of third-party products or services are recorded at total contract value with the corresponding cost included in the cost of sales when Versant acts as a principal

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

in these transactions by assuming the risks and rewards of ownership (including the risk of loss for collection, delivery or returns). When the Company does not assume the risks and rewards of ownership, revenues from the resale of third-party products or services are recorded at contract value net of the cost of sales.

On occasion, at a customer's request, Versant performs engineering work to port the Company's products to an unsupported platform, to customize its software for specific functionality, or other non-routine technical assignment. In these instances, Versant recognizes revenues in accordance with ASC 605-35, *Construction-Type and Production-Type Contracts*, and uses either the time and material percentage of completion method or the completed contract method for recognizing revenues. The Company uses the percentage of completion method if it can make reasonable and dependable estimates of labor costs and hours required to complete the work in question. The Company periodically reviews these estimates in connection with the work performed and rates actually charged and recognizes any losses when identified. Progress to completion is determined using the cost-to-cost method, whereby cost incurred to date as a percentage of total estimated cost determines the percentage completed and revenue recognized. When using the percentage of completion method, the following conditions must exist:

- An agreement must include provisions that clearly specify the rights regarding goods or services to be provided and received by both parties, the consideration to be exchanged and the manner and terms of settlement.
- The customer is able to satisfy its obligations under the contract.
- Versant is able to satisfy its obligations under the contract.

The completed contract method is used when reasonable or dependable estimates of labor costs and time to complete the work cannot be made. As a result, in such situations, Versant defers all revenues until such time as the work is fully completed.

Management of the Company makes significant judgments and estimates in connection with the determination of the revenue Versant recognizes in each accounting period. If Versant had made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized would have resulted.

Foreign Currency Translation

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. The Company translates the assets and liabilities of international subsidiaries into the U.S. dollar at the current exchange rates in effect on the balance sheet date and revenues and expenses are translated using rates that approximate the average rates of exchange during the period. Gains and losses from translation adjustments are included in stockholders' equity on the consolidated balance sheets captioned as accumulated other comprehensive income, net.

The Company records net gains and losses resulting from settling transactions denominated in currencies other than our functional currency as a component of interest and other income, net. Foreign exchange gain (loss) was approximately $91,000, $(35,000) and $(13,000), respectively, for the fiscal years ended October 31, 2010, October 31, 2009 and October 31, 2008, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Comprehensive Income

Accumulated other comprehensive income, net presented in the accompanying consolidated balance sheets consist of cumulative foreign currency translation adjustments.

The following table summarizes the breakdown of comprehensive income for the years ended October 31, 2010, October 31, 2009 and October 31, 2008 (in thousands):

	Fiscal Year Ended October 31,		
	2010	2009	2008
Net income, as reported	$1,654	$4,839	$ 9,489
Foreign currency translation adjustment	(391)	251	(1,163)
Other comprehensive income	$1,263	$5,090	$ 8,326

Warranties and Indemnification Obligations

The Company recognizes warranty and indemnification obligations under ASC 460, *Guarantees*. This FASB guidance requires a guarantor to recognize and disclose a liability for obligations it has undertaken in relation to the issuance of the guarantee.

The Company's software license agreements generally include certain provisions for indemnifying customers against liabilities if the Company's software products infringe upon a third party's intellectual property rights. The Company has not provided for any reserves for such warranty liabilities.

The Company's software license agreements also generally include a warranty that the Company's software products will substantially operate as described in the applicable program documentation. The Company also warrants that services the Company performs will be provided in a manner consistent with industry standards. In Europe, there is typically a one-year warranty period for all of the Company's products and services. To date, Versant has not incurred any material costs associated with these product and service performance warranties, and as such the Company has provided no warranty reserve balance in its consolidated financial statements.

Deferred Revenue

Deferred revenue represents amounts billed to customers under certain maintenance, software and service contracts for which the revenue earning process has not been completed and revenue has not been recognized. Deferred revenues are recognized as revenue ratably over the life of the contract or when the service is rendered and the Company has satisfied all other revenue recognition criteria.

	As of October 31,	
	2010	2009
	(in thousands)	
Deferred revenue:		
Short-term deferred maintenance	$3,022	$3,475
Long-term deferred maintenance	66	177
	$3,088	$3,652

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accrued Liabilities

The breakdown of short-term accrued liabilities as of October 31, 2010 and October 31, 2009 was as follows (in thousands):

	As of October 31,	
	2010	2009
Accrued liabilities:		
Payroll and related	$ 804	$ 737
Taxes payable	105	1
Deferred rent	14	10
Other	371	467
	$1,294	$1,215

Software Development Costs

Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized in accordance with ASC 985-20, *Software, Costs of Software to Be Sold, Leased or Marketed.* The time period between achieving technological feasibility, which Versant has defined as the establishment of a working model, which typically occurs when the beta testing commences, and the general availability of such software has generally been short, and therefore to date, software development costs qualifying for capitalization have been insignificant. No software development costs have been capitalized for the periods ended October 31, 2010, October 31, 2009 and October 31, 2008.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC 740, *Income Taxes*, which requires an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted statutory tax rates in effect at the balance sheet date. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding realizability exists.

The Company is subject to U.S. federal income taxes and to income taxes in various states in the U.S. as well as in foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or foreign tax examinations by tax authorities for tax years before 2005. However, with respect to prior tax years no longer subject to examination due to expiration of the statute of limitations, income may nevertheless be recomputed for the purpose of determining the amount of NOL that may be carried over to "open" years.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes for all periods presented, which were not significant.

The Company applies the net basis of income statement presentation for taxes collected from customers and remitted to government authorities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share Based Compensation

Beginning in fiscal 2006, Versant has accounted for share-based compensation costs in accordance with ASC 718, *Compensation, Stock Compensation*. Under the fair value recognition guidance of ASC 718, share based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award.

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of employee share based compensation awards at the date of grant. This model requires the use of assumptions, including expected volatility, expected term, risk-free interest rate and dividend yield, some of which require significant management judgment. Further, the Company estimates forfeiture rates for those options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our share-based compensation. The estimated fair value is charged to earnings on a straight-line basis over the vesting period of the underlying awards, which are generally three years under the Company's Equity Incentive Plans and two years under the Directors Stock Option Plans. While the estimate of fair value and the associated charge to earnings materially impacts the Company's results of operations, it has no impact on its cash position.

Versant employs historical volatility over a period equal to the expected term of the options as the basis for estimating expected volatility. The Company, however, takes into account all available current information to determine the expected volatility. Versant bases the expected term of its options on historical exercise data, while considering other factors that could possibly impact the future life of the options. Versant uses the Treasury Constant Maturities rates reported by The Federal Reserve to approximate the risk free interest rate. Versant has not distributed any dividends to its common stockholders and does not expect to do so in the near future.

Versant uses historical forfeiture data, modified by any available relevant information, to arrive at the estimated forfeiture rate. ASC 718 requires that forfeitures be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Versant applies the forfeiture rate to the unvested portion of the option valuation and performs a true up if the actual forfeiture rate is different from the one applied in prior periods.

Versant estimates the fair value of employee rights to purchase shares under its employee stock purchase plan, or "ESPP", using the Black-Scholes Option Pricing Model. The purchase price of shares which employees may acquire under the Company's ESPP, at any purchase period, is 85% of the lesser of either of the following: the fair market value of the shares on the offering date or the fair market value of the shares on the purchase date. Versant records compensation expense based on the estimated fair value of the shares granted under the ESPP.

Employee Benefit Plans

The Company's employee savings and retirement plan is qualified under Section 401(k) of the United States Internal Revenue Code. Employees may make voluntary, tax-deferred contributions to the 401(k) Plan up to the statutorily prescribed annual limit. No matching contributions to employees'

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

voluntary contributions to the 401(k) plan were made by the Company in fiscal years 2010, 2009 and 2008.

Restructuring and Related Charges

Restructuring charges are recognized and measured according to the provisions of ASC 420, *Exit or Disposal Cost Obligations,* which requires a liability for a cost associated with an exit or disposal activity to be recognized at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. Restructuring charges include employee termination and related costs, contract termination costs, and other costs directly associated with exit activities, including impairment of property and other assets. Costs for such activities are estimated by management after evaluating detailed analyses of the cost to be incurred.

Segment and Geographic Information

ASC 280, *Segment Reporting* establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The method for determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance. The Company's chief operating decision-maker is considered to be the Company's chief executive officer (CEO). The CEO reviews financial information presented on an entity level basis accompanied by non-aggregated information about revenues by product type and certain information about geographic regions for purposes of making operating decisions and assessing financial performance. The entity level financial information is identical to the information presented in the accompanying consolidated statements of income. Therefore, the Company has determined that it operates in a single operating segment, Data Management.

In aggregate, the revenues generated by one significant telecommunications customer accounted for approximately 12% of total revenues in the fiscal year ended October 31, 2010.

The Company operates in North America, Europe and Asia. In general, revenues are attributed to the country in which the contract originates.

The following tables summarize revenues and long-lived assets by each geographic region (in thousands):

	Fiscal Year Ended October 31,		
	2010	2009	2008
Total revenues by geographic area:			
North America	$ 6,232	$ 6,964	$ 9,292
Europe	8,764	10,656	13,275
Asia	770	530	2,731
Total	$15,766	$18,150	$25,298

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	As of October 31,	
	2010	2009
Total long-lived assets by geographic area:		
North America	$127	$164
Germany	506	287
Asia	39	75
Total	$672	$526

Recently Adopted Accounting Pronouncements

Subsequent Events

In February 2010, the FASB issued amended guidance on subsequent events. Under this amended guidance, Securities and Exchange Commission (SEC) filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted this new guidance in the quarter ended April 30, 2010. The adoption of this amendment has had no material impact on the Company's financial position, results of operations or cash flows.

Intangibles—Goodwill and Other

In April 2008, the FASB issued authoritative guidance used to determine the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This change is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The guidance is effective for fiscal years beginning after December 15, 2008 (November 1, 2009 for the Company) and interim periods within those years, with earlier adoption prohibited. The adoption of this guidance has had no material impact on the Company's financial position, results of operations, or cash flows.

Business Combinations

In December 2007, new guidance was issued providing greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. The guidance is effective for fiscal years beginning after December 15, 2008 (November 1, 2009 for the Company) and interim periods within those years, with earlier adoption prohibited. The adoption of this new guidance had no material impact on the Company's financial position, results of operations, or cash flows.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In April 2009, additional guidance was issued which requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, if fair value can be determined during the measurement period. This new rule specifies that an asset or liability should be recognized at time of acquisition if the amount of the asset or liability can be reasonably estimated and that it is probable that an asset existed or that a liability had been incurred at the acquisition date. This new rule is effective for all fiscal years beginning after December 15, 2008 (November 1, 2009 for the Company). The adoption of this new guidance had no material impact on the Company's financial position, results of operations, or cash flows.

Fair Value Measurements

In August 2009, the FASB issued additional guidance regarding fair value measurements. This guidance provides clarification for circumstances in which a quoted price in an active market for the identical liability is not available. In these circumstances, a reporting entity is required to measure fair value using one or more of the following methods: (1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or (2) a valuation technique that is consistent with U.S. GAAP (e.g. an income approach or market approach). This guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include inputs relating to the existence of transfer restrictions on that liability. This guidance is effective for fiscal years and fiscal quarters beginning after August 26, 2009 (November 1, 2009 for the Company). The adoption of this standard had no material effect on the Company's consolidated financial statements.

Fair Value Measurement Disclosure

In January 2010, the FASB amended the disclosure requirements for the fair value measurements for recurring and nonrecurring non-financial assets and liabilities. The guidance requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for the Company's second quarter of fiscal year 2010, except for the disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which are effective for the Company's first quarter of fiscal year 2012. The adoption of this guidance had no material impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

Amendments to Variable Interest Entity Guidance

In June 2009, new guidance was issued which requires an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

significant to the variable interest entity. The guidance also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The guidance is effective at the start of a company's first fiscal year beginning after November 15, 2009 (November 1, 2010 for the Company). We do not expect that the adoption of this new guidance will have an impact on our historical consolidated financial position, cash flows and results of operations.

Multiple-Deliverable Revenue Arrangements

In October 2009, new guidance was issued by FASB related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence, or third party evidence, of fair value for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price for separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance is effective for Versant for revenue arrangements entered into or materially modified beginning on November 1, 2010. We are currently evaluating the impact this guidance may have on our results of operations, financial position and cash flows.

Revenue Recognition for Certain Arrangements that Include Software Elements

In October 2009, new guidance was issued by FASB related to certain revenue arrangements that include software elements. Previously, companies that sold tangible products with "more than incidental" software were required to apply software revenue recognition guidance. This guidance often delayed revenue recognition for the delivery of the tangible product. Under the new guidance, tangible products that have software components that are "essential to the functionality" of the tangible product will be excluded from the software revenue recognition guidance. The new guidance will include factors to help companies determine what is "essential to the functionality." Software-enabled products will now be subject to other revenue guidance and will likely follow the guidance for multiple deliverable arrangements issued by the FASB in October 2009. The new guidance is effective for Versant for revenue arrangements entered into or materially modified beginning on November 1, 2010. We are currently evaluating the impact this guidance may have on our results of operations, financial position and cash flows.

Revenue Recognition—Milestone Method

In April 2010, the FASB issued guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate for research and development arrangements. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. The guidance is effective for Versant beginning November 1, 2010. We are currently evaluating the impact this guidance may have on our results of operations, financial position and cash flows.

Receivables Disclosure

In July 2010, the FASB issued guidance which amends ASC 310, *Receivables*. This Accounting Standards Update ("ASU") requires disclosures related to financing receivables and the allowance for

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

credit losses by portfolio segment. The ASU also requires disclosures of information regarding the credit quality, aging, nonaccrual status and impairments by class of receivable. Trade accounts receivable with maturities of one year or less are excluded from the disclosure requirements. The effective date for disclosures as of the end of the reporting period is the first quarter of fiscal year 2011. The effective date for disclosures for activity during the reporting period is the second quarter of fiscal year 2011. The adoption will not have a material effect on the Company's consolidated financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market for the transaction and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Financial Accounting Standards Board (FASB) guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are as follows:

- Level 1: quoted prices in active markets for identical assets or liabilities;
- Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
- Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

Financial Assets Measured at Fair Value on a Recurring Basis

Our significant financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of October 31, 2010 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type		
	Level 1	Level 2	Level 3
	(in thousands)		
Assets:			
Money market funds	$18,017	$—	$—
Time deposits	5,600	—	—
Total	$23,617	$—	$—

The fair value of money market funds and time deposits reflect quoted market prices in an active market.

NOTE 4. VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Versant evaluates and revises its allowance for doubtful accounts receivable as part of its quarter end process at each subsidiary and corporate level. The Company's management assigns a risk factor and percentage of risk to each account receivable, the collection of which is considered non-routine. Accounts are considered past due in accordance with contractual terms which usually provide for payment within 30 to 90 days. The Company also assigns a general reserve to all its overdue accounts, excluding the non-routine items.

The following table summarizes the activities in the Company's allowance for doubtful accounts (in thousands):

	Fiscal Year Ended October 31,		
	2010	2009	2008
Allowance for doubtful accounts:			
Beginning balance	$ 36	$16	$ 68
Adjustments to provision	(28)	20	(52)
Ending balance	$ 8	$36	$ 16

NOTE 5. ACQUISITIONS, GOODWILL AND INTANGIBLE ASSETS

Acquisition

On December 1, 2008, the Company acquired the assets of the database software business of privately-held Servo Software, Inc. or "Servo" (formerly known as db4objects, Inc.) pursuant to an asset purchase agreement between Versant and Servo dated December 1, 2008 (the "db4o Purchase Agreement"). The acquisition of the db4o assets allows Versant to provide an open source object

NOTE 5. ACQUISITIONS, GOODWILL AND INTANGIBLE ASSETS (Continued)

database software solution targeting the embedded device market. Our results of operations include db4o transactions from the acquisition date of December 1, 2008.

The total purchase price of $2.6 million for the db4o assets consisted of the following:

a) Initial cash payment of $2.1 million made in December 2008;

b) Direct transaction costs of $183,000; and

c) Contingent deferred payments of $280,000.

Under the terms of the db4o Purchase Agreement, in consideration of its acquisition of the assets of the db4o business, Versant paid Servo the above-mentioned closing payment of $2.1 million in cash, agreed to pay up to a maximum of an additional $300,000 payable in three contingent deferred payments of up to $100,000 each during the 18-month period immediately following the December 1, 2008 acquisition date and assumed certain liabilities of Servo under certain contracts included among the db4o assets. The three contingent deferred payments of up to $100,000 each were payable six months, twelve months and eighteen months, respectively, following the December 1, 2008 acquisition date. The Company made the first contingent deferred payment of $100,000 to Servo on May 29, 2009, the second payment of $90,000 on November 30, 2009 and the third payment of $90,000 on May 28, 2010.

The total purchase price for the db4o assets was allocated to db4o's net tangible and identifiable intangible assets based on their estimated fair values as of the acquisition date, with the excess of the purchase price over these aggregate fair values recorded as goodwill. The fair value assigned to identifiable intangible assets acquired is determined using the income approach, which values each intangible asset based upon its estimated impact on the Company's expected future after-tax cash flows and discounts the net changes in the Company's expected future after-tax cash flows to present value. The discount was based on an analysis of the weighted-average cost of capital for the industry.

The Company's allocation of the purchase price for the db4o assets and liabilities as of October 31, 2010 is summarized below (in thousands):

Tangible net assets acquired	$ 84
Customer relationships	210
Developed technology	300
Trade name	100
Goodwill	1,869
	$2,563

Purchased identifiable intangible assets are amortized on a straight-line basis over their useful lives. The estimated useful economic lives of the acquired customer relationships, developed technology and trade name are nine, five and five years, respectively. The weighted average amortization period of the db4o intangible assets is 6.4 years.

NOTE 5. ACQUISITIONS, GOODWILL AND INTANGIBLE ASSETS (Continued)

db4o's results of operations for periods prior to this acquisition were not material to the Company's condensed consolidated statements of income and, accordingly, pro forma financial information has not been presented.

Goodwill

The following table presents goodwill balances and acquisitions of, and adjustments to, goodwill during the fiscal year ended October 31, 2010 (in thousands):

	Net carrying amount as of October 31, 2009	Goodwill acquired	Adjustments to Goodwill	Net carrying amount as of October 31, 2010
Goodwill:				
Versant Europe	$ 241	$ —	$—	$ 241
Poet Holdings, Inc.	5,752	—	—	5,752
FastObjects, Inc.	677	—	—	677
JDO Genie (PTY), LTD	50	—	—	50
db4o	1,690	180	(1)	1,869
Total	$8,410	$180	$(1)	$8,589

Goodwill is subject to at least an annual assessment for impairment, applying a fair-value based test. Versant conducted its annual impairment test in October 2010 and determined there was no impairment.

The goodwill acquired in the db4o acquisition will be deductible for tax purposes based upon a 15 year tax life.

NOTE 5. ACQUISITIONS, GOODWILL AND INTANGIBLE ASSETS (Continued)

Intangible Assets

The Company's intangible assets' balances as of October 31, 2010 and October 31, 2009 are as follows (in thousands):

	As of October 31, 2010			As of October 31, 2009		
Intangible assets:	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Poet Holdings, Inc.—Developed Technology & Customer Relationships (Amortized over 7 years)	$1,919	$1,832	$ 87	$1,919	$1,643	$276
db4o—Developed Technology (Amortized over 5 years)	300	115	185	300	55	245
db4o—Customer Relationships (Amortized over 9 years)	210	44	166	210	21	189
FastObjects, Inc.—Customer Relationships (Amortized over 6 years)	148	148	—	148	137	11
db4o—Trade Name (Amortized over 5 years)	100	39	61	100	19	81
Total	$2,677	$2,178	$499	$2,677	$1,875	$802

Aggregate amortization expense for intangible assets was $303,000, $373,000 and $315,000, respectively, for the fiscal years ended October 31, 2010, October 31, 2009 and October 31, 2008, respectively.

The projected amortization of the Company's existing intangible assets as of October 31, 2010 is as follows (in thousands):

	Amortization
Fiscal year ending October 31,	
2011	$190
2012	104
2013	103
2014	30
2015	23
Thereafter	49
Total	$499

NOTE 6. LEASE OBLIGATIONS

Versant's principal commitments as of October 31, 2010 consist of obligations under operating leases for facilities and equipment commitments.

Versant leases office space for its U.S. headquarters in Redwood City, California and also leases field office space in Hamburg, Germany under multi-year operating lease agreements.

On July 17, 2009, the Company entered into an Office Building Lease, pursuant to which the Company has leased approximately 10,200 square feet in an office facility located in Hamburg, Germany. The lease has a term of sixty months, which commenced in December 2009. Versant has the option to extend the term of the lease for up to two additional three-year periods at an inflation adjusted monthly rent. The total rent payable over the lease term remaining as of October 31, 2010, will be approximately $679,000.

On September 3, 2009, the Company and CA-Shorebreeze Limited Partnership entered into the First Amendment (the "Amendment") of an Office Building Lease executed between the parties on March 23, 2007. The Amendment extends the term of the Company's lease of approximately 6,800 square feet in an office facility located in Redwood City, California for an additional term of three years to May 31, 2013, and also provided for a one-year renewal option at fair market rent. The total rent payable over the lease term remaining as of October 31, 2010 will be approximately $520,000.

Consolidated rent expense in fiscal years ended October 31, 2010, 2009 and 2008, was approximately $427,000, $507,000, and $550,000, respectively.

The Company's future annual minimum commitments as of October 31, 2010 under non-cancelable operating leases are listed as follows (in thousands):

	Facilities Leases	Equipment Leases	Total
Fiscal year ending October 31,			
2011	$ 360	$ 5	$ 365
2012	368	5	373
2013	287	2	289
2014	169	—	169
2015	15		15
Thereafter	—	—	—
Total	$1,199	$12	$1,211

NOTE 7. CONTINGENCIES

The Company may be subject to various legal proceedings and disputes that arise in the ordinary course of business from time to time. The Company has been notified by a customer of a potential overpayment of license royalties to Versant. The Company estimated the probable liability related to the royalty overpayment to be approximately $170,000, which is included in accrued liabilities on the consolidated balance sheet as of October 31, 2010. This matter was subsequently resolved for approximately the same amount in December, 2010.

NOTE 8. STOCKHOLDERS' EQUITY AND INCOME PER SHARE

Basic and diluted net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. The following table presents the calculation of basic and diluted net income per share (in thousands, except per share amounts):

	Fiscal Year Ended October 31,		
	2010	2009	2008
Net income from continuing operations	$1,654	$4,839	$9,391
Net income from discontinued operations, net of income taxes	—	—	98
Net income	$1,654	$4,839	$9,489
Calculation of basic net income per share:			
Weighted average common shares outstanding	3,411	3,626	3,729
Net income from continuing operations	$ 0.48	$ 1.33	$ 2.52
Net income from discontinued operations, net of income taxes	$ —	$ —	$ 0.02
Net income per share, basic	$ 0.48	$ 1.33	$ 2.54
Calculation of diluted net income per share:			
Weighted average common shares outstanding	3,411	3,626	3,729
Dilutive effect of employee and director stock options	33	37	54
Weighted average common shares outstanding and potentially dilutive common shares	3,444	3,663	3,783
Net income from continuing operations	$ 0.48	$ 1.32	$ 2.48
Net income from discontinued operations, net of income taxes	$ —	$ —	$ 0.03
Net income per share, diluted	$ 0.48	$ 1.32	$ 2.51

For the years ended October 31, 2010, 2009 and 2008, 352,000, 182,000 and 22,000 potentially dilutive shares, respectively, were excluded from the computation of diluted net income per share by the application of the treasury stock method.

NOTE 9. STOCK REPURCHASE PROGRAM

On December 1, 2008, Versant's Board of Directors approved a stock repurchase program authorizing Versant to repurchase up to $5.0 million worth of its outstanding common shares from time to time on the open market, in block trades or otherwise. The stock repurchase program expired by its terms on October 31, 2009. Versant acquired 222,688 common shares on the open market for approximately $3.2 million at an average purchase price of $14.52 per share under this stock repurchase program.

NOTE 9. STOCK REPURCHASE PROGRAM (Continued)

On November 30, 2009, Versant's Board of Directors approved a stock repurchase program pursuant to which the Company was authorized to repurchase up to $5.0 million of its common stock in fiscal year 2010. The stock repurchase program expired by its terms on October 31, 2010. Versant acquired 356,104 common shares on the open market for approximately $4.3 million at an average purchase price of $12.06 per share under this stock repurchase program.

On November 29, 2010 Versant's Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2011. This stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2011, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however the program may be suspended, discontinued, terminated or extended at any time by the Company.

NOTE 10. EMPLOYEE AND DIRECTOR BENEFIT PLANS

Versant has, or had during fiscal 2010, the following option plans in place:

- 2005 Equity Incentive Plan

The 2005 Equity Incentive Plan was approved by Versant's shareholders in August 2005 to replace the Company's 1996 Equity Incentive Plan. Upon adoption of the 2005 Equity Incentive Plan, the Company immediately terminated use of the 1996 Equity Incentive Plan. Under the 2005 Equity Incentive Plan, the Company is authorized to grant stock options, restricted stock awards and stock bonuses. These options are generally granted to its employees with a three-year vesting schedule in which 25% of the option vests and becomes exercisable nine months from the grant date and the remaining 75% vests ratably, on a monthly-basis thereafter over the remaining 27 months of the vesting schedule. All options granted to employees under the Company's 2005 Equity Incentive Plan expire no later than ten years after the grant date.

- 1996 Equity Incentive Plan

Although the 1996 Equity Incentive Plan has since expired by its terms, options to purchase a total of 10,415 shares originally granted under this Plan were still outstanding as of October 31, 2010.

- 2005 Directors' Stock Option Plan

The 2005 Directors' Stock Option Plan was approved by Versant's shareholders in August 2005 to replace the Company's 1996 Directors' Stock Option Plan. Upon adoption of the 2005 Directors' Stock Option Plan, the Company immediately terminated use of the 1996 Directors' Stock Option Plan. Under the 2005 Directors' Stock Option Plan, Versant grants 4,000 options as an initial grant to new directors on the Board who are not employees of the Company or of a parent, subsidiary or affiliate of the Company ("Outside Directors") and grants 4,000 additional options to each Outside Director as an annual succeeding grant thereafter. Both initial and succeeding option grants vest 50% on the first and second anniversaries of the option grant. The options granted under the 2005 Directors' Stock Option Plan must expire no more than ten years after the grant date.

- 1996 Directors' Stock Option Plan

NOTE 10. EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

As of October 31, 2010, a total of 17,988 options remain outstanding under Versant's 1996 Directors' Stock Option Plan. Versant ceased granting options under its 1996 Directors' Stock Option Plan in August 2005 and no further options will be granted under the 1996 Directors' Stock Option Plan.

- Assumed Poet Options and Plans

Versant acquired all of Poet's stock option plans in connection with our March 2004 acquisition of Poet. As of October 31, 2010, a total of 18,952 options remain outstanding under these Poet plans.

No further options will be granted under any of Poet's option plans.

- 2005 Employee Stock Purchase Plan

The 2005 Employee Stock Purchase Plan was approved by Versant's shareholders in August 2005 to replace the Company's 1996 Employee Stock Purchase Plan. Upon adoption of the 2005 Employee Stock Purchase Plan, the Company immediately terminated use of the 1996 Employee Stock Purchase Plan and ceased to issue stock under the 1996 Employee Stock Purchase Plan, and instead thereafter issued stock under the 2005 Employee Stock Purchase Plan. The number of common shares initially reserved under the 2005 Employee Stock Purchase Plan was equal to the number of shares that were reserved and available for issuance under the 1996 Employee Stock Purchase Plan on the date of the approval of the new plan.

Under the Employee Stock Purchase Plan, employees may generally defer up to 10% of their compensation to purchase shares of our common stock at a purchase price equal to 85% of the lower of the fair market value per share of our common stock on the commencement date of the applicable six month offering period or the applicable purchase date. As of October 31, 2010, approximately 48,000 shares were available for future issuance under the Employee Stock Purchase Plan.

Shares Reserved for Future Issuance

As of October 31, 2010, the Company had reserved shares of common stock for the following purposes:

Employee stock purchase plan	48,166
Stock options available for grant	171,642
Unexercised stock options	515,287
Balance as of October 31, 2010	735,095

NOTE 10. EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Stock Option Activities

The stock option activities in fiscal years 2010, 2009 and 2008 were as follows:

	Options available for grant	Number of options outstanding	Weighted average exercise price
Balance as of October 31, 2007	**262,432**	**235,482**	**$16.75**
Authorized	50,000	—	—
Granted	(127,100)	127,100	22.40
Exercised/expired	(1,201)	(55,673)	9.01
Canceled	3,585	(3,585)	29.64
Balance as of October 31, 2008	**187,716**	**303,324**	**$20.40**
Authorized	220,000	—	—
Granted	(153,050)	153,050	13.55
Exercised/expired	(4,920)	(13,362)	9.09
Canceled	57,170	(57,170)	17.88
Balance as of October 31, 2009	**306,916**	**385,842**	**$18.45**
Authorized	—	—	—
Granted	(164,600)	164,600	17.42
Exercised/expired	(2,642)	(3,187)	10.85
Canceled	31,968	(31,968)	39.89
Balance as of October 31, 2010	**171,642**	**515,287**	**$16.84**

NOTE 11. SHARE BASED COMPENSATION

Beginning in fiscal 2006, Versant has accounted for share-based compensation costs in accordance with ASC 718, *Compensation, Stock Compensation*. The Company utilizes the Black-Scholes option pricing model to estimate the fair value of employee stock option compensation at the date of grant.

Versant bases the expected term of its options on historical exercise data, while considering other factors that could possibly impact the future life of the options. As of October 31, 2010, the Company determined that the estimated expected life of an employee share option granted under the Company's Equity Incentive Plan was 3.6 years. The expected life for the options granted under the Directors' Plans to the board members who are not full time employees of Versant is 5.75 years. Versant used the simplified method allowed by SEC Staff Accounting Bulletin Nos.107 and 110 to arrive at this calculation. Under the simplified method, the expected term is equal to vesting term plus original contractual term divided by two. As of October 31, 2010, Versant uses historical volatility as the best estimate of the future volatility of its common stock.

Versant does not expect to realize any current tax benefits in fiscal 2010 related to stock options or shares issued under its ESPP. Versant currently provides a full valuation allowance for its domestic deferred tax assets and accordingly, a valuation allowance is also provided for any tax effects of share based compensation expense.

NOTE 11. SHARE BASED COMPENSATION (Continued)

The fair values of each option granted and each share issued under the ESPP are estimated on the date of grant, using the Black-Scholes Option Pricing Model, based on the following weighted average assumptions:

	Stock Options			ESPP		
	Fiscal Year Ended October 31,			Fiscal Year Ended October 31,		
	2010	2009	2008	2010	2009	2008
Assumptions:						
Volatility	53%–65%	56%–73%	57%–88%	33%–42%	59%–65%	48%–52%
Expected life (in years)	3.3–5.75 years	2.4–5.75 years	2.3–5.75 years	6–12 months	6–12 months	6–12 months
Weighted average risk-free interest rate	1.43%–1.87%	0.82%–2.58%	2.32%–3.22%	0.15%–0.35%	0.29%–0.45%	2.01%–3.31%
Dividend yield	—	—	—	—	—	—

Share based compensation expense recognized in the consolidated statements of income related to the stock option plans and the ESPP for fiscal 2010, fiscal 2009 and fiscal 2008 was as follows (in thousands):

	Fiscal year ended October 31,		
	2010	2009	2008
Stock-based compensation expense:			
Stock Options	$1,022	$933	$807
ESPP	45	37	114
Total	$1,067	$970	$921

Share based compensation recognized in the consolidated statements of income, by income statement caption, was as follows (in thousands):

	Fiscal year ended October 31,		
	2010	2009	2008
Share based compensation expense:			
Cost of revenues	$ 76	$ 59	$ 58
Sales and marketing	224	137	221
Research and development	232	218	178
General and administrative	535	556	464
Total	$1,067	$970	$921

NOTE 11. SHARE BASED COMPENSATION (Continued)

The following table summarizes the changes in stock option activities under the Company's equity-based compensation plans during fiscal 2010 and fiscal 2009:

	Fiscal Year Ended October 31,			
	2010		2009	
	Shares in thousands	Weighted average exercise price	Shares in thousands	Weighted average exercise price
Stock option activity:				
Outstanding at the beginning of the period	386	$18.45	303	$20.40
Granted	164	17.42	153	13.55
Exercised	(3)	10.85	(13)	9.10
Forfeited and expired	(32)	39.89	(57)	17.88
Outstanding at the end of the period	515	$16.84	386	$18.45
Options exercisable at the end of the fiscal year	372	$16.82	264	$19.69

The following table summarizes significant ranges of outstanding and exercisable options as of October 31, 2010:

	Options Outstanding			Options Exercisable		
	Number outstanding at October 31, 2010 (in thousands)	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding at October 31, 2010 (in thousands)	Weighted average remaining contractual life	Weighted average exercise price
Exercise Prices:						
From $3.00 to $11.81	109	5.80	$ 8.40	104	5.64	$ 8.24
From $11.82 to $16.00	136	8.22	13.79	86	8.08	13.80
From $16.01 to $18.80	133	8.82	18.74	47	8.33	18.62
From $18.81 to $23.75	108	6.90	20.95	106	6.89	20.95
From $23.76 to $122.20	29	5.75	38.48	29	5.73	38.63
	515	7.44	$16.84	372	6.91	$16.82
Options expected to vest as of October 31, 2010	510	7.43	$16.83			
Aggregate intrinsic value of options (in thousands)	$301			$301		
Aggregate intrinsic value of shares expected to vest (in thousands)	$301					

NOTE 11. SHARE BASED COMPENSATION (Continued)

The aggregate intrinsic value of stock options outstanding and exercisable, and vested or expected to vest, at October 31, 2010 was based on the closing price of our common stock on October 29, 2010 of $11.13 per share.

The summary of the status of Versant's nonvested shares as of October 31, 2010 and changes during the fiscal year ended October 31, 2010 is as follows:

	Shares (in thousands)	Weighted average grant date fair value
Nonvested shares:		
Nonvested at October 31, 2009	146	$7.54
Granted	164	7.23
Vested	(125)	8.28
Forfeited	(18)	6.72
Nonvested at October 31, 2010	167	$6.81

Additional information related to the fair value of Versant's stock options as of October 31, 2010, 2009 and 2008 is as follows:

	Fiscal Year Ended October 31,		
	2010	2009	2008
	(in thousands, except for per share amounts)		
Weighted average grant date fair value of options granted (per share)	$ 7.23	$5.52	$10.67
Total fair value of options granted	$1,183	$ 844	$1,376
Total fair value of shares vested	$1,030	$ 898	$ 747
Total intrinsic value of options exercised	$ 8	$ 89	$1,139

The total unrecognized compensation costs related to non-vested options were $1.0 million at October 31, 2010 and will be recognized over a weighted average period of approximately 1.5 years. Future stock option grants and the intrinsic value of ESPP shares will increase the unrecognized compensation, whereas quarterly amortization and the vesting of the existing stock option grants will reduce it.

NOTE 12. SETTLEMENT OF LITIGATION

Versant's software license agreements generally include certain provisions for indemnifying customers against liabilities if the Company's software products infringe upon a third party's intellectual property rights. A former customer of the Company sought indemnification from Versant for alleged infringement of intellectual property rights related to a product that Versant discontinued in 2004. The customer's indemnification claims included seeking recovery of costs it incurred in defending a now settled suit brought against the customer by a third party who had asserted that such third party's intellectual property rights had been infringed. The Company and this former customer reached a settlement agreement with respect to this pending litigation on June 3, 2008 for a cash settlement payment of $800,000 and a full mutual release of claims. The Company had previously recorded a contingency reserve for this litigation of approximately $63,000 in the fiscal quarter ended January 31, 2007. As a result of this settlement, an additional charge of $800,000 was recorded to general and administrative expenses for the fiscal quarter ended April 30, 2008. A payment of $62,500 was made to the former customer during the fiscal quarter ended April 30, 2008, and a settlement payment of $800,000 was made to the former customer during the fiscal quarter ended July 31, 2008.

NOTE 13. RESTRUCTURING

In the fourth quarter of fiscal year 2009, the Company committed to the implementation of a restructuring plan pursuant to which it has closed its research and development facility in Pune, India. The restructuring plan was undertaken to consolidate the Company's research and development efforts into one location in Germany in order to streamline operations, create management efficiencies and increase productivity. Since the plan was undertaken, Versant has incurred restructuring costs of $178,000 as of October 31, 2010. The restructuring was substantially completed during the fiscal quarter ended April 30, 2010.

The following table reflects the type and amount of these restructuring charges included in operating expenses for fiscal years 2010 and 2009 (in thousands):

	Fiscal year ended October 31,	
	2010	2009
Restructuring:		
Severance, retention and related charges	$ 38	$ 32
Impairment of fixed assets (non-cash charges)	2	61
Reserve for (recovery of) impairment of other current assets	(29)	42
Contract termination costs	8	—
Other direct costs of closure	20	4
	$ 39	$139

NOTE 13. RESTRUCTURING (Continued)

The following table reflects the restructuring charges included in accrued liabilities on the consolidated balance sheets (in thousands):

Restructuring accrual balance as of October 31, 2008	$ —
Provision for employee termination costs	32
Restructuring accrual balance as of October 31, 2009	32
Payment of employee termination costs	(32)
Restructuring accrual balance as of October 31, 2010	$ —

NOTE 14. INCOME TAXES

The Company accounts for income taxes pursuant to the provisions of ASC 740, *Income Taxes*, which requires an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted statutory tax rates in effect at the balance sheet date. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding realizability exists.

Income before provision for income tax expense (benefit) consisted of the following (in thousands):

	Fiscal Year Ended October 31,		
	2010	2009	2008
United States	$(1,261)	$(1,015)	$ 2,050
International	3,382	5,292	8,870
	$ 2,121	$ 4,277	$10,920

NOTE 14. INCOME TAXES (Continued)

The provision for income tax expense (benefit) consisted of the following (in thousands):

	Fiscal Year Ended October 31,		
	2010	2009	2008
Current:			
Federal	$ —	$ —	$ —
State	4	24	4
Foreign	395	299	1,174
Foreign withholding	68	54	253
Total current	467	377	1,431
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	—	(939)	—
Total deferred	—	(939)	—
Total provision for income tax expense (benefit)	$467	$(562)	$1,431

The provision for income tax expense (benefit) differs from the amount estimated by applying the statutory federal income tax rate (35%) to income before taxes as follows (in thousands):

	Fiscal Year Ended October 31,		
	2010	2009	2008
Federal tax at statutory rate	$ 742	$ 1,497	$ 3,822
State tax at statutory rate, net of federal benefit	32	(138)	491
Change in valuation allowance	(2,560)	(711)	(8,387)
Foreign tax differential	886	(1,299)	959
Foreign tax dividend	1,361	—	2,650
Decrease in tax credits	—	—	1,853
Other	6	89	43
	$ 467	$ (562)	$ 1,431

NOTE 14. INCOME TAXES (Continued)

The components of the net deferred tax asset were as follows (in thousands):

	As of October 31,	
	2010	2009
Deferred tax assets:		
Net operating loss carryforwards	$ 32,543	$ 35,307
Tax credit carryforwards	1,880	1,815
Other	394	255
	34,817	37,377
Valuation allowance	(33,933)	(36,438)
Net deferred tax asset	$ 884	$ 939

At October 31, 2010, the Company had federal and state net operating loss carry forwards of $66.9 million and $11.6 million, respectively, and federal and state tax credit carry forwards of $1.4 million and $627,000, respectively. The federal and state net operating loss carry forwards expire on various dates through 2029 including $6.9 million of federal net operating loss carry forward expiring in 2011. The federal tax credit carry forwards expire on various dates through 2023. The state tax credit can be carried forward indefinitely. Additionally, at October 31, 2010, the Company had German net operating tax loss carry forwards of approximately $26.2 million. The German tax code provides for certain annual statutory limitations related to the use of tax loss carry forward amounts. For each taxable year, the Company may utilize German tax loss carry forwards fully up to the first million euros of taxable income, and thereafter, the tax loss carry forwards are limited to 60% of taxable income. Ultimately, the realization of the deferred tax assets is dependent upon the Company's generation of sufficient future taxable income to enable it to use net operating loss and tax credit carry forwards during those periods in which such carry forwards can be utilized by the Company.

In evaluating Versant's ability to utilize its deferred tax assets, management of the Company considers all available positive and negative evidence, including past operating results in the most recent fiscal years and an assessment of expected future results of operations on a jurisdiction by jurisdiction basis. As of October 31, 2010, the Company had a valuation allowance of approximately $33.9 million recorded against the Company's net deferred tax assets in the U.S. and foreign jurisdictions.

The Company has experienced substantial past tax losses in its U.S. operations. Due to the lack of forecasted future taxable income and the relative size of the Company's Federal and California net operating loss carry forwards, considerable uncertainty exists that the Company will realize these deferred tax assets. Based on this objective evidence, a full valuation allowance has been recorded against the Company's deferred tax assets related to its U.S. operations.

The Company has also experienced substantial past tax losses in its European operations. In its most recent fiscal years, the Company has generated taxable income and begun to utilize its deferred tax assets related to its German net operating loss carry forwards. Management of the Company has forecasted taxable income for its European operations for fiscal 2011. The global economic downturn has negatively impacted the Company's operating results in all regions. The Company has experienced

NOTE 14. INCOME TAXES (Continued)

declining revenues as economic conditions have remained difficult. Given the uncertainty of the macroeconomic environment, future revenues and operating results are difficult to forecast. Therefore, management has concluded it is more likely than not that the Company will realize the benefit of its deferred tax assets related to its German net operating loss carry forwards only to the extent of its expected taxable income in fiscal 2011.

Significant management judgment is required to determine when, in the future, it will become more likely than not that additional net deferred tax assets will be realized. Management will continue to assess the realizability of the tax benefit available based on actual and forecasted operating results. Management does not anticipate significant changes to its uncertain tax positions through October 31, 2011.

Due to "change in ownership" provisions of the Internal Revenue Code of 1986, the availability of net operating loss and tax credit carry forwards to offset federal taxable income in future periods is subject to an annual limitation.

A portion of deferred tax assets relating to net operating losses pertains to net operating loss carry forwards resulting from tax deductions upon the exercise of employee stock options of approximately $1.6 million. When recognized, the tax benefit of these loss carry forwards will be accounted for as a credit to additional paid-in capital rather than a reduction of income tax expense.

The Company adopted the provisions of ASC 740, *Income Taxes* related to uncertain tax positions on November 1, 2007. During the year ended October 31, 2009, the amount of unrecognized tax benefits decreased $71,000 due to the completion of a foreign income tax examination covering fiscal years 2006 and 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of October 31, 2009	$1,629
Additions for current year tax positions	—
Additions for prior years tax positions	—
Reductions for prior years tax positions	—
Settlements	—
Balance as of October 31, 2010	$1,629

If recognized, $1.3 million of these unrecognized tax benefits would affect the effective tax rate.

The Company is subject to U.S. federal income taxes and to income taxes in various states in the U.S. as well as in foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or foreign tax examinations by tax authorities for tax years before 2005. However, with respect to prior tax years no longer subject to examination due to expiration of the statute of limitations, income may nevertheless be recomputed for the purpose of determining the amount of NOL that may be carried over to "open" years.

NOTE 15. DISCONTINUED OPERATIONS

On February 1, 2006 Versant completed the sale of the assets associated with its WebSphere consulting practice to Sima Solutions ("Sima"), a privately held U.S. based company. Versant's WebSphere practice provided consulting and training services to end-users of IBM's WebSphere® application server software. As a result of this transaction, Versant ceased conducting its WebSphere consulting practice. In connection with Versant's sale of its WebSphere assets, certain employees of Versant, who formerly worked in Versant's WebSphere Practice, joined Sima.

The WebSphere transaction, based on ASC 360-10-35, *Impairment or Disposal of Long-Lived Assets*, met the criteria of a long-lived asset (disposal group) held for sale at the end of the first quarter ended January 31, 2006. As a result, Versant has reflected the results of operations of its WebSphere consulting practice for fiscal 2008 as discontinued operations. Therefore, reported revenues for this period no longer include any revenues from the WebSphere consulting practice. The results from the discontinued WebSphere operations, however, are reported as net income from discontinued operations, net of income taxes.

Under the sale agreement between Versant and Sima, the Company was entitled to receive contingent payments from Sima related to the WebSphere business for a 24-month period following the closing of the agreement. This 24-month period expired on January 31, 2008. Consequently no further royalties were payable from Sima to Versant for periods after Versant's fiscal quarter ended January 31, 2008.

During fiscal 2008, Versant recorded $98,000 in royalty payments from WebSphere as income from discontinued operations.

Our results for fiscal 2010 and 2009 do not include any amounts related to the Websphere sale transaction as Versant's rights to receive revenues terminated in January 2008.

NOTE 16. SUBSEQUENT EVENTS

On November 29, 2010 Versant's Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2011. The stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2011, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however the program may be suspended, discontinued, terminated or extended at any time by the Company. Any repurchases made under the stock repurchase program are expected to be funded from the Company's working capital.

NOTE 17. SELECTED QUARTERLY INFORMATION (unaudited)

Summarized quarterly supplemental consolidated financial information for fiscal 2010 and 2009 is as follows (in thousands, except per share amounts):

	Fiscal 2010 Quarters Ended				Fiscal 2009 Quarters Ended			
	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,
Revenues	$4,372	$3,424	$3,515	$4,455	$4,139	$4,433	$3,959	$5,619
Cost of revenues	521	495	539	558	549	573	532	577
Gross profit	3,851	2,929	2,976	3,897	3,590	3,860	3,427	5,042
Operating expenses	2,927	2,733	2,826	3,196	3,015	2,884	2,609	3,366
Income from operations	924	196	150	701	575	976	818	1,676
Net income	$ 921	$ 130	$ 98	$ 505	$1,610	$ 891	$ 776	$1,562
Net income per share								
Basic	$ 0.28	$ 0.04	$ 0.03	$ 0.14	$ 0.45	$ 0.25	$ 0.21	$ 0.42
Diluted	$ 0.28	$ 0.04	$ 0.03	$ 0.14	$ 0.45	$ 0.25	$ 0.21	$ 0.42

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our management (with the participation of our Chief Executive Officer and our Chief Financial Officer) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of October 31, 2010, the end of the fiscal period covered by this report on Form 10-K.

Based on the evaluation of the effectiveness of our disclosure controls and procedures by our management, with the participation of our chief executive officer and chief financial officer, as of October 31, 2010, the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (ii) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Management assessed the effectiveness of Versant's internal control over financial reporting as of October 31, 2010, the end of the period covered by this report. In making its evaluation of the effectiveness of Versant's internal control over financial reporting, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on its assessment of internal control over financial reporting and the above criteria, Versant's management has concluded that, as of October 31, 2010, Versant's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements due to human error, or the improper circumvention or overriding of internal controls. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may change adversely over time.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding the effectiveness of internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the Securities Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting.

There was no change in our internal control over financial reporting that occurred during the fourth quarter of the fiscal year ended October 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Board has adopted a Code of Conduct and Ethics that applies to Versant's principal executive officer, principal financial officer, principal accounting officer and all other employees of the Company. This Code of Conduct and Ethics is posted on our website at http://www.versant.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of this Code of Conduct and Ethics by posting such information on our website at http://www.versant.com on the investors' relations page.

The remainder of the information required for this Item 10 is incorporated by reference from our Proxy Statement to be filed in connection with our 2011 Annual Meeting of Shareholders.

Item 11. Executive Compensation

The information required for this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2011 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required for this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2011 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required for this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2011 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services

The information required for this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2011 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The exhibit list in the "Exhibit Index" is incorporated herein by reference as the list of exhibits required as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSANT CORPORATION

Dated:
January 31, 2011

/s/ JERRY WONG

Jerry Wong
Vice President, Finance
Chief Financial Officer
(Duly Authorized Officer,
Principal Financial Officer and
Principal Accounting Officer)

/s/ JOCHEN WITTE

Jochen Witte
President and Chief Executive Officer
(Duly Authorized Officer and Principal
Executive Officer) and Director

POWER OF ATTORNEY

By signing this Form 10-K below, I hereby appoint each of Jochen Witte and Jerry Wong as my attorneys-in-fact to sign all amendments to this Form 10-K on my behalf, and to file this report on Form 10-K (including all exhibits and other documents related to the Form 10-K) with the Securities and Exchange Commission. I authorize each of my attorneys-in-fact to (1) appoint a substitute attorney-in-fact for himself and (2) perform any actions that he believes are necessary or appropriate to carry out the intention and purpose of this Power of Attorney. I ratify and confirm all lawful actions taken, directly or indirectly, by my attorneys-in-fact and by any properly appointed substitute attorneys-in-fact.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
PRINCIPAL EXECUTIVE OFFICER:		
/s/ JOCHEN WITTE Jochen Witte	President and Chief Executive Officer and Director	January 31, 2011
PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL ACCOUNTING OFFICER:		
/s/ JERRY WONG Jerry Wong	Vice President, Finance and Chief Financial Officer	January 31, 2011
ADDITIONAL DIRECTORS:		
/s/ UDAY BELLARY Uday Bellary	Director	January 31, 2011
/s/ WILLIAM HENRY DELEVATI William Henry Delevati	Director	January 31, 2011
/s/ HERBERT MAY Herbert May	Director	January 31, 2011
/s/ BERNHARD WOEBKER Bernhard Woebker	Director	January 31, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit	
2.01	Agreement and Plan of Merger with Poet Holdings, Inc. dated September 27, 2003 by and among the Registrant, Puma Acquisition Inc. and Poet Holdings Inc. †	8-K	000-28540	09/29/03	99.1	
2.02	Amendment to Agreement and Plan of Merger, dated as of January 20, 2004, by and among the Registrant, Poet Holdings, Inc. and Puma Acquisition, Inc.	S-4/A	333-110444	2/2/04	2.2	
2.03	Share Purchase and Transfer Agreement dated as of September 13, 2004 between Poet Software GmbH and ems ePublishing AG and attached list of annexes thereto (translated to English from the original German text). †	8-K	000-28540	9/17/04	2.01	
2.04	Asset Purchase Agreement as of February 1, 2006 between Versant Corporation and Sima Solutions	8-K	000-28540	02/7/06	2.01	
3.01	Amended and Restated Articles of Incorporation of the Registrant, filed with the California Secretary of State on March 18, 2004	S-8	333-113871	03/24/04	4.01	
3.02	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Registrant, filed with the California Secretary of State on August 22, 2005	8-K	000-28540	8/26/05	3.1	
3.03	Registrant's Amended and Restated Bylaws	8-K	000-28540	3/02/07	3.01	
10.01	Registrant's 2005 Equity Incentive Plan, as amended **	S-8	333-159931	06/12/09	99.01	
10.02	Forms of Stock Option Agreements and Stock Option Exercise Agreements under Registrant's 2005 Equity Incentive Plan**	S-8	333-130601	12/22/05	99.02	
10.03	Registrant's 2005 Directors' Stock Option Plan, as amended**	S-8	333-159931	06/12/09	99.05	
10.04	Forms of Stock Option Grants and Stock Option Exercise Agreements under Registrant's 2005 Directors Stock Option Plan**	S-8	333-130601	12/22/05	99.04	
10.05	Registrant's 2005 Employee Stock Purchase Plan, as amended **	S-8	333-159931	06/12/09	99.03	
10.06	Forms of Enrollment Form and Subscription Agreement under Registrant's 2005 Employee Stock Purchase Plan**	S-8	333-130601	12/22/05	99.06	
10.07	Registrant's 1996 Directors Stock Option Plan, as amended as of July 30, 2003, and related documents**	S-8	333-107956	08/14/03	4.06	
10.08	Registrant's 1996 Employee Stock Purchase Plan, as amended as of August 17, 2004 and related documents**	10-K	000-28540	2/15/05	10.02	
10.09	Registrant's 1996 Equity Incentive Plan, as amended as of April 18, 2002, and related documents**	S-8	333-87922	05/09/02	4.05	
10.10	Poet Holdings, Inc. Amended and Restated 1995 Stock Plan and Forms of Stock Option Agreement and Exercise Notice thereunder**	S-8	333-113871	3/24/04	4.05	
10.11	Poet Holdings, Inc. 1999 Director Option Plan and Forms of Director Option Agreement and Director Option Exercise Notice thereunder**	S-8	333-113871	3/24/04	4.06	
10.12	Poet Holdings, Inc. 2001 Non Statutory Stock Option Plan and Forms of Stock Option Agreement and Exercise Notice thereunder**	S-8	333-113871	3/24/04	4.07	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit	
10.13	Form of Letter from Registrant to option holders of Poet Holdings, Inc., regarding assumption of options by Registrant**	S-8	333-113871	3/24/04	99.01	
10.14	Form of Indemnity Agreement entered into by Registrant with each of its directors and executive officers	10-K	000-28540	2/15/05	10.09	
10.15	Form of Amendment to Versant Corporation Stock Option Agreement**	SB-2		7/16/96		
10.16	Joint Employment Agreement and Managing Director Service Contract with CEO**	10-Q	000-28540	09/09/09	10.03	
10.17	Retention Incentive Agreement with Chief Financial Officer**	10-Q	000-28540	09/09/09	10.04	
10.18	Registration Rights Agreement dated December 28, 1998 between the Registrant and the parties listed on the Schedule of Investors attached thereto	10-KSB	000-28540	03/31/99	10.35	
10.19	Supplement dated June 28, 1999 to Registration Rights Agreement among the Registrant and the parties listed on the Schedule of Investors attached thereto	8-K	000-28540	07/13/99	10.04	
10.20	Office Building Lease dated March 23, 2007, between Versant Corporation and CA-Shorebreeze Limited Partnership	10-Q	000-28540	6/13/07	10.01	
10.21	Separation Agreement between Thomas Huben and Versant Gmbh dated as of December 2, 2008**	10-Q	000-28540	03/13/09	10.01	
10.22	First Amendment dated September 3, 2009 to Office Building Lease dated March 23, 2007, between Versant Corporation and CA-Shorebreeze Limited Partnership	10-Q	000-28540	09/09/09	10.01	
10.23	English Summary of Office Building Lease dated July 17, 2009 between Versant Gmbh and DIC DP Hamburg Halanreie Gmbh θ	10-Q	000-28540	09/09/09	10.02	
21.01	Subsidiaries of the Registrant					☒
23.01	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm					☒
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					☒
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					☒
32.01	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					☒
32.02	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					☒

† Pursuant to Item 601(b)(2) of Regulations of S-K, certain annexes, exhibits and schedules to this Exhibit have been omitted but will be furnished supplementally to the Commission upon request.

θ This exhibit is an English summary of a foreign language document pursuant to Rule 306 of Regulation S-T.

** Management contract or compensatory plan.

EXHIBIT 21.01

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION
Poet Holdings, Inc.	Delaware
Poet Software Corporation	Massachusetts
Versant GmbH	Germany
Mokume Software, Inc.	California
FastObjects, Inc.	California
Versant India Private Limited	India

EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated January 31, 2011, with respect to the consolidated financial statements included in the Annual Report of Versant Corporation on Form 10-K for the year ended October 31, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statements of Versant Corporation on Forms S-8 (File Nos. 333-08537, effective July 19, 1996, 333-29947, effective June 24, 1997, 333-80827, effective June 16, 1999, 333-43480, effective August 10, 2000, 333-58152, effective April 2, 2001, 333-67776, effective August 17, 2001, 333-87922, effective May 9, 2002, 333-107956, effective August 14, 2003, 333-113871, effective March 24, 2004, 333-125368, effective May 31, 2005, 333-130601, effective December 22, 2005, 333-143278, effective May 25, 2007, 333-152550, effective July 25, 2008, and 333-159931, effective June 12, 2009).

/s/ GRANT THORNTON LLP
San Francisco, California
January 31, 2011

EXHIBIT 31.01

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jochen Witte, certify that:

1. I have reviewed this annual report on Form 10-K of Versant Corporation (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 31, 2011

By /s/ Jochen Witte

Jochen Witte
Chief Executive Officer

EXHIBIT 31.02

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jerry Wong, certify that:

1. I have reviewed this annual report on Form 10-K of Versant Corporation (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s), and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s), and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 31, 2011

By /s/ Jerry Wong

Jerry Wong
Vice President, Finance and
Chief Financial Officer

EXHIBIT 32.01

Certification of Chief Executive Officer
Furnished Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Versant Corporation (the "Company") on Form 10-K for the year ended October 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jochen Witte, as Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Jochen Witte

Jochen Witte
President and Chief Executive Officer
January 31, 2011

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.02

Certification of Chief Financial Officer
Furnished Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Versant Corporation (the "Company") on Form 10-K for the year ended October 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jerry Wong, as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Jerry Wong

Jerry Wong
Chief Financial Officer
January 31, 2011

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended October 31, 2010.**

Or

☐ **Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to .**

Commission file number: 000-28540

VERSANT CORPORATION

(Exact name of Registrant as specified in its Charter)

California	**94-3079392**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

255 Shoreline Drive, Suite 450, Redwood City, California 94065
(Address of principal executive offices) (Zip code)

(650) 232-2400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **Common Stock, no par value**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one).

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a Smaller Reporting Company) Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates (assuming, for purposes of this calculation only, that the registrant's directors, executive officers and greater than 10% shareholders are affiliates of the registrant) computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of April 30, 2010 (the last business day of the registrant's most recently completed second fiscal quarter): $44,710,656.

The number of shares outstanding of each of the issuer's classes of common stock, as of January 26, 2011, was 3,186,909 shares of Common Stock, no par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its Annual Meeting of Shareholders to be held in 2011 are incorporated by reference in Part III of this Annual Report on Form 10-K where indicated.

(THIS PAGE INTENTIONALLY LEFT BLANK)

VERSANT

Versant Corporation
255 Shoreline Drive, Suite 450
Redwood City, California 94065 USA

NOTICE OF 2011 ANNUAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 2011 Annual Meeting of Shareholders of Versant Corporation (the "Company") which will be held at the following date, time and location:

Date: Monday, April 18, 2011
Time: 10:00 a.m. Pacific Daylight Time
Location: Versant U.S. Corporate Headquarters
255 Shoreline Drive, Suite 450
Redwood City, California 94065 USA

Items of business: At the meeting, we will ask you and our other shareholders to consider and vote on the following matters:

1. To elect five directors of the Company, each to serve until the next Annual Meeting of Shareholders or until their successors have been elected. The Company's Board of Directors intends to present Uday Bellary, William Henry Delevati, Herbert May, Jochen Witte and Bernhard Woebker as nominees for election to the Board of Directors;
2. To ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending October 31, 2011;
3. To approve an amendment to the Company's 2005 Equity Incentive Plan to increase the number of shares of Common Stock reserved for issuance under that plan from 855,685 to 1,155,685 shares, an increase of 300,000 shares;
4. To approve an amendment to the Company's 2005 Directors Stock Option Plan to increase the number of shares of Common Stock reserved for issuance under that plan from 119,000 shares to a total of 139,000 shares, an increase of 20,000 shares; and
5. To transact such other business as may properly come before the meeting or any adjournment of the meeting.

Record Date: February 23, 2011 (the "Record Date")

Proxy Voting: **You may vote on these matters in person or by proxy. We ask that you complete and return the enclosed proxy card promptly—whether or not you plan to attend the meeting—in the enclosed addressed, postage-paid envelope, so that your shares will be represented and voted at the meeting in accordance with your wishes.**

We look forward to seeing you at the meeting.

By Order of the Board of Directors,

/s/ JERRY WONG

Jerry Wong
Secretary

February 28, 2011

VERSANT CORPORATION
2011 ANNUAL MEETING OF SHAREHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

VERSANT CORPORATION

PROXY STATEMENT FOR THE 2011 ANNUAL MEETING OF SHAREHOLDERS

The Board of Directors (the "Board of Directors" or the "Board") of Versant Corporation ("Versant" or the "Company") is asking for your proxy for use at the Company's 2011 Annual Meeting of Shareholders (the "Annual Meeting") and at any adjournment of the Annual Meeting.

This proxy statement ("Proxy Statement") and, the enclosed Notice of 2011 Annual Meeting of Shareholders, form of proxy card, and the Company's Annual Report to Shareholders for the fiscal year ended October 31, 2010 were first mailed or delivered to shareholders on or about March 11, 2011.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting to Be Held on April 18, 2011. The Notice of the Annual Meeting, this Proxy Statement, Versant's Annual Report to Shareholders for the fiscal year ended October 31, 2010 and Versant's report on Form 10-K for its fiscal year ended October 31, 2010 are available on the internet at: http://bnymellon.mobular.net/bnymellon/vsnt.

INFORMATION ABOUT THE ANNUAL MEETING, VOTING AND PROXIES

Q: Why am I receiving these materials?

A: As a shareholder, you have been sent the enclosed proxy materials on behalf of our Board of Directors to solicit your vote at Versant's 2011 Annual Meeting. You are invited to attend the Annual Meeting in person or by proxy and are requested to consider and vote on the matters described in this Proxy Statement.

Q: When and where will the Annual Meeting be held?

A: The Annual Meeting will be held at Versant's principal executive offices at 255 Shoreline Drive, Suite 450, Redwood City, California 94065 USA at 10:00 a.m. local time, on Monday, April 18, 2011. Our telephone number at that location is (650) 232-2400. If you would like directions to attend the Annual Meeting in person, please go to *http://www.versant.com/en_US/aboutus/contactinfo/* or call Investor Relations at (650) 232-2416.

Q: What information is contained in this Proxy Statement?

A: This Proxy Statement provides an explanation of the proposals to be voted on at the Annual Meeting and information about the voting process. This Proxy Statement also contains information about our Board of Directors, our corporate governance and information about the compensation of our directors and named executive officers.

Q: What proposals will be voted on at the Annual Meeting?

A: You will be voting on:

- The election of directors;
- A proposal to ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending October 31, 2011;
- A proposal to approve an amendment to Versant's 2005 Equity Incentive Plan to increase the number of shares reserved for issuance under the plan by 300,000 shares;
- A proposal to approve an amendment to Versant's 2005 Directors Stock Option Plan to increase the number of shares reserved for issuance under the plan by 20,000 shares; and
- Any other business that may properly come before the meeting.

Q: What are the recommendations of the Board of Directors?

A: Our Board of Directors recommends that you vote your shares at the Annual Meeting:

- For each of the nominees to the Board of Directors;
- For the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending October 31, 2011;
- For the approval of the proposed amendment to Versant's 2005 Equity Incentive Plan; and
- For the approval of the proposed amendment to Versant's 2005 Directors Stock Option Plan.

Q: What Shareholders are entitled to vote at the Annual Meeting?

A: You will have one vote for each share of our common stock that you owned as of the close of business on the Record Date of February 23, 2011, including shares held directly in your name and shares held for you as the beneficial owner in "street name" through a brokerage firm, bank or other nominee.

Q: What is the difference between holding shares directly or as a beneficial owner, in street name?

A: Most of our shareholders hold their shares as a beneficial owner through a brokerage firm, bank or other nominee. As summarized below, there are some differences between shares held of record and those owned beneficially.

Shareholder of Record: If on the Record Date, your shares were registered directly in your name with our transfer agent, BNY Mellon Shareowner Services, then you are considered the shareholder of record. As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy.

Beneficial Owner: If on the Record Date, your shares were held on your behalf in an account with a brokerage firm, bank or other nominee, you are considered the beneficial owner of those shares held in street name. If you are a beneficial owner, these proxy materials are being forwarded to you by the organization considered the shareholder of record of your shares. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account. Your nominee has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. Please note that as a beneficial owner, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares and is the shareholder of record, giving you the right to vote the shares at the Annual Meeting.

Q: How many votes can be cast by all shareholders?

A: At the close of business on February 23, 2011, the Record Date, the Company had 3,186,909 shares of Common Stock outstanding and entitled to vote. Each share is entitled to one vote. There is no cumulative voting for the election of directors.

Q: How many shares must be present to conduct business at the Annual Meeting?

A: A majority of our common shares outstanding on the Record Date must be represented in person or by proxy at the Annual Meeting in order to conduct business. This majority is called a quorum. Shareholders are represented at the Annual Meeting through voting in person or by returning their proxy card. Shareholders who withhold a vote or vote to "**Abstain**" and "broker non-votes" (described below) will each be counted in determining whether there is a quorum of shareholders present at the meeting.

Q: ***How many votes are required to elect directors?***

A: The directors are elected by a plurality of the votes cast. If a quorum is present at the Annual Meeting, the five nominees for election to the Board of Directors receiving the highest number of "**For**" votes, of the shares entitled to vote, will be elected to the Board of Directors.

Q: ***How many votes are required to approve the other proposals?***

A: The approval of the proposal to ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for our 2011 fiscal year, the proposal to amend Versant's 2005 Equity Incentive Plan and the proposal to amend Versant's Directors Stock Option Plan each require the affirmative "**For**" vote of a majority of shares entitled to vote and represented and voting at the Annual Meeting. These "**For**" votes must also constitute a majority of the required quorum. If your shares are represented at the Annual Meeting and you abstain from voting on any of these proposals, your shares will be counted as present for purposes of establishing a quorum and the abstention will have the same effect as a vote "**Against**" that proposal.

Q: ***What happens if there are not enough shares represented at the Annual Meeting to constitute a quorum?***

A: In the event that the required vote "**For**" any proposal is not received by the date of the Annual Meeting, or if an insufficient number of shares are represented at the Annual Meeting to constitute a quorum, we may propose one or more adjournments of the Annual Meeting to permit further solicitations of proxies. Any adjournment would require the affirmative vote of the majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote. **Accordingly, we strongly encourage you to vote your shares before the meeting by returning your proxy by mail so that your shares will be represented and voted at the meeting if you cannot attend in person.**

Q: ***How do I vote my shares?***

A: You may vote by mail (by proxy card) or by attending the Annual Meeting and voting in person.

- **Voting by mail:** You may vote by marking, signing and dating the enclosed proxy card and returning it in the provided postage-paid envelope. The proxy card should be mailed to: BNY Shareowner Services, P.O. Box 3550, South Hackensack, NJ 07606-9250.
- **Voting in person:** You may vote by attending the Annual Meeting and voting in person. Please note that if you hold your shares in street name (you are a beneficial owner), you must bring a proxy from your broker, bank or other nominee confirming your beneficial ownership of your shares and authorizing you to vote them at the Annual Meeting.

Q: ***What if I do not provide specific voting instructions?***

A: Abstentions from any vote and broker non-votes can have the effect of preventing approval of a proposal where the number of "**For**" votes, although a majority of the votes cast, does not constitute a majority of the required quorum.

- **When you are a Shareholder of Record:** If you sign and return a valid proxy in the form of the proxy card accompanying this Proxy Statement but do not provide instructions as to how your shares should be voted, then all your shares will be voted in accordance with the recommendations of the Board of Directors on all the proposals described in this Proxy Statement. If you vote on any specific proposal on your proxy card, your shares will be voted in accordance with your selection on that proposal.
- **When you are a Beneficial Owner:** If you hold your shares in street name and do not give a proxy to your broker or bank with instructions as to how to vote your shares, then the broker who is the shareholder of record generally has discretionary authority to vote those shares only in "routine" matters, such as the ratification of auditors. However, banks and brokers ***do not*** have discretionary authority to vote on their clients' behalf on "non-routine" proposals such as

the election of directors or amendments to equity plans. Your broker is not able to vote on your behalf in any director election or on the proposals to amend Versant's 2005 Equity Incentive Plan or 2005 Directors Stock Option Plan without specific voting instructions from you. If you do not give a proxy to your broker or bank with instructions as to how to vote your shares on "non-routine" proposals, your shares will be considered "broker non-votes" which will be counted as present for purposes of establishing a quorum but will have the same effect as a vote "**Against**" these non-routine proposals.

Q: What if I want to change my vote?

A: You may revoke your proxy prior to the Annual Meeting or at the Annual Meeting prior to the vote. You may change your vote by timely delivering a new later dated valid proxy. Your proxy may be revoked by sending a written notice to the Secretary of Versant and stating that the proxy is revoked or by attending the Annual Meeting and voting in person. Please note that if you are a beneficial owner, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares as the shareholder of record, giving you the right to vote the shares at the Annual Meeting.

Any written notice of revocation or of a subsequent replacement proxy should be delivered to the following address:

Versant Corporation
Attention: Secretary
255 Shoreline Drive, Suite 450
Redwood City, CA 94065

or hand-delivered to the Secretary of Versant at or before the taking of the vote at the Annual Meeting.

Q: Where can I find the results of the voting at the Annual Meeting?

A: The inspector of elections appointed for the Annual Meeting, BNY Mellon Shareowner Services, will separately tabulate the relevant affirmative and negative votes, abstentions and broker non-votes for each proposal. Versant will announce the results of the shareholder votes taken in a report on Form 8-K filed with the Securities and Exchange Commission to be filed promptly after the Annual Meeting.

Q: Who will pay for the solicitation of proxies?

A: We will bear the costs of soliciting the proxies for the Annual Meeting. Following the original mailing of proxy cards, this Proxy Statement and other soliciting materials, we may solicit proxies by mail, telephone, facsimile, email or in person. We will ask brokers, nominees and other record holders of our common stock to forward copies of the proxy materials to beneficial owners and request authority for the exercise of proxies. We will reimburse the record holders for their reasonable expenses upon request. We have also engaged a proxy solicitation firm to help solicit proxies to be voted at the Annual Meeting for a fee of approximately $8,000 plus certain out-of-pocket and variable charges that may be incurred.

Q: How do I contact Versant's transfer agent to update my records or inquire about a lost stock certificate?

A: Our transfer agent, BNY Mellon Shareowner Services, can be contacted at the following number: (877)261-9273. You can find additional information by visiting their website at www.bnymellon.com/shareowner/equityaccess.

You may vote on the matters described in this Proxy Statement in person or by proxy. Whether or not you plan to attend the Annual Meeting in person—we ask that you please complete and return the enclosed proxy card promptly in the enclosed addressed, postage-paid envelope, so that your shares will be represented and voted at the Annual Meeting in accordance with your wishes.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Directors Standing for Election

Our Board currently consists of five (5) directors, all of whom are standing for re-election. Each of the incumbent directors listed below has been nominated for election by the Board upon recommendation by the Nominating Committee and has agreed to stand for election. Information concerning the nominees for director is provided below.

Jochen Witte is Versant's President and Chief Executive Officer and a member of Versant's Board of Directors. He has served on Versant's Board of Directors since March 2004, following Versant's merger with Poet Holdings, Inc. and is a member of the Employee Option Committee and the Stock Buy-Back Committee of the Board. Mr. Witte has been President and Chief Executive Officer of Versant since June 2005, and he served as the Company's Chief Financial Officer and Secretary from June 2005 to June 2006. From March 2004 to June 2005, he served as President, European Operations of Versant. Prior to joining Versant, Mr. Witte was CEO of Poet Holdings Inc., a company that merged with Versant in 2004 and which he co-founded in 1993. He initially worked as Poet's Managing Director of Germany and became Poet's Chief Financial Officer in 1999 when Poet went public. Mr. Witte received a degree in Business Administration from the Berlin Technical University and also attended the University of Wales as an exchange student.

Uday Bellary has served as a director of Versant and Chairman of the Audit Committee of the Board of Directors since July 2003 and is also a member of the Compensation, Nominating and Stock Buy-Back Committees of the Board. From February 2010 to the present, Mr. Bellary has served as the Chief Financial Officer of GreenVolts, Inc., a privately held company that develops and commercializes concentrating photovoltaic (CPV) technology for solar energy applications. From May 2007 to December 2009, Mr. Bellary served as President, Chief Executive Officer and Chief Financial Officer of Wortal, Inc., and is currently serving as its Chairman of the Board. Wortal, Inc. is a privately-held company that provides consumers with value-added information on topics such as entertainment, services, local activities, home needs and work-related matters through vertical, community-oriented portals accessible from the Internet and mobile platforms. He also previously served as the Chief Financial Officer of Atrica, Inc., a privately held optical Ethernet company, on a full-time basis from November 2005 to January 2008, when Atrica was sold to Nokia Siemens Networks, and previously on a part-time basis between April 2005 and October 2005. Mr. Bellary also served as part time Executive Vice President, Finance, Administration and Operations and Chief Financial Officer of VL, Inc. a privately held VoIP services company, and as a member of its board of directors from September 2003 to November 2005 and remained an advisor until 2007. From February 2000 to August 2003, he served as the Senior Vice President, Finance & Administration and Chief Financial Officer of Metro Optix, Inc., a privately held provider of optical networking equipment, which, to satisfy its liabilities, disposed of its intellectual property and other assets to Xtera Communications and ceased operations in August of 2003. Since July 2004 Mr. Bellary has also been a member of the board of directors of Backweb Technologies Ltd., a publicly held provider of software that enables mobile workers to access web-based applications, that is no longer a reporting company under the Securities Exchange Act of 1934. Mr. Bellary received a B.S. degree in Finance, Accounting and Economics from Karnatak University and a DMA degree in Finance from the University of Bombay, India. Mr. Bellary is a Certified Public Accountant and a Chartered Accountant.

William Henry Delevati has been the Chairman of the Board since June 2005 and has served as a director of the Company since October 1999. He is currently the Chairman of the Nominating Committee and a member of the Audit, Compensation and Employee Option Committees of the Board. Mr. Delevati has also served as a consultant to various companies located in the Silicon Valley area since April 2000. From October 1999 to April 2000, Mr. Delevati served as the Senior Vice President, Information Technology and Chief Information Officer of Aspect Communications Corporation, a provider of customer call center solutions. From November 1995 to April 1999, he served as Vice President of Worldwide Information Services for Quantum Corporation, a storage device company. From April 1995 to November 1995, he was the Chief Information Officer, Senior Vice President of MIS for Conner Peripherals, a storage device company. From September 1994 to April 1995, he was the Chief Information Officer, Vice President of Worldwide MIS for Borland Corporation, a software tools company. From September 1993 to September 1994, he was the Chief Information Officer, Vice President of Worldwide MIS for Logitech, a computer peripheral device company. From December 1987 to September 1993, he was the Director of Application Development and Global Information Resources for Sun Microsystems, Inc. Mr. Delevati received a Bachelor of Science degree in Computer Science from UC Berkeley and an MBA from Arizona State University.

Dr. Herbert May has served as a director of the Company since March 2004, is currently the Chairman of the Compensation Committee and a member of the Audit, Nominating and Stock Buy-Back Committees of the Board. From November 2000 to March 2004, he served as Chairman of the board of directors of Poet Holdings, Inc., a company that merged with Versant in March 2004. Since October 2010, Dr. May has served on the board of directors of Intershop AG. In addition, Dr. May served as a member of both the Audit and Compensation Committees of Poet Holdings, Inc. Dr. May has held several leading positions at Alcatel in both Stuttgart and Paris. His last position at Alcatel was Head of the Office of Communication Division. From February 1994 to September 1995, Dr. May took a leading role as CEO in establishing DeTeSystems, a German wholly owned subsidiary of Deutsche Telekom AG that provides system solutions for telecommunications services to significant accounts in Germany. In 1995, he was appointed to the Board of Management of Deutsche Telekom AG, where he was responsible for large business customers, multimedia and systems solutions until May 1998. Currently, Dr. May manages his own consulting and investment company and is a member of the advisory boards of several IT and multimedia companies. From June 2000 to December 2008 he served on the board of directors of InfoVista S.A., a publicly held French company that provides software products that monitor and analyze the performance of telecommunications and IT infrastructures.

Bernhard Woebker has served as a director of the Company since June 2005 and was previously a director of the Company from June 1999 until the Company's merger with Poet Holdings, Inc. in March 2004. He currently serves as a member of the Audit Committee of the Board. Mr. Woebker has been a consultant to various investment banking and venture capital firms in Europe and the United States since late 1999. From January 1999 until July 2001, he served as Executive Vice President of the Company and from March 1997 until January 1999 he served as the Company's Vice President and General Manager in Europe. From 1994 to March 1997, he was the President of Versant Object Technology GmbH, an independently-owned distributorship for Versant products in Europe, which was acquired by Versant in March 1997. From 1976 until 1994, Mr. Woebker held a variety of positions in Germany and the United States with Nixdorf Computer AG, Nixdorf Computer Engineering Corp. and Siemens Nixdorf Informationssysteme AG, all information technology companies, including the position of President and CEO of Nixdorf Computer Engineering Corp. in Boston, Massachusetts from 1986 to 1989. Mr. Woebker has also served as Senior Vice President, Pyramid Technology Corp. in Europe and as Vice President, NeXT Computer, Inc. in Europe. From March 2010 to September 2010, Mr. Woebker served on the board of directors of Intershop AG. Mr. Woebker received a Masters of Science degree in Mathematics and Computer Science from the University of Hannover.

Board of Directors Meetings and Committees

During fiscal 2010, the Board held ten meetings, including telephonic meetings. The five standing committees of the Board are the Audit Committee, the Compensation Committee, the Nominating Committee, the Employee Option Committee and the Stock Buy-Back Committee. No director attended fewer than 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which he served (during the periods that he served). The Company strongly encourages the members of the Board to attend the Company's

Annual Meeting. William Henry Delevati, our Chairman of the Board and Jochen Witte, our Chief Executive Officer, attended our 2010 Annual Meeting of Shareholders.

Audit Committee. Messrs. Bellary, Delevati, May and Woebker are the current members of the Audit Committee. Messrs. Bellary, Delevati and May served as such throughout fiscal 2010 and Mr. Woebker joined the committee in May 2010. Mr. Bellary serves as the Chairman of the Audit Committee and was appointed to that position in July 2003. The Board has determined that Mr. Bellary is the "audit committee financial expert" as defined by the rules of the United States Securities and Exchange Commission (the "SEC"). The Audit Committee met eight times during fiscal 2010, including telephonic meetings. The principal responsibilities of the Audit Committee are as follows:

- monitoring the periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by the Company's independent auditors and the Company's financial and senior management;
- facilitate communication among the Company's independent registered public accounting firm, the Company's financial and senior management and the Board;
- overseeing the Company's accounting and financial reporting processes and the audit of the Company's financial statements;
- overseeing the Company's relationship with its independent registered public accounting firm and evaluating that firm's independence and performance; and

The Board has adopted a written charter for the Audit Committee. The Audit Committee's charter is available on the Investor Relations section of our website at www.versant.com/en_US/aboutus/investorrelations. Each current member of the Audit Committee meets the independence and other requirements to serve on our Audit Committee under applicable securities laws and the rules of the SEC and listing standards of The NASDAQ Stock Market.

Compensation Committee. Messrs. Bellary, Delevati and May are the current members of the Compensation Committee and served as such throughout fiscal 2010. Dr. May serves as the Chairman of the Compensation Committee and was appointed to that position in March 2005. Each member of the Compensation Committee is an "outside director" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and a "non-employee director," as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. During fiscal 2010 the Compensation Committee met five times, including telephonic meetings. The principal responsibilities of the Compensation Committee are as follows:

- reviewing the performance of the Company's executive officers, including its Chief Executive Officer and Chief Financial Officer, and determining, or recommending to the Board, their compensation, including salary, bonus awards and major perquisites;
- reviewing and approving compensation ranges for non-officer employees;
- reviewing and submitting to the Board for approval of any major compensation and benefits programs and plans, such as stock option, stock purchase, 401(k) and bonus plans, and the amendments thereto;
- administering the Company's 2005 Equity Incentive Plan and approving and authorizing option grants pursuant thereto, and administering outstanding options granted under the Company's now-expired 1996 Equity Incentive Plan;
- administering the Company's 2005 Employee Stock Purchase Plan; and

The Compensation Committee does not currently have a written charter.

Nominating Committee. Messrs. Bellary, Delevati and May are the current members of the Nominating Committee and served as such throughout fiscal 2010. Mr. Delevati serves as the Chairman of the Nominating Committee and was appointed to that position in March 2005. The Nominating Committee met once in fiscal 2010. The principal responsibilities of the Nominating Committee are as follows:

- making recommendations to the Board regarding the structure and composition of the Board and its committees; and
- identifying, considering and recommending candidates for membership on the Board.

The Nominating Committee does not currently have a written charter.

Employee Option Committee. Messrs. Delevati and Witte are the current members of the Employee Option Committee, which was established in March 2006, and have served on the committee since its inception. The Employee Option Committee did not meet or act by written consent during fiscal 2010. The principal responsibilities of the Employee Option Committee are as follows:

- making awards of stock options under the 2005 Equity Incentive Plan on standard plan terms to employees who are not executive officers of the Company and to consultants of the Company, provided the option grant does not exceed a maximum of 2,000 shares per award; and
- reporting option grants that it makes to the Board.

The Employee Option Committee does not currently have a written charter.

Stock Buy-Back Committee. Messrs. Bellary, May and Witte are the current members of the Stock Buy-Back Committee, which was established on December 1, 2008, and have served on the committee since its inception. The Stock Buy-Back Committee was formed after the close of fiscal 2008 and did not meet or act by written consent during fiscal 2010. The principal responsibilities of the Stock Buy-Back Committee were to establish pricing and other parameters of Common Stock repurchase programs approved by the Board of Directors.

The Stock Buy-Back Committee does not have a formal charter.

The Strategic Transactions Committee. The Strategic Transactions Committee did not meet or act by written consent in fiscal 2010 before it was terminated and disbanded on May 21, 2010.

Director Compensation

The following table sets forth compensation earned by the Company's Outside Directors during fiscal year 2010:

Director Compensation—Fiscal Year 2010

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Uday Bellary	$25,000	$57,534	$82,534
William Henry Delevati	$25,000	$57,534	$82,534
Herbert May	$25,000	$57,534	$82,534
Bernhard Woebker	$25,000	$57,534	$82,534

(1) Amounts reflect the share-based compensation expense recognized in fiscal 2010 by the Company for financial statement reporting purposes. For a discussion of valuation assumptions, see Note 2 to the consolidated financial statements included in Versant's annual report on Form 10-K for the fiscal year ended October 31, 2010, filed with the SEC on January 31, 2011.

Our directors who are not employees of Versant or any of its parents, subsidiaries or affiliates ("Outside Directors") receive a combination of stock options and cash compensation for serving on our Board. The one director who is a Company employee—Jochen Witte—does not receive board fees or equity for his Board service.

Cash Compensation. In fiscal 2010, Versant paid its Outside Directors cash compensation for their services as directors at a rate of $25,000 per year. The amount of compensation paid by Versant to its Outside Directors is determined by Versant's Board or a committee of the Board authorized to make such determination.

Equity Compensation. Outside Directors have previously been granted stock options under Versant's 1996 Directors Stock Option Plan (the "1996 Directors Plan") and since August 2005 have received stock options under Versant's 2005 Directors Stock Option Plan (the "2005 Directors Plan"), which replaced the 1996 Directors Plan as of August 22, 2005. The purpose of the 2005 Directors Plan is to align the Outside Directors' interests with the interests of the Company's shareholders and to provide Outside Directors an opportunity to purchase shares of Versant Common Stock.

Under the terms of the 2005 Directors Plan, each Outside Director who first becomes a member of the Board after August 22, 2005 receives an option to purchase 4,000 shares of Versant Common Stock (i) upon initially joining the Board (an "Initial Grant"), and (ii) so long as he or she continues to serve on the Board as an Outside Director, on each successive August 22 thereafter (each, such August 22 a "Succeeding Grant Date"), he or she will receive an additional option to purchase 4,000 shares of Versant Common Stock (a "Succeeding Grant"); except that, if such Outside Director has not been a member of the Board for the entire one-year period immediately preceding such Succeeding Grant Date, then the number of shares subject to the Succeeding Grant received by the Outside Director on that Succeeding Grant Date are reduced and prorated in proportion to the time during which such Outside Director served on the Board during such one-year period. Each of Versant's current incumbent Outside Directors are now eligible to receive Succeeding Grants on each successive August 22 for so long as they continue to serve on the Board as an Outside Director.

The following stock option grants have been made under the 2005 Directors Plan:

	Number of Shares Granted to Outside Directors as a Group (4 persons)(1)	Grant Date Fair Value (per share)	Exercise Price (per share)
Date of Grants:			
August 22, 2005(2)	3,784	$ 2.86	$ 4.10
August 22, 2006	8,000	$ 5.23	$ 6.13
August 22, 2007(3)	15,716	$18.11	$22.00
August 22, 2008	16,000	$22.19	$30.50
August 22, 2009	16,000	$ 9.73	$15.06
August 22, 2010	16,000	$ 6.19	$10.58
	75,500		

(1) Except as noted in footnote 2 below, the number of options granted to each Outside Director was equal in each year indicated in the table.

(2) In 2005, immediately after the shareholder approval of the 2005 Directors Plan, each Outside Director was granted a Succeeding Grant which was prorated to account for any grant made to the Outside Director in the preceeding twelve months. Each Outside Director received a grant ranging from 131 to 1,671 shares on August 22, 2005.

(3) In 2007, the 2005 Directors Plan was amended to increase the Succeeding Grant from 2,000 shares to 4,000 shares. Despite this amendment, the Succeeding Grants made on August 22, 2007 were reduced to 3,929 shares per Outside Director because there were then insufficient shares available under the 2005 Directors Plan to enable such Succeeding Grant to be 4,000 shares on that date, so the remaining available options were prorated among the Outside Directors.

Under the 2005 Directors Plan, 50% of the shares subject to an option granted under the plan vest free of a potential repurchase option of the Company on each of the first two anniversaries of the date of grant of the option, so long as the optionee continuously remains a member of the Board or a consultant to the Company. If an Outside Director's service with the Company as a director or consultant terminates, then any shares purchased by such Outside Director under an option granted under the 2005 Directors Plan that are unvested on the termination date are subject to repurchase by the Company at the option exercise price paid for such shares. In the event of certain corporate transactions (including certain change of control transactions) involving the Company, the vesting of all unvested shares subject to options granted under the 2005 Directors Plan may be accelerated. Options granted under the 2005 Directors Plan are immediately exercisable in full, subject to the vesting restrictions described above.

The Outside Directors' aggregate holdings of stock options at the end of fiscal year 2010 were as follows:

Uday Bellary	26,060
William Henry Delevati	25,600
Herbert May	24,329
Bernhard Woebker	20,115

Vote Required

The nominees for election to the Board of Directors receiving the highest number of affirmative votes of the shares entitled to be voted for them at the Annual Meeting, up to the number of directors to be elected (i.e. 5 directors), will be elected to the Board of Directors. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election of directors.

Director Nomination Process

Consideration of Director Nominees. The selection of nominees for election or appointment to the Board is the responsibility of the Company's Board of Directors. The Nominating Committee evaluates and recommends candidates for election or appointment to the Board and the Board considers the recommendations of the Nominating Committee. The Nominating Committee considers candidates for election to the Board who are suggested by members of the Board, by the Company's executive officers, by Company shareholders and others. If and when it deems appropriate, the Nominating Committee may also retain third-party recruiters to assist the Nominating Committee in identifying and evaluating candidates. The Nominating Committee did not retain any third-party recruiter or consultant in fiscal 2010 or in connection with the nomination for directors for election at the Annual Meeting and no fee was paid to any third party to identify or evaluate any nominee for election to the Board at the Annual Meeting.

Evaluation and Qualification of Directors. The Nominating Committee will assess each candidate's experience and skills against the qualifications described below, the then-current composition and size of the Board and the Nominating Committee's determination of the Company's needs. The Nominating Committee has not established any specific minimum qualifications for Nominating Committee-nominated candidates, but believes that nominees for the Board must possess strong personal ethics, an appreciation of directors' responsibilities, business skills, experience in exercising judgment, and the ability and willingness to devote adequate time to service on the Board. The Nominating Committee will review various factors in assessing candidates, including but not limited to the candidate's integrity, independence, business experience, judgment, demonstrated leadership skills, technical background, familiarity with the Company's industry and knowledge of accounting and financial matters and may, but need not, consider diversity factors in evaluating potential nominees. The Nominating Committee will also consider a candidate's other commitments and the extent to which the candidate possesses specific skills that are complementary to those of other directors. In evaluating potential candidates the Nominating Committee will review a candidate's background in a manner and to the extent it deems appropriate. The Nominating Committee will also conduct and arrange for interviews of the candidate by members of the Board, whose opinions will be considered by the Nominating Committee. Potential nominees suggested by shareholders who comply with the procedures described below under "Shareholder Recommendations" will be evaluated by the Nominating Committee on the same basis as other potential nominees. In fiscal 2010, the Company did not receive any recommendations for nominees for election to the Board from shareholders.

Shareholder Recommendations. The Nominating Committee will consider suggestions of nominees that are timely submitted by shareholders who accompany their suggestion with delivery of the written materials described below. These recommendations and written materials must be delivered to the Company and addressed to the Nominating Committee at the Company's principal offices as provided below. To be timely, these written materials must be submitted to the Company within the time permitted for submission of a shareholder proposal for inclusion in the Company's Proxy Statement for its annual meeting of shareholders. The written materials that a shareholder must submit to recommend or suggest a nominee are: (1) the name(s) and address(es) of the shareholder(s) making the recommendation and the amount of the Company's securities which are owned beneficially and of record by such shareholder(s); (2) appropriate biographical information about the recommended nominee (including a business address and a telephone number) and a statement as to the recommended individual's qualifications, with a focus on the criteria described above; and (3) any material interest of the submitting shareholder(s) in the nomination or any affiliation or relationship of the submitting shareholder(s) to the nominee(s).

Any shareholder(s) proposals for nominations will be considered by the Nominating Committee and should be addressed as follows:

Versant Corporation
Attention: The Chairman of the Nominating Committee c/o Secretary
255 Shoreline Drive, Suite 450
Redwood City, CA 94065 USA

Director Independence

The Board has determined that directors Uday Bellary, William Henry Delevati, Dr. Herbert May and Bernhard Woebker qualify as independent directors under the rules of The NASDAQ Stock Market. The NASDAQ independence definition includes a series of objective tests, including that a director may not be a Company employee and that the director has not engaged in various types of business dealings with the Company. In addition, as further required by the NASDAQ rules, the Board of Directors has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board of Directors, would interfere with the exercise of such director's independent judgment in carrying out the responsibilities of a director.

Board Leadership Structure

Versant's Board of Directors is currently composed of five directors: four Outside Directors and Jochen Witte, the Company's President and Chief Executive Officer. William Henry Delevati, an Outside Director, serves as Chairman of the Board of Directors. In addition, the Chairman of each Versant Board Committee having a chair is also an Outside Director, and different Outside Directors currently serve as chairmen of the Audit, Compensation and Nominating Committees of the Board. Although Mr. Witte serves on several Board Committees, he does not serve on the Audit or Compensation Committees of the Board, nor does he chair any Board Committee of which he is a member. The Board believes that the existing leadership structure of the Board and its Committees is appropriate based on the size of the Board and the Company's current circumstances. The Board takes an active role in its oversight function and periodically holds executive sessions of Board and Board committee meetings to enable and encourage candid discussions of issues. The Board administers its oversight function, in part, by having key authority roles on various Board committees held by different Outside Directors, and the Board believes that this shared leadership practice encourages greater interest and participation in risk oversight by all members of the Board.

Shareholder Communications to the Board of Directors

Shareholders of the Company may communicate with the Company's Board of Directors or any individual director through the Company's Secretary by sending an email to directors@versant.com or by writing to the following address:

Versant Corporation
Attention: Board of Directors c/o Secretary
255 Shoreline Drive, Suite 450
Redwood City, CA 94065 USA

The Company's Secretary will forward the correspondence to the Board (or any indicated individual director), except for spam, junk mail, mass mailings, product complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material. The Company's Secretary may forward certain correspondence, such as product-related inquiries, to the appropriate destinations within the Company for review and possible response.

Code of Conduct and Ethics

The Board has adopted a Code of Conduct and Ethics that applies to the Company's Board of Directors, principal executive officer, principal financial officer, and all other employees of the Company. The Code of Conduct and Ethics is intended to provide our employees, officers and directors with an understanding of how Versant does business. The Code of Conduct and Ethics is posted on the Investor Relations section of our website at www.versant.com/en_US/aboutus/vsnt_code_of_conduct_rev2008.pdf. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of this Code of Conduct and Ethics by posting such information on our website at www.versant.com/en_US/aboutus/investorrelations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Our only class of voting securities is our Common Stock. The following table presents information regarding the beneficial ownership of our Common Stock (which includes certain securities exercisable for or convertible into Common Stock) as of February 15, 2011 by:

- each shareholder known by us to be the beneficial owner of more than 5% of our Common Stock;
- each of our directors and nominees;
- each "Named Executive Officer" (as defined below under "Executive Compensation—Versant's Named Executive Officers"); and
- all current directors, nominees and executive officers as a group.

The percentage of beneficial ownership for the following table is based on 3,186,909 shares of Common Stock outstanding as of February 15, 2011. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares issuable upon the exercise of options and warrants within 60 days of February 15, 2011 (that is, April 16, 2011) are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of Common Stock of such person but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of Common Stock of any other person. Unless otherwise indicated, each beneficial owner listed below maintains a mailing address of c/o Versant Corporation, 255 Shoreline Drive, Suite 450, Redwood City, California 94065.

	Shares of Common Stock Beneficially Owned	
Name of Beneficial Owner	**Number of Shares**	**Percentage of Shares Outstanding**
5% Shareholders:		
Nantahala Capital Management, LLC(1) 100 First Stamford Plaza, Second Floor Stamford, Connecticut 06902	222,910	7.0%
Royce & Associates, LLC(2) 745 Fifth Avenue New York, New York 10151	205,104	6.4%
Renaissance Technologies LLC(3) 800 Third Avenue, 33rd Floor New York, New York 10022	201,100	6.3%

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	
	Number of Shares	Percentage of Shares Outstanding
Directors and Executive Officers:		
Jochen Witte(4)	142,603	4.5%
Jerry Wong(5)	50,079	1.6%
William Henry Delevati(6)	26,600	*
Uday Bellary(7)	26,060	*
Herbert May(8)	21,529	*
Bernhard Woebker(9)	24,115	*
Directors and executive officers as a group (6 persons)	290,986	9.1%

(1) Based solely on information contained in a Schedule 13G filed by Nantahala Capital Management, LLC with the Securities and Exchange Commission on February 10, 2011.

(2) Based solely on information contained in a Schedule 13G/A filed by Royce & Associates, LLC with the Securities and Exchange Commission on January 6, 2011.

(3) Based solely on information contained in a Schedule 13G filed by Renaissance Technologies LLC with the Securities and Exchange Commission on February 11, 2011.

(4) Includes 15,120 shares of Common Stock owned by Mr. Witte's spouse and 80,058 shares of Common Stock subject to options exercisable within 60 days of February 15, 2011.

(5) Includes 43,464 shares of Common Stock subject to options exercisable within 60 days of February 15, 2011.

(6) Includes 25,600 shares of Common Stock subject to options exercisable within 60 days of February 15, 2011.

(7) Includes 26,060 shares of Common Stock subject to options exercisable within 60 days of February 15, 2011.

(8) Includes 21,529 shares of Common Stock subject to options exercisable within 60 days of February 15, 2011.

(9) Includes 20,115 shares of Common Stock subject to options exercisable within 60 days of February 15, 2011.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information regarding equity compensation plans (including individual compensation arrangements) as of October 31, 2010:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity Compensation Plans approved by security holders	515,287	$16.84	219,808
Equity Compensation Plans not approved by security holders	—	—	—
	515,287	$16.84	219,808

(1) These shares were available for issuance under the following Equity Compensation plans as of October 31, 2010:

2005 Employee Incentive Plan	149,642
2005 Directors Stock Option Plan	22,000
2005 Employee Stock Purchase Plan	48,166
	219,808

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires Versant's directors and officers, and persons who own more than 10% of a registered class of Versant's equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish Versant with copies of all Section 16(a) forms they file. Based solely on the review of the copies of such forms furnished to Versant and written representations from the executive officers and directors of the Company, Versant believes that all Section 16(a) filing requirements were met during fiscal 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions Policy and Procedures

Excluding compensation (whether cash, equity or otherwise), any related party transaction involving a Company director or executive officer must be reviewed and approved by the Audit Committee of the Board of Directors. Any member of the Audit Committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. Related parties include any director or executive officer, any nominee for election to the Board, certain shareholders and any of their "immediate family members" (as defined by SEC regulations). To identify any related party transaction, the Company requires each director and executive officer to complete each year a questionnaire requiring disclosure of any transaction in which the director, executive officer or any immediate family member might have an interest. In addition, the Board of Directors determines annually which directors are "independent" under the rules of the NASDAQ Stock Market and reviews any director relationship that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

Certain Related Party Transactions

The Company's Articles of Incorporation and Bylaws contain provisions that limit the liability of directors and require the Company to indemnify directors and executive officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. Under those Articles of Incorporation, as permitted under the California General Corporation Law, directors are not liable to the Company or its shareholders for monetary damages arising from a breach of their fiduciary duty of care as directors. In addition, the Company has entered into an indemnity agreement with each director and executive officer that provides for indemnification of the directors and executive officers against certain liabilities that may arise by reason of their status or service as a director or executive officer. The Company purchases insurance to cover claims or a portion of any claims made against its directors and executive officers. These provisions and arrangements do not, however, affect liability for any breach of a director's duty of loyalty to the Company or its shareholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived an improper personal benefit or liability for the payment of a dividend in violation of California law. Such limitation of liability also does not limit a director's liability for violation of, or otherwise relieve our directors or executive officers from the necessity of complying with, federal and state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission. In addition, certain executive officers of the Company have certain employment and/or retention incentive agreements with the Company, which are summarized below under "Executive Compensation—Employment Contracts, Termination of Employment and Change-in-Control Agreements".

Other than these indemnification arrangements and the compensation of directors and Named Executive Officers as described elsewhere in this Proxy Statement, to the Company's knowledge there has not been since the beginning of fiscal year 2010 and there is not currently proposed any transaction in which the Company was or is to be a participant, in which the amount involved exceeds $120,000 or one percent of Versant's total assets at year end for the last two completed fiscal years; and in which any director, executive officer, 5% shareholder or any of their "immediate family members" (as defined by SEC regulations) had or will have a direct or indirect material interest.

SHAREHOLDER PROPOSALS

Shareholders are entitled to present proposals for consideration at forthcoming shareholder meetings provided that they comply with the proxy rules promulgated by the SEC and our bylaws. Proposals of shareholders intended to be presented at the Company's Annual Meeting of Shareholders to be held in 2012 for its fiscal year ended October 31, 2011, or "2012 Meeting," must be received by the Company at its principal executive offices by no later than 120 days prior to March 11, 2012 (that is, November 11, 2011) (the "Deadline Date") to be included in the Company's Proxy Statement and form of proxy relating to that meeting. If a shareholder wishes to present a proposal directly at the 2012 Meeting that is not to be included in the Company's proxy materials for that meeting, then under SEC Rule 14a-4(c)(1) proxies solicited by the Company for the 2012 Meeting may be voted by the Company's proxy holders in their discretion with respect to such proposal unless the Company receives written notice of the proposal by no later than the close of business on January 26, 2012 (the "Discretionary Deadline Date"). Even if such a shareholder proposal is timely received by the Discretionary Deadline Date, the Company retains discretion to vote proxies it receives on such proposal provided that (1) the Company includes in its Proxy Statement advice on the nature of the proposal and how it intends to exercise its voting discretion on such proposal and (2) the proponent of the proposal does not provide the Company by the Discretionary Deadline Date with a written statement by that it intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable law to carry the proposal, includes the same statement in its proxy materials filed under SEC Rule 14a-6, and immediately after soliciting the requisite percentage of shareholders required to carry the proposal, provides the Company with a statement from any solicitor or other person with knowledge that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable law to carry out the proposal. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to, any proposal that does not comply with these and other applicable requirements. Although the Company has not yet determined the date on which its 2012 Meeting will be held, it currently expects that the date of the 2012 Meeting will be approximately the same date as this year's Annual Meeting. If that is not the case, then the Deadline Date and the Discretionary Deadline Date indicated in the preceding paragraph will be changed and may be a later date. Pursuant to SEC Rule 14a-5(f), the Company will provide shareholders with notice of any such change in the Deadline Date and the Discretionary Deadline Date for the 2012 Meeting under a report that it subsequently files with the SEC on Form 10-Q or other permitted filing.

OTHER MATTERS

The Board does not presently intend to bring any other matters before the Annual Meeting not described in this Proxy Statement, and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the Notice of the Annual Meeting. As to any business that may properly come before the Annual Meeting, however, it is intended that the proxies, in the form enclosed, will be voted in respect of any such other matters in accordance with the judgment of the persons voting such proxies.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares you hold. You are, therefore, urged to mark, sign, date, and return the accompanying proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose.

AVAILABILITY OF ANNUAL REPORT

A copy of the Company's Annual Report on Form 10-K, as filed with the SEC, is available free of charge, upon written request to Versant Corporation, Attn: Investor Relations, 255 Shoreline Drive, Suite 450, Redwood City, California 94065 USA or call (650) 232-2400.

EXECUTIVE COMPENSATION

Background—Role of the Compensation Committee and Processes

The Compensation Committee has the exclusive authority to establish the level of base salary payable to Versant's executive officers and also has the responsibility for approving the individual bonus programs for Versant's Chief Executive Officer and its other executive officers for each fiscal year, and to determine at the end of the fiscal year the extent to which the bonus has been earned. The Compensation Committee also reviews and makes recommendations to the Company's Board of Directors to ensure that other aspects of Versant's compensation and benefit programs are consistent with Versant's compensation philosophy.

Mr. Witte, Versant's Chief Executive Officer, annually reviews the performance of each of Versant's other executive officers. The conclusions reached by Mr. Witte, and his recommendations based on these reviews, including his recommendations with respect to base salary, target annual bonus levels and performance targets, and target annual long-term incentive option award values, are presented by Mr. Witte to the Compensation Committee, which may modify or supplement any recommendation made by the Chief Executive Officer in its discretion, and the Compensation Committee has historically made adjustments and additions modifying the Chief Executive Officer's recommendations. The Compensation Committee makes all final compensation decisions for each of Versant's Named Executive Officers (as defined below). Compensation Committee meetings typically have included, for all or a portion of each meeting, not only the Compensation Committee members but also Versant's Chief Executive Officer and Chief Financial Officer, although these officers do not attend those portions of the Compensation Committee meetings in which their personal compensation program is determined by the Compensation Committee. In addition, Bernhard Woebker, one of Versant's outside directors, has typically attended Compensation Committee meetings because the Committee members believe Mr. Woebker has had significant management and operational experience with technology-oriented companies that enable him to provide useful input to the Compensation Committee regarding executive compensation matters.

The Compensation Committee has the authority to engage the services of outside advisors but historically, including for fiscal 2010, has not done so, given the Company's size, the small number of the Company's executive officers, the relative lack of complexity of the Company's compensation programs and the costs associated with retaining such an advisor. In fiscal 2010 management did not engage any compensation consultants to provide advice or recommendations on the amount or form of executive and director compensation,

Versant's Named Executive Officers

SEC regulations define "Named Executive Officers" as the individuals (i) who served as the Company's Chief Executive Officer and Chief Financial Officer during fiscal 2010, (ii) the Company's three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer) who were serving as executive officers at the end of fiscal 2010, if any, and (iii) up to two other persons who would have come within the description of other highly compensated officers in clause (ii) but for the fact that they were not serving as an executive officer of the Company at the end of fiscal 2010, if any.

During Versant's fiscal year ended October 31, 2010, its only Named Executive Officers were Jochen Witte, Versant's President and Chief Executive Officer, and Jerry Wong, Versant's Vice President, Finance, Chief Financial Officer and Secretary (together referred to in this Proxy Statement as the "Named Executive Officers"). Versant has no other executive officers as of the date of this Proxy Statement and, except for Messrs. Witte and Wong, had no other executive officers during fiscal 2010.

Mr. Witte and Mr. Wong currently serve in the positions indicated for them in the following table. Biographical information for Mr. Witte is found on page 8 of this Proxy Statement under "Proposal No. 1—Election of Directors—Nominees" and biographical information for Mr. Wong is set forth immediately below the following table.

Name of Officer	Age	Title
Jochen Witte	**50**	**President and Chief Executive Officer**
Jerry Wong	**59**	**Vice President, Finance, Chief Financial Officer and Secretary**

Jerry Wong has been Versant's Vice President, Finance and Chief Financial Officer and Secretary since June 2006. Prior to his appointment to these positions with Versant, from March 2003 to December 2005 Mr. Wong served as Chief Financial Officer and a consultant for Companion Worlds, Inc., a privately held company that provided technology enabling instructional content for mobile digital devices. From March 2004 to June 2006 Mr. Wong also served as a financial consultant for Vega Vista, Inc., a privately held company developing solutions for accessing and interacting with rich content on small displays, such as those on handheld devices. From January 2000 to November 2008 Mr. Wong served as an independent trustee for Firsthand Mutual Funds and also served for four years as chairperson of the Firsthand Mutual Fund's audit committee. From 1995 to October 2002 Mr. Wong was Vice President of Finance for Poet Software Corporation and Poet Holdings, Inc. and from 2000 to October 2002 he was Executive Vice President of U.S. operations for Poet Software Corporation, an affiliate of Poet Holdings, Inc. Poet Holdings, Inc. was a provider of object-oriented database and e-catalog solutions that merged with Versant in March 2004. Mr. Wong holds a B.S. degree in Business Administration from the University of San Francisco.

Provided in the tables and narrative below is certain information regarding compensation earned by our Named Executive Officers for fiscal years 2010 and 2009.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Option Awards (a)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation	Total ($)
Jochen Witte	2009	$311,273(b)	$126,955	$88,500(c)	$15,237(d)	$541,965
President and Chief Executive Officer	2010	$291,034(b)	$141,383	$62,798(c)	$12,552(d)	$507,767
Jerry Wong	2009	$190,000	$ 87,305	$57,869(e)	$ —	$335,174
Vice President, Finance and Secretary Chief Financial Officer	2010	$190,000	$ 96,968	$78,532(e)	$ —	$365,500

(a) Amounts reflect the share-based compensation expense recognized by the Company for financial statement reporting purposes. For a discussion of valuation assumptions, see Note 2 to the consolidated financial statements included in Versant's annual report on Form 10-K for the fiscal year ended October 31, 2010, filed with the SEC on January 31, 2011. See the Plan Based Awards table below for information on fiscal 2010 stock option grants.

(b) Mr. Witte's salary is paid in euros and translated each month using the average monthly exchange rate for inclusion in the Company's financial statements. For fiscal 2010, Mr. Witte was paid €216,000, which translated to approximately $291,034 at an average exchange rate of 1.3474 dollars per euro. For fiscal 2009, Mr. Witte was paid €228,500 (a base salary of €216,000, plus €12,500 for additional duties during the period between 1/1/09 and the commencement of work of Versant's VP of North American Sales) which translated to approximately $311,273 at an average exchange rate of 1.3622 dollars per euro.

(c) Incentive compensation payable in the first quarter following the fiscal year in which it is earned.

(d) Amounts paid by the Company for life insurance premiums and auto lease payments.

(e) Incentive compensation payable in the first quarter following the fiscal quarter or fiscal year in which it is earned.

Mr. Witte. In September 2009, the Compensation Committee approved an employment agreement for Mr. Witte, who is based in Germany and whose base salary is paid in Euros, which continued his base salary at the annual rate of €216,000. For fiscal 2010 and 2009, Mr. Witte's annual base salary rate was €216,000. For fiscal 2010, Mr. Witte's bonus program entitled him to earn cash bonuses based on three separate components: (1) a bonus based on the amount of the Company's net income for fiscal 2010, under which he earned $12,798, (2) a bonus based on the Company's revenues for fiscal year 2010, which he did not earn, and (3) a discretionary bonus of $50,000 based on strategic progress in Versant's business as determined in the discretion of the Compensation Committee. For fiscal 2009, Mr. Witte's bonus program entitled him to earn cash bonuses based on three separate components: (1) a bonus based on the amount of the Company's net income per share for fiscal 2009, under which he earned $53,500, (2) a bonus based on the Company's revenues for fiscal year 2009, which he did not earn and (3) a discretionary bonus of $35,000 based on strategic progress in Versant's business as determined in the discretion of the Compensation Committee.

Mr. Wong. Mr. Wong's annual base salary rate for fiscal 2009 and fiscal 2010 was $190,000.

For his fiscal 2010 bonus program, Mr. Wong was entitled to receive cash bonuses based on two separate components: (1) a bonus based on the amount of the Company's net income for fiscal 2010, under which he earned $8,532 and (2) a bonus based on achievement by Mr. Wong of certain operational objectives determined by Versant's Chief Executive Officer under which he earned $70,000.

For his fiscal 2009 bonus program, Mr. Wong was entitled to receive cash bonuses based on two separate components: (1) a bonus based on the amount of the Company's net income per share for fiscal 2009, under which he earned $17,869 and (2) a bonus based on achievement by Mr. Wong of certain operational objectives determined by Versant's Chief Executive Officer, under which he earned $40,000.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Chief Executive Officer's Employment Arrangements. On September 9, 2009, Versant and our subsidiary, Versant GmbH ("Versant Germany"), entered into a Joint Employment Agreement and Managing Director Service Contract (the "Employment Agreement") with Jochen Witte, Versant's Chief Executive Officer and President. The Agreement sets forth terms of Mr. Witte's employment as Versant's Chief Executive Officer and President and as the Managing Director of Versant Germany and replaced and superseded his prior employment agreement that was entered into in November 2006 and which would have expired in October 2009. The Employment Agreement provides that, as Managing Director of Versant Germany, Mr. Witte is to be paid a base salary by Versant Germany at the rate of €216,000 per year. The agreement also provides that, for each Versant fiscal year during the term of the Agreement after fiscal 2009, Versant's Board of Directors or the Compensation Committee of the Board will establish a contingent incentive bonus program for Mr. Witte with a total target bonus of not less than $240,000 and determine whether he is to be granted any additional stock options.

Under his Employment Agreement, if Mr. Witte's employment as Managing Director of Versant Germany is terminated without cause, then he is entitled to receive a lump sum cash severance payment equal to his annual base salary plus an amount equal to all contingent incentive bonus payments paid to him by Versant during the last four completed fiscal quarters ended immediately preceding his termination without cause, subject to Mr. Witte's signing a release agreement. The Employment Agreement also provides that the vesting of all Mr. Witte's then outstanding unvested stock options or other unvested equity awards will be (i) accelerated by 12 months of vesting if Mr. Witte's employment as Versant's Chief Executive Officer is terminated without cause, or (ii) accelerated in full if such employment is terminated without cause or is terminated by Mr. Witte for "good reason" within 12 months after a change of control transaction involving the Company, in each case subject to Mr. Witte signing a release agreement.

Chief Financial Officer's Employment Arrangements. On September 9, 2009, Versant entered into a Retention Incentive Agreement with Mr. Wong which provides him with severance benefits upon his termination of employment following certain change of control transactions involving the Company. The agreement provides that if Mr. Wong's employment is terminated without cause or is terminated by him for "good reason" within 12 months of a change of control transaction involving the Company, then (i) the vesting of Mr. Wong's then outstanding unvested stock options or other unvested equity awards of the Company may be accelerated for up to a maximum of 36 months of vesting (with the extent of vesting based on Mr. Wong's tenure with the Company) and (ii) Mr. Wong would be entitled to be paid cash severance of an amount not to exceed 50% of his annual target compensation (with the actual amount payable determined in part on Mr. Wong's tenure with the Company), in each case subject to Mr. Wong signing a release.

Grants of Plan-Based Awards, Fiscal Year 2010

The following table shows all plan-based awards granted to our Named Executive Officers during fiscal year 2010. Certain of the stock option awards shown in this table (those granted in fiscal year 2010) are also reported in the Outstanding Equity Awards at Fiscal Year End table on page 27.

Name	Grant Date	Option Awards: Number of Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Jochen Witte	11/30/2009	20,000	$18.80	$153,314
Jerry Wong	11/30/2009	15,000	$18.80	$114,986

(1) These amounts do not reflect compensation actually received. Rather, they reflect the share based compensation valuation for financial reporting purposes. The assumptions used to calculate the value of these stock option grants are set forth in Note 10 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2010, filed with the SEC on January 31, 2011.

Equity-Based Long Term Incentive Compensation. We do not have any program, plan or practice that requires us to grant stock options to Versant's executive officers on specified dates, however, we generally (but not exclusively) consider stock option grants to Versant's executives on an annual basis, typically following fiscal year end when preliminary results for the preceding fiscal year are available for review by the Compensation Committee and forecasts for the following fiscal year are presented by management for review by the Board of Directors.

Outstanding Equity Awards at Fiscal Year-End, Fiscal Year 2010

The following table shows all outstanding equity awards held by our Named Executive Officers at the end of fiscal year 2010 (which ended on October 31, 2010). Certain of the stock option awards shown in this table (those granted in fiscal year 2010) are also reported in the Grants of Plan-Based Awards table on page 26.

	Option Awards(1)				
		Number of Securities Underlying Unexercised Options at October 31, 2010			
Name	Grant Date	Exercisable (#)	Unexercisable (#)	Option Exercise Price	Option Expiration Date
Jochen Witte	11/30/2009	6,111	13,889	$18.80	11/30/2019
	11/25/2008	12,777	7,223	$12.47	11/25/2018
	11/29/2007	19,444	556	$20.98	11/29/2017
	11/27/2006	20,000	—	$10.37	11/27/2016
	11/29/2005	6,628	—	$ 3.69	11/29/2015
	3/18/2004	875	—	$ 3.50	9/5/2012
	3/18/2004	2,800	—	$10.50	1/24/2012
	3/18/2004	4,200	—	$27.50	3/18/2014
Total		72,835	21,668		
Jerry Wong	11/30/2009	3,750	11,250	$18.80	11/30/2019
	11/25/2008	9,581	5,419	$12.47	11/25/2018
	11/29/2007	9,722	278	$20.98	11/29/2017
	2/26/2007	6,500	—	$18.18	2/26/2017
	6/27/2006	7,800	—	$ 6.80	6/27/2016
Total		37,353	16,947		

(1) These options first vest and become exercisable with respect to 25% of the shares subject to the option nine months after the grant date, and thereafter vest and become exercisable with respect to 2.78% of the shares subject to the option each month thereafter, subject to the option holder's continued employment or service relationship with the Company.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is composed of four independent directors and operates under a written charter approved by the Audit Committee and adopted by the Board, a copy of which is available for viewing on the Investor Relations section of our website at www.versant.com. Uday Bellary, William Henry Delevati, Bernhard Woebker and Dr. Herbert May are the current members of the Audit Committee. All members of the Audit Committee (other than Mr. Woebker, who joined the Audit Committee in May 2010), were members of the Audit Committee during the entire fiscal year ended October 31, 2010. The Audit Committee recommended to the Board the selection of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal 2010.

Management is responsible for the Company's internal controls and the financial reporting process. Grant Thornton LLP is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes, including by engaging in discussions with management and Grant Thornton LLP.

In this context, the Audit Committee has reviewed and discussed the Company's audited financial statements for fiscal 2010 with Versant's management and with Grant Thornton LLP. As part of this discussion, management has confirmed to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. During the fiscal year ended October 31, 2010 the Audit Committee also reviewed and discussed with Versant's management and Grant Thornton LLP, the Company's independent auditor, the Company's quarterly earnings announcements, consolidated financial statements, and related periodic reports filed with the SEC.

The Audit Committee also has discussed with Grant Thornton LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. The Audit Committee has received the written disclosures and the letter from Grant Thornton LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The Audit Committee also has discussed with Grant Thornton LLP that firm's independence. Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and its charter, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in our Annual Report on Form 10-K for the Company's fiscal year ended October 31, 2010.

The preceding report of the Audit Committee of the Company's Board of Directors is required by the SEC and shall not be deemed to be incorporated by reference into any filing under the Securities Act or under the Exchange Act by any general statement incorporating by reference this Proxy Statement, and shall only be incorporated into other filings to the extent that the Company specifically incorporates this information by reference, and shall not be deemed soliciting material or filed under the Securities Act or Exchange Act.

AUDIT COMMITTEE
Uday Bellary
William Henry Delevati
Dr. Herbert May
Bernhard Woebker

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Nominees

At the Annual Meeting, shareholders will elect five directors to the Board of Directors, each to hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation, or removal. Shares represented by the accompanying proxy will be voted "**For**" the election of the five nominees recommended by the Board of Directors who are named in the following table, unless the proxy is marked in such a manner as to withhold authority to so vote. Each of the nominees is currently a director of Versant.

Versant has no reason to believe that the nominees for election will not be available to serve their prescribed terms. If any nominee for any reason is unable to serve or will not serve, however, the proxy may be voted for such substitute nominee as the persons appointed in the proxy may in their discretion determine.

The following table sets forth certain information concerning the nominees, which information is based on data furnished to Versant by the nominees:

Name of Director	Age	Principal Occupation	Director Since
Jochen Witte(4,5)	50	President & Chief Executive Officer of the Company	2004
Uday Bellary(1,2,3,5)	56	Chief Financial Officer of Greenvolts, Inc.	2003
William Henry Delevati(1,2,3,4)	62	Chairman of the Board of Versant	1999
Herbert May(1,2,3,5)	61	Consultant	2004
Bernhard Woebker(1)	61	Consultant	2005

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating Committee

(4) Member of Employee Option Committee

(5) Member of the Stock Buy-Back Committee

For details regarding Board qualifications and the specific experiences, qualifications and skills of each of our director nominees, please see "Board of Directors and Corporate Governance—Directors Standing for Election" included elsewhere in this Proxy Statement.

The Board of Directors has unanimously approved the foregoing slate of nominees for election to the Company's Board of Directors and recommends that shareholders vote *FOR* the election of each of the nominees named above.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Grant Thornton LLP, an independent registered public accounting firm, to audit the financial statements of Versant for the current fiscal year ending October 31, 2011. Grant Thornton LLP has served as the Company's independent registered public accounting firm since June 2003. The Company expects that representatives of Grant Thornton LLP will be present at the Annual Meeting, will be available to answer any appropriate questions, and will have the opportunity to make a statement if they desire to do so.

If our shareholders fail to ratify the appointment, the Audit Committee will reconsider its appointment of Grant Thornton LLP as our independent registered public accounting firm for our fiscal year ending October 31, 2011, but reserves the right to elect to retain Grant Thornton LLP as the Company's independent registered public accounting firm. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

Principal Accountant Fees and Services

The independent registered public accounting firm of Grant Thornton LLP was selected to serve as the Company's independent registered public accountant to perform the audit of the Company's financial statements for the fiscal years ended October 31, 2010 and 2009.

The table below sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees billed for services rendered by the Company's principal accountant in our fiscal years ended October 31, 2010 and 2009.

	Fiscal 2010	Fiscal 2009
Audit Fees	$399,907	$395,019
Audit-Related Fees	—	8,560
Tax Fees	—	—
All Other Fees	—	—
Total All Fees	$399,907	$403,579

Audit Fees. These amounts include aggregate fees billed for professional services rendered in connection with Grant Thornton LLP's audit of Versant's annual consolidated financial statements for fiscal 2009 and fiscal 2010, the reviews of Versant's consolidated financial statements included in its Quarterly Reports on Forms 10-Q for each of those fiscal years, and the attestation services for the statutory audits of international subsidiaries.

Audit-Related Fees. These amounts include professional services rendered in connection with a certain regulatory filing made by the Company.

Tax Fees. We did not incur any Tax Fees during these periods.

All Other Fees. We did not incur any Other Fees during these periods.

Policy on Audit Committee Pre-Approval of Services Performed by the Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve at the beginning of each fiscal year all audit and permissible non-audit services to be provided by the independent registered public accounting firm during that fiscal year. The Audit Committee pre-approves these services by authorizing specific projects within the categories of service outlined above. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee considered the services listed above to be compatible with maintaining Grant Thornton LLP's independence.

Vote Required and Board of Directors' Recommendation

The vote required to approve this proposal is the affirmative vote of a majority of the outstanding shares of the Company's Common Stock entitled to vote, the holders of which are present in person or represented by proxy at the Annual Meeting and voting on this proposal, which affirmative vote must also include the affirmative vote of at least a majority of the required quorum. Neither an abstention nor a broker non-vote will be counted as a vote "**For**" or "**Against**" this proposal, *provided, however*, that abstentions and broker non-votes can have the effect of preventing approval of a proposal where the number of affirmative votes, although a majority of the votes cast, does not constitute a majority of the required quorum.

The Board of Directors has unanimously approved this proposal and recommends that shareholders vote *FOR* the ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal year 2011.

PROPOSAL NO. 3
APPROVAL OF AMENDMENT TO
VERSANT'S 2005 EQUITY INCENTIVE PLAN

Shareholders are being asked to approve an amendment to Versant's 2005 Equity Incentive Plan (the "2005 Equity Incentive Plan"), which amendment was approved by the Board and recommended by the Compensation Committee on February 22, 2011, to increase the number of shares of Common Stock reserved for issuance under the 2005 Equity Incentive Plan by 300,000 shares, from 855,685 to 1,155,685 shares. As of January 31, 2011, an aggregate of 10,492 shares remained available for grant under the 2005 Equity Incentive Plan (without giving effect to this proposed amendment to the 2005 Equity Incentive Plan). The Board believes that adding shares to the 2005 Equity Incentive Plan is in the best interests of the Company because it will permit the Company to continue to attract and retain employees and other eligible participants under the 2005 Equity Incentive Plan by providing them with appropriate equity incentives. The 2005 Equity Incentive Plan plays an important role in the Company's efforts to attract and retain employees of outstanding ability.

Set forth below is a summary of the principal features of the 2005 Equity Incentive Plan, which summary is qualified in its entirety by reference to the terms and conditions of the 2005 Equity Incentive Plan. The Company will provide, without charge and upon request, to each person to whom a Proxy Statement is delivered, a copy of the 2005 Equity Incentive Plan. Any such request should be directed as follows:

Versant Corporation,
Attn: Secretary
255 Shoreline Drive, Suite 450
Redwood City, CA 94065 USA
Tel: (650) 232-2400
Fax: (650) 232-2401

A copy of the 2005 Equity Incentive Plan (which does not incorporate the proposed amendment which is the subject of this proposal) is attached as Exhibit 99.01 to Versant's registration statement on Form S-8 filed with the SEC on June 12, 2009. This Form S-8 (and the attached copy of the 2005 Equity Incentive Plan) can be found and viewed on the SEC's EDGAR website at *http://www.sec.gov/edgar.shtml.*

Incentive Plan History

On June 1, 2005 the Company's Board of Directors (including all the members of the Compensation Committee of the Board) adopted the 2005 Equity Incentive Plan as a successor and replacement to the Company's 1996 Equity Incentive Plan (the "1996 Incentive Plan"), which was scheduled to expire in May, 2006. At the Company's Annual Meeting of Shareholders on August 22, 2005, the Company's shareholders approved the adoption of the 2005 Equity Incentive Plan. On that date, the Company immediately terminated the use of the 1996 Incentive Plan and ceased to grant stock options or other stock awards under the 1996 Equity Incentive Plan, and instead began granting them under the 2005 Equity Incentive Plan. At the Company's Annual Meeting of Shareholders on April 23, 2007, the Company's shareholders approved an amendment to the 2005 Equity Incentive Plan (previously approved by the Board) to increase the number of shares of Common Stock issuable thereunder by 200,000 shares to 655,685 shares. On April 24, 2009, the Company's shareholders approved an amendment to the 2005 Equity Incentive Plan (previously approved by the Board) to increase the number of shares of Common Stock issuable thereunder by 200,000 shares to 855,685 shares. On February 22, 2011, Versant's Board of Directors approved an amendment to the 2005 Equity Incentive Plan to increase the number of shares of Common Stock issuable thereunder by 300,000 shares to 1,155,685 shares, subject to obtaining approval of such amendment by the Company's shareholders, which is sought by this Proxy Statement.

Shares Subject to the 2005 Equity Incentive Plan

The stock subject to issuance under the 2005 Equity Incentive Plan consists of shares of the Company's authorized but unissued Common Stock. As of January 31, 2011, options to purchase a total of 545,781 shares of our common stock were outstanding under the plan and 10,492 shares remained available for future issuance of stock options under the 2005 Equity Incentive Plan (excluding the increase of 300,000 shares for which shareholder approval is now being sought). As of January 31, 2011, the Board had reserved an aggregate of 855,685 shares of Common Stock for issuance under the 2005 Equity Incentive Plan (excluding the increase of 300,000 shares for which shareholder approval is now being sought).

Eligibility

Employees, officers, directors, consultants, independent contractors and advisors of the Company (and of any parent or subsidiary of the Company) are eligible to receive awards under the 2005 Equity Incentive Plan (the "Participants"). No Participant is eligible to receive more than 40,000 shares of Common Stock in any calendar year under the 2005 Equity Incentive Plan, other than new employees of the Company (including directors and officers who are also new employees), who are eligible to receive up to a maximum of 60,000 shares of Common Stock in the calendar year in which they commence their employment with the Company. As of January 31, 2011, approximately 71 individuals were eligible to participate in the 2005 Equity Incentive Plan.

Administration

The Compensation Committee of the Board (the "Committee"), the members of which are appointed by the Board, administers the 2005 Equity Incentive Plan. The Committee currently consists of Uday Bellary, William Henry Delevati and Herbert May, all of whom are "non-employee directors," as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "outside directors," as defined pursuant to Section 162(m) of the Code. Subject to the terms of the 2005 Equity Incentive Plan, the Committee determines the persons who are to receive awards, the number of shares subject to each such award, and the terms and conditions of such awards, although the Board also sometimes administers the 2005 Equity Incentive Plan with respect to awards made to persons who are not executive officers of the Company. The Committee also has the authority to construe and interpret any of the provisions of the 2005 Equity Incentive Plan or any awards granted thereunder. In March 2006, the Board established a Committee of the Board designated as the Employee Option Committee and delegated to the Employee Option Committee the joint authority to make awards of stock options under the 2005 Equity Incentive Plan on standard plan terms to employees who are not executive officers of the Company and to consultants of the Company, up to a maximum of 2,000 shares per award, without further Board or Committee approval. The Employee Option Committee is to report any option grants that it makes to the Board. The Employee Option Committee is currently comprised of directors Jochen Witte and William Henry Delevati, a Compensation Committee member.

Stock Options

The 2005 Equity Incentive Plan permits the granting of options that are intended to qualify either as incentive stock options ("ISOs") within the meaning of the Code or nonqualified stock options ("NQSOs"). ISOs may be granted only to employees (including officers and directors who are also employees) of the Company or of any parent or subsidiary of the Company. Over the life of the 2005 Equity Incentive Plan, no more than 1,000,000 shares may be issued pursuant to the exercise of ISOs (the limitation of issuable shares would include any shares that again become issuable under the 2005 Equity Incentive Plan due to the expiration or termination of options for such shares to the extent the options are unexercised when they expire or terminate and the repurchase of shares at their issue price).

The option exercise price for each stock option granted under the 2005 Equity Incentive Plan must be no less than 100% of the "fair market value" (as defined in the 2005 Equity Incentive Plan) of a share of Common Stock at the date the option is granted. The per share exercise price of any ISO granted to a 10% shareholder under the 2005 Equity Incentive Plan must be no less than 110% of the fair market value of a share of Common Stock at the date the ISO is granted.

The exercise price of options granted under the 2005 Equity Incentive Plan may be paid as follows, to the extent approved by the Committee at the time of grant: (1) in cash (by check); (2) by cancellation of indebtedness of the Company to the Participant; (3) by surrender of shares of the Company's Common Stock owned by the Participant for at least six months and having a fair market value on the date of surrender equal to the aggregate exercise price of the option; (4) by waiver of compensation due to or accrued by the Participant for services rendered; (5) if the Company's stock is publicly traded, by a "same-day sale" commitment from the Participant and a National Association of Securities Dealers, Inc. ("NASD") broker or by a "margin" commitment from the Participant and a NASD broker; or (6) by any combination of the foregoing.

Termination of Options

Except as provided below, each option must expire no later than ten years after the date of grant. ISOs granted to a 10% shareholder expire five years after the date of grant. If an optionee's relationship with the Company is terminated for any reason other than death or disability, then the optionee will have the right to exercise the option at any time within three months after such termination (or within a shorter or longer time period after such termination not exceeding five years after termination as may be determined by the Committee, with any exercise beyond three months after termination deemed to be an NQSO) to the extent the right to exercise such option has vested and not previously been exercised at the date of termination, but in any event no later than the option expiration date.

If an optionee's service relationship terminates due to death or disability, as defined in Section 22(e)(3) of the Code (or if the optionee dies within three months after termination other than for death or disability), then the three-month period mentioned above will instead be twelve months after termination (or such shorter or longer time period not exceeding five years after termination as may be determined by the Board or Committee, with any such exercise beyond twelve months after termination due to death or disability deemed to be an NQSO) to the extent the right to exercise such option has vested and not previously been exercised at the date of termination, but in any event no later than the option expiration date.

If an optionee is determined by the Board (after giving the optionee an opportunity to present evidence) to have committed an act of theft, embezzlement, fraud, dishonesty or a breach of fiduciary duty to the Company (or any parent or subsidiary of the Company), then neither the optionee nor the optionee's estate or other person who may then hold the option shall be entitled to exercise such option after termination of employment.

Restricted Stock Awards

The Committee may grant Participants restricted stock awards to purchase stock either separately from, or in tandem with, other awards under the 2005 Equity Incentive Plan, under such terms, conditions and restrictions as the Committee may determine. The purchase price for such awards must be no less than 100% of the fair market value of the Company's Common Stock on the date of the award and can be paid for in any of the forms of consideration listed above in "Stock Options" (other than through a "same day sale" or "margin" commitment), or any combination thereof, as approved by the Committee at the time of grant. The Company has not granted any restricted stock awards under the 2005 Equity Incentive Plan.

Stock Bonus Awards

The Committee may grant Participants stock bonus awards either separately from, or in tandem with, other awards under the 2005 Equity Incentive Plan, under such terms, conditions and restrictions as the Committee may determine. A stock bonus may be awarded for past services rendered and may be awarded upon satisfaction of predetermined performance objectives. The Company has not granted any stock bonus awards under the 2005 Equity Incentive Plan.

Mergers, Consolidations, etc.

In the event of:

- a dissolution or liquidation of the Company;
- a merger or consolidation in which the Company is not the surviving corporation (subject to certain exceptions, as described in the 2005 Equity Incentive Plan);
- a merger or consolidation in which the Company is the surviving corporation but after which the shareholders of the Company immediately prior to such merger or consolidation (subject to certain exceptions, as described in the 2005 Equity Incentive Plan) own less than 50% of the shares or other equity interests in the Company immediately after such merger or consolidation; or
- the sale of substantially all of the assets of the Company;

the successor corporation may (1) assume, convert, replace or substitute equivalent awards in exchange for those granted under the 2005 Equity Incentive Plan or (2) provide substantially similar consideration, shares or other property as are provided to shareholders of the Company in the relevant transaction (after taking into account provisions of the awards). The successor may also issue, in place of outstanding shares of Common Stock that were issued to a Participant under the 2005 Equity Incentive Plan, substantially similar shares or other property subject to repurchase restrictions no less favorable to such Participant. In the event that the successor corporation does not assume or substitute awards granted under the 2005 Equity Incentive Plan, such awards will expire upon the closing of such transaction at the time and upon the conditions as the Board determines. The Company may also issue awards under the 2005 Equity Incentive Plan to substitute or assume awards granted by another business acquired by the Company.

Adjustment of Shares and Options

In the event that the number of outstanding shares of the Company's Common Stock is changed by a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of the Company without consideration, the number of shares of Common Stock available for grant and issuance under the 2005 Equity Incentive Plan, the number of shares of Common Stock subject to outstanding options granted under the 2005 Equity Incentive Plan and the exercise price per share of such options shall each be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with applicable securities laws.

Amendment of the 2005 Equity Incentive Plan

The Board may at any time terminate or amend the 2005 Equity Incentive Plan, including amending any form of award agreement or instrument to be executed pursuant to the 2005 Equity Incentive Plan. However, without obtaining shareholder approval, the Board may not amend the 2005 Equity Incentive Plan in any manner that requires shareholder approval pursuant to the Code or the regulations promulgated thereunder, pursuant to Section 16(b) of the Exchange Act or the rules promulgated thereunder or pursuant to rules of the California Department of Corporations that may require shareholder approval of a particular amendment.

Term of the Incentive Plan

Unless terminated earlier as provided in the 2005 Equity Incentive Plan, the 2005 Equity Incentive Plan will expire no later than May 31, 2015, ten years from the date the 2005 Equity Incentive Plan was adopted by the Board.

Federal Income Tax Information

THE FOLLOWING IS A GENERAL SUMMARY AS OF THE DATE OF THIS PROXY STATEMENT OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY AND PARTICIPANTS UNDER THE 2005 EQUITY INCENTIVE PLAN. FEDERAL TAX LAWS MAY CHANGE AND THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES FOR ANY PARTICIPANT WILL DEPEND UPON HIS OR HER INDIVIDUAL CIRCUMSTANCES. EACH PARTICIPANT HAS BEEN AND IS ENCOURAGED TO SEEK THE ADVICE OF A QUALIFIED TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE 2005 EQUITY INCENTIVE PLAN.

Incentive Stock Options. A Participant will recognize no income upon grant of an ISO and incur no tax on its exercise (unless the Participant is subject to the alternative minimum tax or "AMT"). If the Participant holds shares acquired upon exercise of an ISO (the "ISO Shares") for more than one year after the date the option was exercised and for more than two years after the date the option was granted, the Participant generally will realize capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares. This gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO Shares. The rate of taxation that applies to capital gain depends upon the length of time the ISO Shares are held by the Participant.

If the Participant disposes of ISO Shares prior to the expiration of either required holding period as described above (a "disqualifying disposition"), then the gain realized upon such disposition, up to the difference between the fair market value of the ISO Shares on the later of the date of vesting or the date of exercise and the option exercise price (or, if less, the amount realized on a sale of such shares), will be treated as ordinary income. Any additional gain will be capital gain and taxed at a rate that depends upon the length of time the ISO Shares were held by the Participant. If the shares are sold for less than what the Participant paid for the shares, then no ordinary income is recognized and the Participant has a capital loss. Beginning in 2010, Versant is required to file a Form 3921 with the IRS reporting every exercise of an ISO by each of its employees.

Alternative Minimum Tax. The difference between the fair market value of the ISO Shares on the date of exercise and the exercise price is an adjustment to income for purposes of AMT.

Nonqualified Stock Options. A Participant will not recognize any taxable income at the time an NQSO is granted. However, upon exercise of an NQSO, the Participant must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the Participant's exercise price. The included amount must be treated as ordinary income by the Participant and may be subject to income tax withholding by the Company (either by payment in cash or withholding out of the Participant's salary). Upon resale of the shares by the Participant, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss.

Restricted Stock and Stock Bonus Awards. Restricted stock and stock bonus awards are generally subject to tax at the time the shares are issued, except for shares that are subject to vesting. Shares that are subject to vesting will be subject to tax as they vest unless the Participant elects to be taxed at the time the shares are issued. At the time the tax is incurred, the Participant has ordinary income equal to the then fair market value of the shares and in the case of an employee the Company is required to withhold taxes. Upon resale of the shares by the Participant, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss.

Tax Treatment of the Company. The Company generally will be entitled to a deduction in connection with the exercise of an NQSO by a Participant or the receipt of restricted stock or stock bonus awards by a Participant to the extent that the Participant recognizes ordinary income and the Company properly reports such income to the Internal Revenue Service. The Company will be entitled to a deduction in connection with the disposition of ISO Shares only to the extent that the Participant recognizes ordinary income on a disqualifying disposition of the ISO Shares, provided that the Company properly reports such income to the Internal Revenue Service.

Accounting Treatment

Versant will recognize compensation expense in connection with awards granted under the 2005 Equity Incentive Plan as required under applicable accounting standards.

New Plan Benefits

Employees, officers, directors, consultants, independent contractors and advisors of the Company (and of any parents or subsidiaries of the Company) are eligible to receive awards under the 2005 Equity Incentive Plan. No Participant is eligible to receive more than 40,000 shares of Common Stock in any calendar year under the 2005 Equity Incentive Plan, other than new employees of the Company (including directors and officers who are also new employees), who are eligible to receive up to a maximum of 60,000 shares of Common Stock in the calendar year in which they commence their employment with the Company.

Grants of stock options and other awards under the 2005 Equity Incentive Plan will be discretionary and therefore the amount of such awards and their related exercise or purchase prices is not presently determinable. On February 22, 2011, the closing price of Versant Common Stock on the NASDAQ Capital Market was $13.35 per share.

Aggregate Past Grants Under the 2005 Equity Incentive Plan

The table below shows, as to each Named Executive Officer and the various indicated groups, the aggregate number of shares of Versant common stock subject to option grants under the 2005 Equity Incentive Plan since its inception through January 31, 2011.

Name	Number of options granted (#)
Named Executive Officers:	
Jochen Witte	120,000
Jerry Wong	77,500
All current executive officers as a group (2 persons)	197,500
All employees, excluding current executive officers	493,625

Vote Required and Board of Directors' Recommendation.

Approval of the proposed amendment to the 2005 Equity Incentive Plan to increase the number of shares of Common Stock reserved thereunder requires the affirmative vote of a majority of the outstanding shares of the Company's Common Stock entitled to vote, the holders of which are present in person or represented by proxy at the Annual Meeting and voting on this proposal, which affirmative vote must also include the affirmative vote of at least a majority of the required quorum. If you own shares through a broker, you must instruct your broker how to vote in order for your vote to be counted on this proposal. Should such shareholder approval not be obtained, then the share increase will not be implemented. However, the 2005 Equity Incentive Plan will continue to remain in effect until terminated, as described above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* APPROVAL OF THE AMENDMENT TO THE COMPANY'S 2005 EQUITY INCENTIVE PLAN

PROPOSAL NO. 4
APPROVAL OF AMENDMENT TO
VERSANT'S 2005 DIRECTORS STOCK OPTION PLAN

Shareholders are being asked to approve an amendment, to the Company's 2005 Directors Stock Option Plan (the "2005 Directors Plan") to increase the number of shares of Common Stock reserved for issuance under the 2005 Directors Plan by 20,000 shares, from 119,000 to 139,000 shares. This amendment was recommended by the Compensation Committee and approved by the Board on February 22, 2011. As of January 31, 2011, 22,000 shares remained available for grant under options granted under the 2005 Directors Plan.

The purpose of the 2005 Directors Plan is to enhance the Company's ability to attract and retain highly qualified Outside Directors (as defined below) through the use of equity incentives. The Board believes that increasing the number of shares reserved for issuance under the 2005 Directors Plan is in the best interests of the Company because it believes it will help enable the Company to provide equity participation to attract and retain Outside Directors of outstanding ability. In this regard, the Company notes that recent legislation and stock exchange requirements have increased the obligations and time commitment of directors to public companies such as the Company.

Set forth below is a summary of the principal features of the 2005 Directors Plan, which summary is qualified in its entirety by reference to the terms and conditions of the 2005 Directors Plan, a copy of which (which does not incorporate the proposed amendment which is the subject of this proposal) is attached as Exhibit 99.05 to the Company's registration statement on Form S-8 filed with the SEC on June 12, 2009. The Company will provide, without charge and upon request, to each person to whom a Proxy Statement is delivered, a copy of the 2005 Directors Plan. Any such request should be directed as follows:

Versant Corporation
Attention: Board of Directors c/o Secretary
255 Shoreline Drive, Suite 450
Redwood City, CA 94065 USA
Tel: (650) 232-2400
Fax: (650) 232-2401

Directors Plan History

On June 1, 2005, the Company's Board of Directors (including all the members of the Compensation Committee of the Board) adopted the 2005 Directors Plan as a successor and replacement to the Company's 1996 Directors Stock Option Plan (the "1996 Directors Plan"), which was scheduled to expire in May, 2006. At the Company's Annual Meeting of Shareholders on August 22, 2005, the Company's shareholders approved the adoption of the 2005 Directors Plan. On that date, the Company immediately terminated use of the 1996 Directors Plan and ceased to grant stock options or other stock awards under the 1996 Directors Plan, and instead began granting them under the 2005 Directors Plan. On May 22, 2007, the Board approved an amendment to the 2005 Directors Plan to increase the number of shares subject to a Succeeding Grant (as defined below) from 2,000 shares to 4,000 shares. At the Company's Annual Meeting of Shareholders on April 24, 2008, the Company's shareholders approved an amendment to the 2005 Directors Plan (previously approved by the Board) to increase the number of shares of Common Stock issuable thereunder by 50,000 shares to 99,000. On April 24, 2009, the Company's shareholders approved an amendment to the 2005 Directors Plan (previously approved by the Board) to increase the number of shares reserved for issuance under the plan by 20,000 shares to 119,000. On February 22, 2011, the Board approved an amendment to the 2005 Directors Plan to increase the number of shares reserved for issuance under the plan by 20,000 shares to 139,000.

Shares Subject to the 2005 Directors Plan

The stock subject to issuance under the 2005 Directors Plan consists of shares of the Company's authorized but unissued Common Stock. As of October 31, 2010, the Board had reserved an aggregate of 119,000 shares of Common Stock for issuance under the 2005 Directors Plan (excluding the increase of 20,000 shares for which shareholder approval is now being sought). As of January 31, 2011, a total of 22,000 shares remained available for the grant of any additional options under the 2005 Directors Plan.

Administration

The 2005 Directors Plan is administered by the Board but can also be administered by a committee of more than two directors. The interpretation by the Board (or any such committee which is then administering the 2005 Directors Plan) of any provision of the 2005 Directors Plan or any option granted thereunder shall be final and binding upon the Company and all persons having an interest in any such option or any shares purchased pursuant to such an option. The members of the Board do not receive any compensation for administering the 2005 Directors Plan. The Company bears all expenses in connection with administration of the 2005 Directors Plan.

Eligibility

Only directors who are not employees of the Company or any parent, subsidiary or affiliate of the Company (as defined in the 2005 Directors Plan) may be granted options under the 2005 Directors Plan. As of October 31, 2010, four individuals were eligible to participate in the 2005 Directors Plan.

Option Grant Formula

Initial Grants

Under the 2005 Directors Plan, each eligible Outside Director who becomes a member of the Board for the first time will be automatically granted an option to purchase up to 4,000 shares of Common Stock upon joining the Board (an "Initial Grant").

Succeeding Grants

Under the 2005 Directors Plan, on each anniversary of August 22, each Outside Director who is then a member of the Board will automatically be granted an additional Succeeding Grant option (the "Succeeding Grant") to purchase 4,000 shares of Common Stock; *except that* if the Outside Director has not been a member of the Board for the entire one (1) year period immediately preceding such anniversary of August 22, then he or she will instead receive a prorated option for a reduced number of shares equal to 4,000 shares multiplied by a fraction (i) whose numerator is the number of days between the date on which such Outside Director became a member of the Board within such one (1) year period and such anniversary date and (ii) whose denominator is 365 days.

The number of shares subject to an Initial Grant or a Succeeding Grant will each be proportionally adjusted to reflect stock splits, reverse stock splits, stock dividends and other similar events as described below under "Adjustment of Shares and Options".

Vesting

If an Outside Director ceases to be a director or consultant of the Company, then any shares such Outside Director purchased by exercising an option granted under the 2005 Directors Plan that are unvested on such director's termination date (the "Termination Date") may be repurchased by the Company at the price per share at which the shares were issued upon exercise of the option (the "Company Repurchase Option"). See "Restrictions on Shares" below. Fifty percent (50%) of the shares subject to an option granted under the 2005 Directors Plan vest free of the Company Repurchase Option on each of the first two anniversaries of the date the option was granted, so long as the optionee has continuously served as a member of the Board or a consultant to the Company through the applicable vesting date. In the event of certain corporate transactions involving the Company, the vesting of shares subject to options granted under the 2005 Directors Plan may be accelerated. See "Assumption of Options by Successors; Acceleration of Vesting" below. Options granted to Outside Directors under the 2005 Directors Plan are immediately exercisable in full, for both vested and unvested shares, upon their award, subject to the Company's right to repurchase unvested shares as described above.

Exercise Price

The exercise price of each option granted under the 2005 Directors Plan will be the fair market value of the Common Stock on the date of grant of the option. The exercise price of options granted under the 2005 Directors Plan may be paid as follows, to the extent approved by the Board (or board committee administering the 2005 Directors Plan) at the time of grant: (1) in cash or by check; (2) by surrender of shares of the Company's Common Stock owned by the Outside Director exercising the option (the "Optionee") for at least six months and having a fair market value on the date of surrender equal to the aggregate exercise price of the option; (3) by waiver of compensation due to or accrued by the Optionee for services rendered; (4) if a public market exists for the Company's Common Stock, by a "same-day sale" commitment from the Optionee and a broker-dealer that is a member of the National Association of Securities Dealers (a "broker") or by a "margin" commitment from the Optionee and a broker; or (5) by any combination of the foregoing.

Termination of Options

Except as provided below, each option granted under the 2005 Directors Plan will expire ten years after the date of grant. Options cease to vest if the Outside Director ceases to be a member of the Board or a consultant to the Company. If the Outside Director ceases to be a member of the Board or a consultant to the Company for any reason except death or disability, then each option granted under the 2005 Directors Plan and then held by the Outside Director, to the extent (and only to the extent) that the shares subject to such option are vested on the date such Outside Director ceases to be a member of the Board or a consultant to the Company, may be exercised by the Outside Director within seven months after the Termination Date, but in no event later than the expiration date of the option. If the Outside Director ceases to be a member of the Board or a consultant to the Company because of his or her death or disability within the meaning of Section 22(e)(3) of the Code, then each option then held by the Outside Director, to the extent (and only to the extent) that the shares subject to such option are vested on such Outside Director's Termination Date, may be exercised by the Outside Director or his or her legal representative within twelve months after the Termination Date, but in no event later than the expiration date of the option. If any option expires or terminates for any reason without being exercised in whole or in part, the shares thereby released from such option will again be available for grant and purchase under other options subsequently granted under the 2005 Directors Plan. In addition, shares issued pursuant to the 2005 Directors Plan that are repurchased by the Company at their original issue price, will again become available for grant under other stock options granted under the 2005 Directors Plan.

Adjustment of Shares and Options

In the event that the number of outstanding shares of the Company's Common Stock is changed by a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of the Company without consideration, the number of shares of Common Stock available for grant under the 2005 Directors Plan, the number of shares of Common Stock subject to outstanding options granted under the 2005 Directors Plan, the number of shares that are subject to an option awarded as an Initial Grant or a Succeeding Grant and the exercise price per share of such options shall each be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with applicable securities laws.

Assumption of Options by Successors; Acceleration of Vesting

In the event of:

- a dissolution or liquidation of the Company;
- a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction or other transaction in which there is no substantial change in the shareholders of the Company or their relative stock holdings and the options granted under the 2005 Directors Plan are assumed or replaced by the successor corporation, which assumption will be binding on all Optionees);
- a merger or consolidation in which the Company is the surviving corporation but after which the shareholders of the Company immediately after such merger or consolidation (other than any shareholder which merges or consolidates, or which controls another corporation which merges or consolidates, with the Company in such merger or consolidation) own less than 50% of the shares or other equity interests in the Company immediately after such merger or consolidation;
- the sale of substantially all of the assets of the Company; or
- the acquisition, sale or transfer of a majority of the outstanding shares of the Company by tender offer or similar transaction;

then the vesting of all options granted pursuant to the 2005 Directors Plan will accelerate and the options will become exercisable in full prior to the consummation of such event at such times and on such conditions as the Board determines, and if such options are not exercised prior to the consummation of such transaction, they shall terminate in accordance with the provisions of the 2005 Directors Plan regarding the termination of options.

Restrictions on Shares

The Company shall reserve to itself or its assignee(s), in the option grant, a right to repurchase any or all unvested shares issued under the 2005 Directors Plan and held by an Outside Director at the original exercise price of such shares if the Outside Director ceases to be a member of the Board or a consultant to the Company. Options granted under the Directors Plan are exercisable immediately, subject to the Company's right to repurchase unvested shares at the original option exercise price, with such right of repurchase lapsing as shares vest. See "Vesting" above.

Amendment and Termination of the 2005 Directors Plan

The Board (or Board committee administering the 2005 Directors Plan) may at any time terminate or amend the 2005 Directors Plan but may not terminate or amend the terms of any outstanding option granted under the 2005 Directors Plan without the consent of the holder of that option. In addition, the Board or such Board committee may not, without the approval of the shareholders of the

Company, increase the total number of shares of Common Stock available for grant under the 2005 Directors Plan (except by adjustment in the event of stock dividend, stock split or the like) or change the class of persons eligible to receive options under the 2005 Directors Plan. In any case, no amendment to the 2005 Directors Plan may adversely affect any then outstanding options or any unexercised portions thereof without the written consent of the optionee. Unless terminated earlier as provided in the 2005 Directors Plan, the 2005 Directors Plan will terminate on June 1, 2015, ten years from the date the 2005 Directors Plan was adopted by the Board.

Federal Income Tax Information

THE FOLLOWING IS A GENERAL SUMMARY AS OF THE DATE OF THIS PROXY STATEMENT OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY AND DIRECTORS PARTICIPATING IN THE 2005 DIRECTORS PLAN. FEDERAL TAX LAWS MAY CHANGE AND THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES FOR ANY DIRECTOR WILL DEPEND UPON HIS OR HER INDIVIDUAL CIRCUMSTANCES. EACH DIRECTOR HAS BEEN DIRECTED TO SEEK THE ADVICE OF A QUALIFIED TAX ADVISER REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE DIRECTORS PLAN.

Options granted under the 2005 Directors Plan will be nonqualified stock options ("NQSOs"). The tax laws of the countries in which such optionees reside will govern any tax effects that accrue to foreign optionees as a result of participation in the 2005 Directors Plan.

Tax Treatment of the Optionee. An optionee will not recognize any taxable income at the time an NQSO is granted. However, upon exercise of an NQSO for vested shares, the optionee must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the optionee's purchase price. The included amount must be treated as ordinary income by the optionee and may in the future be subject to income tax withholding by the Company (by payment in cash or withholding out of the optionee's salary). At present, the Company is not required to withhold taxes on income paid to non-employees. Upon resale of the shares by the optionee, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss. However, where the Company holds a right to repurchase unvested option shares at the option exercise price if the optionee leaves the Company before the vesting schedule is satisfied, the unvested shares will be treated as subject to a substantial risk of forfeiture for the duration of the vesting period, unless the optionee timely elects to be taxed in the year of exercise on the difference between fair market value on the date of exercise and the option exercise price. Upon resale of the shares by the optionee, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss.

Tax Treatment of the Company. The Company will be entitled to a deduction in the year of exercise of an NQSO by a domestic director for either vested shares or unvested shares for which a timely election under Section 83(b) of the Code is made, or the year of vesting in the case of unvested shares for which an election under Section 83(b) of the Code is not timely made at the time of exercise, in an amount equal to the amount that the optionee recognizes as ordinary income subject to the Company properly reporting such income to the Internal Revenue Service.

Accounting Treatment

Versant will recognize compensation expense in connection with awards granted under the 2005 Directors Plan as required under applicable accounting standards.

New Plan Benefits

The following table shows all expected fiscal 2011 option grants under the 2005 Directors Plan for the persons indicated assuming shareholders approve the amendment of the plan that is the subject of this proposal. Only Outside Directors are eligible for options under the 2005 Directors Plan. Therefore, we will not make any grants under the 2005 Directors Plan during fiscal 2011 to any individuals other than eligible Outside Directors.

Name and Position	Dollar Value	Number of Options(1)
Jochen Witte *President and Chief Executive Officer*	—	—
Jerry Wong *Vice President, Finance, Chief Financial Officer*	—	—
All current executive officers as a group (2 persons)	—	—
All current directors who are not executive officers, as a group (4 persons)	$*	16,000
All employees, including officers who are not executive officers, as a group	—	—

(*) The exercise price will be the closing price of Versant's Common Stock on August 22, 2011. The grant date fair value of each option will be computed in accordance with ASC 718. On February 22, 2011, the closing price of Versant Common Stock on the NASDAQ Capital Market was $13.35 per share.

(1) If the proposed amendment to the 2005 Directors Option Plan described in this Proxy Statement is approved, then each of our incumbent Outside Directors (currently four directors) who are directors on August 22, 2011 will receive an option to purchase 4,000 shares of our Common Stock on August 22, 2011 at an exercise price per share equal to the closing price of Versant's Common Stock on the date of grant, which option is immediately exercisable and vests as to 50% of the shares on each of the two anniversaries following the grant date subject to continued service as a director or consultant.

Aggregate Past Grants Under the 2005 Directors Plan

Past grants of stock options to directors under our 2005 Directors Plan are summarized in this Proxy Statement under "Board of Directors and Corporate Governance—Directors Compensation".

Vote Required and Board of Directors' Recommendation.

Approval of the proposed amendment of the 2005 Directors Plan to increase the number of shares of Common Stock reserved thereunder requires the affirmative vote of a majority of the outstanding shares of the Company's Common Stock entitled to vote, the holders of which are present in person or represented by proxy at the Annual Meeting and voting on this proposal, which affirmative vote must also include the affirmative vote of at least a majority of the required quorum. If you own shares through a broker, you must instruct your broker how to vote in order for your vote to be counted on this proposal. Should such shareholder approval not be obtained, then the proposed increase in the number of shares of Common Stock reserved under the 2005 Directors Plan will not be implemented. However, the 2005 Directors Plan will continue to remain in effect until terminated, as described above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* APPROVAL OF THE AMENDMENT TO THE COMPANY'S 2005 DIRECTORS PLAN.

Appendix to Annual Report to Shareholders

Executive Officers

Jochen Witte
President,
Chief Executive Officer

Jerry Wong
Vice President, Finance
Chief Financial Officer and
Secretary

Directors

Uday Bellary
Chief Financial Officer,
GreenVolts, Inc.

William Henry Delevati
Independent Consultant

Herbert May
Independent Consultant

Jochen Witte
President,
Chief Executive Officer, Versant
Corporation

Bernhard Woebker
Independent Consultant

Corporate Information

Principal Offices
Versant Corporation
255 Shoreline Drive
Suite 450
Redwood City, CA 94065
(650) 232-2400
Website: *www.Versant.com*

Independent Auditors
Grant Thornton LLP
San Francisco, California

Transfer Agent
BNY Mellon Shareowner
Services
480 Washington Blvd.,
27th Floor
Jersey City, NJ 07310

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2010, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (EXCLUDING THE EXHIBITS THERETO), IS AVAILABLE TO VERSANT SHAREHOLDERS FREE OF CHARGE, UPON WRITTEN REQUEST TO: SECRETARY, VERSANT CORPORATION, 255 SHORELINE DRIVE, SUITE 450, REDWOOD CITY, CALIFORNIA 94065. COPIES OF EXHIBITS TO THE FORM 10-K ARE AVAILABLE UPON REQUEST UPON PAYMENT OF VERSANT'S REASONABLE EXPENSES OF FURNISHING SUCH EXHIBITS.

This annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. We caution investors that forward-looking statements are only predictions, forecasts or estimates, are not guarantees or assurances of our future performance and are subject to significant risks and uncertainties. Our actual results and performance may differ materially from the results and performance anticipated by any forward-looking statements due to these risks and uncertainties. Some of the important risks and factors that could cause our results and performance to differ from results or performance anticipated by this report are discussed in Item 1A of this report—"Risk Factors"—which you should read carefully. We undertake no obligation to revise or update any forward-looking statement to reflect any future events or circumstances or for any other reason.